


2012
ANNUAL REPORT

# Good as Gold





FIRST GUARANTY BANCSHARES, INC.



# Financial Snapshot

## Tangible Book Value [1]

(per common share)



15
12
9
6
3
0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012


Tangible Book Value per share has increased from **$2.05** to **$14.36** since 1993.

## Cash Dividends on Common Stock

(In thousands)



5000
4000
3000
2000
1000
0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012



First Guaranty has paid **$44.5 million** in Cash Dividends to common shareholders since 1993.

## *First Guaranty Bancshares, Inc.*

At December 31, 2012, total assets were $1.4 billion, net income was $12.1 million, earnings per common share were $1.60 and tangible book value per share was $14.36. Return on average assets was 0.89% and return on average common equity was 10.90% for 2012. Our commitment to customer service, combined with the hard work of our employees is the foundation of our performance and profitability. The Company focus is to benefit our customers, communities, employees and shareholders.

## *Profile*

First Guaranty Bancshares, Inc. is the holding company of First Guaranty Bank, which it wholly owns. The Bank is a full-service financial institution with a major presence throughout Louisiana and serves customers from its 21 banking center locations. Headquartered in Hammond, Louisiana, the Company had 274 employees as of December 31, 2012.

**Visit www.fgb.net for additional information.**

## Dividends Per One 1993 Common Share [2]



1.5
1.2
0.9
0.6
0.3
0.0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2007 2008 2009 2010 2011 2012




Total cash dividends paid on common shares since 1993:
$44,514,000


[1] Total equity less preferred equity, goodwill and intangibles divided by shares outstanding

[2] Cash dividends from the perspective of one original share of common stock from 1993 to present, this considers the impact of stock splits and stock dividends



# Table of Contents





FINE
GOLD
999.9
NET WT
1000g



# Good as Gold

*First Guaranty Bancshares, Inc. is Safe, Sound & Profitable –*

*An Excellent Investment for the Future.*

***We are as Good as Gold.***

78 years after its founding, we, at First Guaranty, maintain our unwavering focus on our mission, values and goals. First Guaranty's performance exemplifies strong growth and enhanced shareholder value. We have achieved great success with our commitment to customer service, to the communities we serve and to our employees. We have invested in new products, technology and staff.

By design, our banking center locations are situated in the fastest growing regions in the State of Louisiana. Completion of the Bank of Greensburg merger in 2011 brought First Guaranty Bank into St. Helena Parish and strengthened its presence and market share throughout Livingston and Tangipahoa Parishes.

First Guaranty's Board, Management and employees are focused on value by building capital, paying dividends to our shareholders, and meeting the banking needs of our communities. Since 1993, we have paid 78 consecutive quarterly dividends to common shareholders, generated $117 million in total earnings, paid over $44 million in common shareholder dividends and increased total capital by $125 million.

**2012 Accomplishments**

- *Strengthened Balance Sheet*
- *Strong Earnings*
- *Increased Loan Interest Income*
- *Decreased Interest Expense*
- *Increased Core Net Income*
- *Increased Stockholders' Equity*
- *Maximization of Assets*
- *Employee Training*




FIRST
GUARANTY
BANK





Go for the
GOLD




SOUTHEASTERN
LOUISIANA UNIVERSITY


*Photograph courtesy of Southeastern Louisiana University Athletics*

**Shareholders strike gold** with a Company that views its customers as worth their weight in gold. Employees and officers work diligently to please customers while expanding the Bank's services and accounts. Southeastern Louisiana University and its football team use the line "Go for the Gold." Likewise, First Guaranty employees are well-informed about the realm of financial services offered and "Go for the Gold" when striving to attract new customers and service our existing, loyal customers. First Guaranty's Board of Directors and Advisory Board represent a gold mine of information, insight and experience. This information is communicated throughout the Company, with shareholders and customers to better serve them and our community.



PURE
GOLD
999.9
PURE
GOLD
999.9


*To satisfy the functions of money, an item must be a unit of account, a medium of exchange and a store of value. Gold is all of these things; it is durable, portable, divisible, consistent, intrinsically valuable and, of crucial relevance today, it cannot be created by central banks. Gold is a tangible asset; fiat currency is merely printed paper created by government decree. It is only the promise written on the paper that gives it any value. Paper money is not a store of value; both the US dollar and the Canadian dollar have lost over 82% of their value since 1971.*

*Gold is traded on the currency desks of banks, not the commodity desks. The financial institutions of the world understand gold is money. Central banks hold gold as part of their reserves, they understand gold is money, and since 2009 have become net buyers of gold for the first time in decades.*

*Gold has been used throughout history as money and has been a relative standard for currency equivalents specific to economic regions or countries, until recent times.*

www.resourceinvestor.com/author/paul-de-sousa



***First Guaranty Bancshares*** is experiencing increased profitability with solid performance. Due to its strong capital position, the Bank is poised for many more years of growth, profitability and outstanding performance and a golden opportunity exists. This financial opportunity is shared with shareholders and customers.

| | Earnings | Total Common Dividends Paid | Cumulative Retained Earnings (Deficit)* | Notable Events |
|---|---|---|---|---|
| 1993 | $2.1 million | $ 200,000 | $ (4,984,000) | ▪ Investors purchased $3.6 million of common stock |
| 1994 | $1.7 million | $ 601,000 | $ (3,879,070) | |
| 1995 | $2.1 million | $ 815,000 | $ (2,796,000) | ▪ Investors purchased $337,000 of common stock |
| 1996 | $3.3 million | $1,020,000 | $ (774,000) | ▪ Three-for-two stock split |
| 1997 | $3.4 million | $1,223,000 | $ 1,205,000 | |
| 1998 | $3.4 million | $1,223,000 | $ 3,482,000 | |
| 1999 | $3.4 million | $1,316,000 | $ 4,473,000 | ▪ Investors purchased $9.6 million of common stock<br>▪ Acquired 13 branches from Bank One of Louisiana<br>▪ Acquired First Southwest Bank |
| 2000 | $5.0 million | $1,530,000 | $ 5,027,000 | ▪ Gains from sale of acquired branches net of tax totaling $2.8 million |
| 2001 | $6.0 million | $1,668,000 | $ 8,638,000 | ▪ Acquired Woodlands Bancorp<br>▪ Gains from sale of acquired branches net of tax totaling $1.3 million |
| 2002 | $3.5 million | $1,751,000 | $ 10,426,00 | |
| 2003 | $7.0 million | $2,086,000 | $ 13,967,000 | |
| 2004 | $8.6 million | $2,752,000 | $ 19,771,000 | |
| 2005 | $6.0 million | $3,173,000 | $ 23,351,000 | ▪ Four-for-three stock split |
| 2006 | $8.4 million | $3,335,000 | $ 28,402,000 | |
| 2007 | $9.8 million | $3,053,000 | $ 34,671,000 | ▪ Acquired Homestead Bancorp |
| 2008 | $5.5 million | $3,558,000 | $ 36,626,000 | |
| 2009 | $7.6 million | $3,558,000 | $ 40,069,000 | |
| 2010 | $10.0 million | $3,558,000 | $ 45,203,000 | |
| 2011 | $8.0 million | $3,610,000 | $ 47,650,000 | ▪ Acquired Greensburg Bancshares |
| 2012 | $12.1 million | $4,035,000 | $ 53,702,000 | ▪ 2,895 treasury shares purchased at $18.59 per share<br>▪ 10% common stock dividend<br>▪ Dividend rate per share remains $0.16 per quarter |
| | **$117 million** | **$44.5 million** | | |

*Retained earnings has not been adjusted to consider stock splits or stock dividends. This better reflects earnings that have been retained as capital. Retained earnings is the product of Company earnings less common and preferred dividends. The accumulated deficits in 1993 through 1996 were due to losses incurred prior to 1993.



# First Guaranty Bank
## BOARD OF DIRECTORS


Marshall T. Reynolds


Alton B. Lewis, Jr.


Andrew Gasaway, Jr.


Anthony J. Berner, Jr.


Charles Brister


Gloria M. Dykes


Dr. Phillip E. Fincher


Robert H. Gabriel


Glenda B. Glover


Daniel P. Harrington


William K. Hood


Edwin L. Hoover, Jr.

**Marshall T. Reynolds**
Chairman of the Board,
First Guaranty Bancshares, Inc.
Chairman of the Board, First Guaranty Bank
President and Chief Executive Officer,
Champion Industries

**Alton B. Lewis, Jr.**
Vice Chairman of the Board and Chief Executive Officer/President First Guaranty Bancshares, Inc.
Vice Chairman of the Board, Chief Executive Officer/ President, First Guaranty Bank

**Andrew Gasaway, Jr.**
Secretary to the Board
President, Gasaway-Gasaway-Bankston Architects

**Anthony J. Berner, Jr.**
President, Pon Food Corporation

**Charles Brister**
Chief Executive Officer and Chairman,
Brister's Consultants

**Gloria M. Dykes**
Part Owner, Dykes Feed & Fertilizer, Inc.

**Dr. Phillip E. Fincher**
Retired Economics/Finance Professor

**Robert H. Gabriel**
President, Gabriel Building Supply

**Glenda B. Glover**
Chairman, Audit Committee of First Guaranty Bancshares, Inc.
President, Tennessee State University

**Daniel P. Harrington**
President, HTV Industries, Inc.

**William K. Hood**
Chairman, Directors Loan Committee and Audit Committee of First Guaranty Bank
Executive, Hood Automotive Group

**Edwin L. Hoover, Jr.**
President, Encore Development Corporation





Joseph E.
Lombardo



Morgan S.
Nalty



Daniel F.
Packer, Jr.



Nancy C.
Ribas



Nicholas A.
Saladino



Sam P.
Scelfo, Jr.



Richard "Dickie" W.
Sitman



Ann A.
Smith



Edgar R.
Smith, III

**Joseph E. Lombardo**
Owner, Southland Steel Fabricators, Inc.

**Morgan S. Nalty**
Investment Banking Executive & Partner,
Johnson, Rice & Company, LLC

**Daniel F. Packer, Jr.**
President and Chief Executive Officer of Lafert, LLC,
Urban Dimensions

**Nancy C. Ribas**
Owner/Manager, Various investment properties

**Nicholas A. Saladino**
Retired Mayor, Town of Kentwood

**Sam P. Scelfo, Jr.**
President, Gambino's Bakeries & Caterers, Inc.

**Richard "Dickie" W. Sitman**
Board President, Dixie Electric Membership Corporation

**Ann A. Smith**
Member of Louisiana School Board Association
Tangipahoa Parish School Board Member
(Former President)

**Edgar R. Smith, III**
President and Chief Executive Officer
of Smitty's Supply, Inc.

*Directors Emeritus*
**Robert H. Beymer**
**Collins Bonicard**
**Robert L. Shell, Jr.**

***Our shareholder and customer loyalty*** combined with Management's vision, leadership and implementation of our fortress balance sheet strategy, are the foundation of First Guaranty. Together, we've built a strong Bank.

Our strong foundation with consistent emphasis on providing true return to shareholders remains vital and has been proven effective.





# First Guaranty Bank
## ADVISORY BOARD





*Above photo, left to right:*
Thomas "Tommy" D. Crump, Jr., Gil Dowies, III,
Dr. Phillip E. Fincher and John D. Gladney, M.D.,
*Inset photo:*
Britt L. Synco

The members of the Advisory Board of First Guaranty Bank are Thomas "Tommy" D. Crump, Jr., Carrell G. "Gil" Dowies, III, Dr. Phillip E. Fincher, John D. Gladney, M.D. and Britt L. Synco.

In addition to vast experience as bank directors, these gentlemen represent decades of expertise in both wholesale and retail marketing in North Louisiana. They provide valuable insight into the financial and civic activities that affect the Company's performance.

Management has found this group of advisory directors to be vital in all aspects of the Company's activities. They are particularly helpful in developing lending and marketing philosophies and providing critical insight into developments in the fields of agriculture, forestry, oil and gas production and other business activities.





Alton B. Lewis, Jr.
Chief Executive Officer/President

Dear Shareholders,

Good as Gold.

The Board of Directors and Management of First Guaranty Bancshares, Inc. have worked to make your investment in First Guaranty safer, sounder and stronger – as good as gold. 2012 brought great progress toward building a fortress balance sheet for First Guaranty Bancshares, Inc., making it solid as a rock and good as gold.

In 2012, Net Income totaled $12,059,000, an increase of $4,026,000 over 2011. Core income increased to $8,894,000 an increase over 2011 of 55.98%.

These earnings contributed to increase the total stockholders' equity to $134,181,000 while total common equity increased to $94,746,000 from $87,167,000. The book value per share of First Guaranty Bancshares, Inc. stock increased to $15.06 from $13.85.

As a result of 2012 operations, First Guaranty Bancshares, Inc. is a much stronger, safer and more solid institution.

In an extremely competitive loan market environment, First Guaranty's gross loans increased by $56,000,000 to $629,500,000 and net loans increased to $619,158,000 from $564,221,000 as of December 31, 2011. This increase in loan volume coupled with our decrease in interest expense of $1,998,000 for the year enabled us to increase earnings.

At the same time, asset quality increased significantly as our nonperforming assets decreased from $28,895,000 as of December 31, 2011 to $23,537,000 as of December 31, 2012. Charge offs for the year ending December 31, 2012 totaled $3,451,000 compared to $10,357,000 for the year ending December 31, 2011.

In sum, year end December 31, 2012 resulted in your investment in First Guaranty Bancshares, Inc. being significantly safer and stronger with great progress toward a fortress balance sheet. In time of economic uncertainty, your investment in First Guaranty Bancshares, Inc., indeed, looks as good as gold.

As we progress through 2013, we intend to build upon the solid foundation that has been laid in 2011 and 2012. We intend to continue our profitability, continue to improve our asset quality, continue to improve our shareholder value and take advantage of any opportunities for expansion which would result in a safer, sounder and more profitable First Guaranty Bancshares, Inc.

We appreciate your support and pledge to continue working together to better serve our communities, to maximize the potential of First Guaranty Bancshares, Inc., and to enhance our shareholder value.

Sincerely,



Alton B. Lewis, Jr.
Chief Executive Officer/President
FIRST GUARANTY BANCSHARES, INC.
Chief Executive Officer/President
FIRST GUARANTY BANK





Eric J. Dosch
Chief Financial Officer

## Report from the Chief Financial Officer

Book value per share in 2012 increased 8.7% to $15.06 from $13.85 in 2011. Total common shareholder's equity increased $7.6 million from 2011 to 2012. First Guaranty Bancshares, Inc. Tier one regulatory capital ratio increased to 9.24% in 2012 from 9.03% in 2011 and total risk based capital ratio increased to 15.31% in 2012 compared 14.75% in 2011. Our loan loss reserve as a percentage of the loan portfolio increased to 1.64% in 2012 from 1.55% in 2011. Earnings per common share increased from $0.98 in 2011 to $1.60 for 2012. Return on average assets was 0.89% for 2012 compared to 0.65% for 2011. The net interest margin decreased from 3.31% in 2011 to 3.23% in 2012. Return on average common equity was 10.90% in 2012 compared to 7.37% for 2011.

On September 22, 2011 First Guaranty Bancshares, Inc. received $39.4 million preferred stock capital as a participant in the U.S. Treasury Department's Small Business Lending Fund (SBLF). The initial dividend rate was 5.0% and can decrease to 1.0% if required loan growth is met. Our lending team has worked diligently to deploy these funds into small business loans. By September 30th, 2012, we had grown small business loans to a level that we received our first dividend rate reduction. The reduced dividend rate will be reflected in 2013 and we will continue to increase our small business lending until our entire SBLF dividend rate is 1.0%. The reduced preferred dividend payments will increase our earnings available to common shareholders.

First Guaranty Bancshares, Inc. approved a 10% shareholder stock dividend effective February 24, 2012. All financial statements in this report have been adjusted to reflect this dividend as consistent with generally accepted accounting principles. The per share dividend rate remained the same at $0.16 per share. First Guaranty Bancshares, Inc. paid a total of $4,035,000 in cash dividends to common shareholders in 2012, an increase of $425,000 or 11.8%, from the $3,610,000 in cash dividends paid in 2011.

First Guaranty's corporate finance department is building a solid foundation for the future. We will continue to invest in the education of our staff and in the expansion of our information systems. We support team members in their pursuit of the CPA license or the CFA® charter. Our personnel regularly attend continuing education seminars and schools. We have designed our planning and reporting systems to grow with us over time and to help our department increase productivity. My goal as your CFO is to manage our people and systems so that our corporate finance department is a strategic component of the current and future success of First Guaranty Bancshares, Inc.

Eric J. Dosch
Chief Financial Officer, Treasurer and Secretary
FIRST GUARANTY BANCSHARES, INC.
Senior Vice President and Chief Financial Officer
FIRST GUARANTY BANK







Larry A. Stark

Executive Vice President,
Guaranty Square

## Report from the Executive Vice President

Louisiana's economy continues improvement from our recessionary lows. For example, the December 2012 unemployment rate (latest available data at this writing) of 5.5% compares with the national average of 7.9%.

Why? Oversimplifying- natural gas -its quantity, its price (and projected price) and availability, because of the state's delivery infrastructure- may be the single biggest factor.

Louisiana is the second largest natural gas producer, combining off-shore with on-shore production, and the third largest consumer, of all U.S. states. Consumption is primarily due to industrial and manufacturing usage within the state, not just for power generation, but as feedstock for the chemical industry as well.

Today, natural gas supplies are abundant, and consequently prices are low, and the combination of these two factors is so compelling that in recent months, natural gas-driven capital investments within the state of greater than $60 billion have been announced and are scheduled between now and 2018. Of this, 58% of total investments are to be made at existing facilities within the state- meaning that they will be started sooner, rather than later, within this five year horizon.

One result is that if all proposed natural gas-driven investments eventuate, it could result in greater than an additional 200,000 employment opportunities, generating as much as $9.3 billion in additional new wages.

In the United States, natural gas production has reached record levels. Shale produced gas leads this commodity supply revolution, which now trades far below average world market prices, and is likely to remain so into the long-range foreseeable future. This confluence of supply and price makes it more economically advantageous to increase U.S., as well as foreign-based, capital investments in industrial production facilities and infrastructure in the United States, generally, and Louisiana, particularly.

How does all the above relate to First Guaranty Bank? Well, today the majority of the above discussed manufacturing jobs are located in ten parishes in the southern portion of the state, many of which have First Guaranty Bank locations. Since the average manufacturing wage in Louisiana is double that of the average state wage, and increase at a greater rate, the economic impact on the local banking market is not inconsiderable (the average manufacturing wage in Louisiana is greater than $80,000, for example).

Which leads us to our theme for this year's annual report and leads me to suggest that, in Louisiana at least, natural gas, as a commodity, is not only as good as gold, it perhaps is better.



Larry A. Stark
Executive Vice President, Guaranty Square
FIRST GUARANTY BANK





Glenn A. Duhon, Sr.

Senior Vice President
Southwest Louisiana Division Manager

## Report from the Senior Vice President and Southwest Louisiana Division Manager

The Southwest Louisiana banking centers continue to serve the needs of our longtime, as well as our new customers. Together, the Jennings and Abbeville offices have managed to maintain loan volume and to control large loan losses, while increasing deposits by approximately twenty million ($20,000,000.00) dollars in 2012.

Our agricultural business customers are in need of a stable farm bill so that they may continue to successfully engage in farming operations. Rice and sugar cane farmers realized high crop yields at harvest, however, falling market prices for their produce have continued to cause them financial difficulties. These customers have become increasingly reluctant to invest in new equipment and have been forced to cut costs as much as possible. Notwithstanding the adversity, most of our customers have managed to meet their financial obligations and remain in business.

We also experienced an increase in commercial lending customers and deposits in 2012 and I remain confident that this trend will continue.

First Guaranty Bank's management, employees and board of directors continue to provide the best possible service to our commercial and consumer customers.

Sincerely,

Glenn A. Duhon, Sr.
Senior Vice President and Southwest Louisiana Division Manager
FIRST GUARANTY BANK







# First Guaranty Bank OFFICERS

## FIRST GUARANTY BANK OFFICERS

### Executive

**Alton B. Lewis, Jr. ***
Chief Executive Officer & President,
Guaranty Square

**Larry A. Stark**
Executive Vice President,
Guaranty Square

**Eric J. Dosch ***
Chief Financial Officer,
Guaranty Square

### Senior Vice Presidents

**Glenn A. Duhon, Sr.**
Southwest Louisiana Division Manager,
Abbeville

**Michael F. Lofaso**
Regional Manager, Ponchatoula/
St. Tammany

**Randal A. McDonald**
Chief Risk Officer

### Vice Presidents

**Thomas F. Brothers**
**Cheryl Q. Brumfield**
**Kimberly D. Camaille**
**Christopher O. Coker**
**Ronald W. Edmonds**
**Denise D. Fletcher**
**Ronald R. Foshee**
**Bernadette Z. Kemp**
**Brenda Marks**
**Vera S. Matthews**
**Layne Parnell**
**Evan M. Singer**
**J. Richard Stark**
**Christy L. Wells**

### Controller

**Eric M. Fuller**

### Assistant Vice Presidents

**Teri L. Duncan**
**Colleen Ebarb**
**Joyce N. Glass**
**Ludrick P. Hidalgo**
**Adam J. Johnston**
**Shirley P. Jones**
**Mikki M. Kelley**
**Robert M. Mizell**
**Ronald C. Pittman**
**Scott B. Schilling**
**Desiree Simmons**
**D. Lynn Talley**
**D. Lynn Westmoreland**

### Officers

**Rebecca G. Brown**
**Lance S. Davis**
**Vanessa R. Drew**
**Jeannette N. Ernst**
**Michael D. Knighten**
**Christopher W. McGhee**
**Michael A. Mosbey**
**V. Diane Patterson**
**Randy S. Vicknair**
**Kristin M. Williams**

* Officers of both First Guaranty Bank and First Guaranty Bancshares, Inc.





# Michael R. Sharp Retires

Mike Sharp, President of First Guaranty Bank, retired on December 31, 2012 with more than 20 years of dedication and outstanding service in banking. Mike was presented with an etched glass plaque commending his service and "boundless creativity, inspiration and gentle guidance". He is an avid hunter and fisherman who is proud of Louisiana and its resources. Mike Sharp will go down in First Guaranty Bank's golden history with his trademark statement of "Life is Good and We've Got it Good In Louisiana."


CONGRATULATI
ON

*Mike Sharp cuts cake during his retirement party.*



*Alton B. Lewis presents Mike Sharp with a token of appreciation.*



*Bernadette Kemp and Vanessa Drew present a useful retirement gift to Mike Sharp.*



*Shanon Dunn, Mike Sharp, Christy Wells and Monica Osburn during the retirement party.*



*Sandy Sharp, Mike Sharp, Marshall Reynolds and Randy Burris during the retirement party.*

*Several First Guaranty Bank board members pose with Mike Sharp.*



*Mike Sharp shares a few parting words and reviews fond memories.*





## Sharon Compton Celebrates 45 years with First Guaranty Bank



*Sharon Compton graciously receives an appreciation gift recognizing her 45 years of service from Alton B. Lewis.*


Congratulations
Sharon Compton
on
45 years of service
First Guaranty Bank





Sharon Compton celebrated 45 years of loyal service with First Guaranty Bank. She was honored by the Bank and her fellow employees with a reception and gifts of appreciation. Sharon has diligently served the Bank's lenders and lending division for as many years. Sharon is a gold star employee and a shining example of commitment.

## Welcome to Ronald Foshee

On August 1, 2012, First Guaranty Bank welcomed Ronald "Ronnie" Foshee as the newest addition to their staff and he took over the duties as Regional Manager which includes: responsibility for the overall management of banking-related activities for the Livingston Parish region, loan sales, customer service and community leadership. With over 26 years' experience in banking, Ronnie has risen through the ranks of banking and most recently served as a commercial lender and the lending division manager.







# COMMUNITY *Commitment*

**FIRST GUARANTY BANK is committed to our local communities.** Listed are the institutions and associations that we have assisted with contributions during the year. Community Contributions are a priority budget item for our Bank.

**At First Guaranty Bank, our goal is to leave the communities we serve better than we found them. In addition to monetary donations, our employees donated time and effort to many of these causes.**



*Alton B. Lewis, President and CEO, made a contribution to Rick Settoon, Station Manager for the Southeastern Louisiana University Channel and is accompanied by Lynn Horgan, SLU Foundation.*



*Alton B. Lewis presented a check to Jivka Jeleva, Director of the Southeastern Louisiana University Community Music School, accompanied by Lynn Horgan, SLU Foundation.*


FIRST

*First Guaranty Bank has supported Options for many years. Katie Krouse, Options, received a contribution presented by Joseph Ernest and Alton B. Lewis.*



*Kathy Pittman, SLU Alumni Director, received a contribution from Desiree Simmons, First Guaranty Bank, to support the SLU Convocation.*



*First Guaranty Bank is proud to support the Walker Ladycats! Lynn Westmoreland, Walker Office, presented a check to team representative Amy Sanders.*

## A

AARP – Hammond Chapter #3343

Abbeville High School – Awards Banquet

African ME Church – 8th District – Retirement Gala

American Cancer Society

American Legion Auxiliary #47 – Boys State Program

American Legion Auxiliary #47 – Girls State Program

American Legion Vivian #141 – Boys State Program

Amite Chamber of Commerce – Bon Appetit Fundraiser

Area Churches Team Services – Pack the Book Sack

## B

Bernice Industrial Development Corporation – Banquet/Awards Ceremony

Bethel Christian School

Bossier Little League

Bossier Parish Clerk of Court

Bossier Restoration Foundation – Log Cabin Fundraiser

Boy Scouts of America

## C

CASA Services, Inc.

Cass County Crush Baseball

Central Tangipahoa Head Start – Positive Parenting Day

Champ Cooper Junior High School – Gym Sign

Children's Coalition

Children's Hospital

Christmas on Caddo – Beauty Pageant Sponsor



In 2012, **FIRST GUARANTY BANK** contributions for community support exceeded **$224,660**.



*Contribution to City of Ponchatoula. Pictured left to right: Mayor Robert Zabbia, Laura Dampeer and Councilman District D Melvin Toomer.*



*Contribution to Courtney Nuckolls, Mary Bird Perkins Cancer Center representative, from Christy Wells.*


BASKETBALL

*Denise Fletcher, First Guaranty Bank – Ponchatoula Office, with Coach Billy C. Gueldner, Champ Cooper School, as a sign sponsor.*



*Contribution to City of Walker Animal Shelter. Pictured left to right: Ronnie Foshee, Mary Gray, Lynn Westmoreland and Mayor Bobby Font.*



*First Guaranty Bank was the Title Sponsor for the Louisiana High School State Basketball Tournament held at Southeastern Louisiana University in Hammond. Pictured left to right: Michael R. Sharp, Jeannette Ernst, Kenny Henderson and Alton B. Lewis.*

City of Ponchatoula
City of Walker Animal Control – Pet Carriers
Claiborne Academy – Annual Auction
Claiborne Academy – Gym/Football Sign
Claiborne Academy – Joe Michael Golf Tournament Gold Sponsor
Claiborne Chamber of Commerce
Claiborne Charity Inc. – Golf Tournament Sponsor
Claiborne Christmas Committee – Lighting Sponsor
Claiborne Parish 4-H Foundation – Livestock Auction
Claiborne Parish Sheriff's Office
Claiborne Scholars Committee – Scholastic Banquet
Coastal Conservation Association



*First Guaranty Bank proudly supports Hammond High. Principal, Chad Troxclair accepted a contribution made by Alton B. Lewis.*



# COMMUNITY *Commitment*



*Denise Fletcher made a contribution to Randy Stegall and Rhonda Vergona, with Tangi Humane Society.*



*Denise Fletcher, First Guaranty Bank – Ponchatoula Office helped support the St. Joseph Home & School Association Spring Fair. She presented a check to Terri Condon, St. Joseph Catholic School Secretary.*



*Laura Dampeer, First Guaranty Bank – Ponchatoula Office sponsors Girls State and presented a check to Buddy Anthony, American Legion Auxiliary.*



*Mandi Bankston, Ponchatoula Branch Operations Manager presented Annual Sponsorship check to Liz Anderson, Ponchatoula Chamber of Commerce's Administrative Assistant.*



*Gerri Delatte, Ponchatoula High School "Project Graduation" met with sponsor Denise Fletcher, First Guaranty Bank – Ponchatoula Office.*

## D

Daughters of Destiny

Dubach Restoration and Beautification Organization – Chicken Festival Sponsor & Cooking Contest Gift Cards

Ducks Unlimited

## E

Elton Elementary School

Elton Elementary School – Positive Behavior Program

## F

First Baptist Church of Amite

Hebert S. Ford Memorial Museum

## G

Girl Scout Council of SE Louisiana – Day Camp

Greater St. James AME Church- Crawfish Boil Fundraiser

## H

Hammond Area Recreation Department – Girls Softball League

Hammond Area Recreation Department – Youth Basketball 5/6 Division

Hammond Blues & BBQ Challenge

Hammond Chamber of Commerce

Hammond High School – Basketball Sign

Hammond High School – Renaissance Foundation

Hammond Junior Auxiliary









Josie Tubbs, Assistant Branch Manager, Dubach Office contributed for First Guaranty Bank to sponsor the Chicken Cookery contest during the Louisiana Chicken Festival.


Ponchatoula

Denise Fletcher, First Guaranty Bank - Ponchatoula Office, with Kenneth Schatzle, sponsored Ponchatoula Dixie Youth Baseball team sponsor.



Layne Parnell and Josie Tubbs presented a check to Glenda Knowles, treasurer for DRABO, for the Louisiana Chicken Festival.



Amiee Gervais, First Guaranty Bank - Resource Associate at Ponchatoula Office, presented a check contribution to Tiana London, Program Director of AME.

Hammond Police Union Local 34 - Policemans Ball

Haynesville Golf Association

Haynesville Quarterback Club - End Zone Sign

Homer Golf Club - Tee Box Sponsor

Homer High School - Baseball Sign

Homer High School - FBLA Plaque

Homer Pelican Quarterback Club

Horse Assisted Therapy Services of North Louisiana Inc.


Nanny's Angels

Darrell Bruchhaus presented a contribution to Joycelyn Trahan (Team Captain) and Brooks Hebert (Team member) who are both members of Nanny's Angels, Relay for Life Team.



# COMMUNITY *Commitment*



*Darrell Bruchhaus presented a check to Steve Broussard, Representative for Jeff Davis CADA.*



*Santa's Helper Delivered!*

*Pictured left to right: Kaycee Bridges (FGB), Ann Huff (SHPSO -- St. Helena Parish Sheriff's Office), April Morrison (FGB) and Melissa Smith (FGB).*



LAHS


*Mona Fontenot delivered a contribution check to the Lake Arthur High School Cheerleaders.*



*St. Helena 4H contribution. Pictured left to right: Harrison Gill, Trella Page and Cassandra Smith.*



*Denise Fletcher presented a contribution to Mr. Brian Sullivan, Booster President for Ponchatoula High School Boys Basketball team.*



*Brooks Hebert presented a contribution to Sammy LeJeune for the Striking Out Cancer Softball Tournament.*

Independence High School – Baseball Sponsorship

Independence High School – Boys Basketball Program

Independence High School – Senior Awards Ceremony

Independence High School – Volleyball Team

Independence Middle School – PTA

Independence Summer Baseball

Independence Summer Baseball- State Tournament Sponsor

J

Jeff Davis Tourist CADA

K

Kentwood Baseball/Softball Association – Outfield Sign

Kentwood High School – Football

Kentwood Rotary Club

Kids Day

Kiwanis Club of Amite – Fish Fry Dinner Fundraiser

Kiwanis Club of Denham Springs – Annual Golf Tournament

Kiwanis Club of Hammond

Knights of Columbus

L

Lake Arthur High School

Lake Claiborne Inc. – 4th of July Fireworks

Lallie Kemp Foundation

Land Trust for Southeast Louisiana

Charle Landry Memorial Golf Tournament

Live Oak High School

Live Oak High School – Cheerleaders Contribution





Kaycee Bridges, Greensburg Office, presented a contribution to Shirley Hurst, Daughters of Destiny.



Evan Singer, First Guaranty Bank - Greensburg Office, presented Rev. Carolyn Habersham, Turner Chapel AME, with a contribution.



Bernadette Kemp presented a DVD player prize to Karen Gregory for United Way Employee Campaign Drive.





Food bank drive at Hammond Main Office for Tangi Food Pantry.



Principal Alice Bolton, Bernice Elementary School in Bernice, accepted used First Guaranty Bank monitors from Josie Tubbs.

Live Oak High School – Eagle Gala

Livingston Board of Realtors Inc.

Livingston Parish Chamber of Commerce – Education Program Sponsor

Livingston Parish Chamber of Commerce – Golf Tournament Platinum Sponsor

Livingston Parish Economic Development

Livingston Parish School Board

Loranger High School – Academic Awards Banquet

Loranger High School – Field Sign

Loranger High School – Gym Sign

Loranger High School – Track Team

Louisiana 4-H Foundation

Louisiana Bankers Association

Louisiana Childrens Discovery Center

Louisiana High School Athletic Association – 5K Run Sponsor

Louisiana Redbud Festival Association

Louisiana State Troopers Association – Annual Convention

M

McMichael AME Church – Educational Congress Trip

Mary Bird Perkins Cancer Center

Mater Dolorosa Catholic School

Mater Dolorosa Catholic School – Steak Dinner Fundraiser

Mater Dolorosa Catholic School - Sign

Monterey Country Club – Golf Tournament

N

National Fire Safety Council – Firepup Program



# COMMUNITY *Commitment*



*First Guaranty Bank was pleased to support the Children's Discovery Museum. Pictured left to right: Vanessa Drew, Patti Tregle and Eric Dosch.*



*Chamber of Commerce Business After Hours, Jennings Office. Pictured left to right: Seated: Darrell Bruchhaus, Alton B. Lewis and Brooks Hebert. Standing: Antoinette "Nicole" Garrie, Mona Fontenot, Gwen Pete and Amber Dupre.*



*Greg Loushine, United Way, receives a contribution from First Guaranty Bank representatives, Bernadette Kemp and Alton B. Lewis.*



*Mona Fontenot presenting a donation to Elisabeth Duhon of Bethal Baptist.*



*Denise Fletcher met with Jeremy Harper, Ponchatoula High School, to support the Grand Slam Booster Club, game day sponsorship and sign sponsorship.*



*Dr. Kirt Touchstone accepted First Guaranty Bank a contribution for the Ducks Unlimited Bernice chapter from Josie Tubbs, Assistant Branch Manager – Dubach Office.*

Nesom Middle School

NOLA All Stars 9-10 Year Olds – Baseball Sponsor

North Caddo Medical Center Foundation – Diamon Sponsor Gala Fundraiser

North Vermilion High School

## O

Oak Forest Academy – Football Program

Oak Forest Academy – Yearbook Gold Sponsor

Oak Forest Academy – Golf Tournament Gold Sponsor

Oak Grove Church

Operation We Care

Options, Inc.

## P

Ponchatoula Area Recreation

Ponchatoula Chamber of Commerce

Ponchatoula Dixie Youth Baseball Team

Ponchatoula High School – Baseball Boosters

Ponchatoula High School – Baseball Sign

Ponchatoula High School - Basketball Boosters

Ponchatoula High School – Project Graduation

Ponchatoula Lions Club

## R

Rotary Club of Amite

Rotary Club of Benton

Rotary Club of Hammond

Ruston Sunrise Kiwannis – Adopt-A-School





Carter Plantation SLU Golf.



FGB at SLU game.


FIRST GUARANTY BANK
FIRST GUARANTY BANK

Fundraiser

S

St. Helena Central High School – Football Schedule Cards

St. Helena Forestry Association

St. Helena Middle School

St. Helena Middle School – Athletics Sponsor

St. Helena Middle School – Trophies

St. John's Memorial Association

St. Joseph Catholic School – Spring Fair

St. Jude's Children's Hospital

St. Jude's Children's Hospital – Trail Ride

St. Thomas Aquinas High School

St. Thomas Aquinas High School – Veritas Basketball Tournament

St. Thomas Aquinas High School – Falcon Fling

Society of St. Vincent de Paul – School Uniforms

Southeastern Louisiana University

Southeastern Louisiana University – Alumni Association

Southeastern Louisiana University – Athletic Association

Southeastern Louisiana University – College of Business

Southeastern Louisiana University Columbia Theater for the Arts

Southeastern Louisiana University – Development Foundation

Southeastern Louisiana University – Tom Sharp Memorial

Special Olympics Louisiana

STUART In Memory of Helen L. Stuart

Summerfield High School – Baseball Sign

Summerfield High School – Softball Sign

Sumner High School

Sumner High School – Football Team

Sumner High School – Softball Sign

T

Tangi Humane Society – Pet Expo

Tangipahoa African American Heritage Museum & Veterans Archive – Juneteenth Celebration

Tangipahoa African American Heritage Museum & Veterans Archive – Black Tie Event

TARC

Tangipahoa Home Builders Association

Tangipahoa Parish School System – Talented Theatre Programs

Tangi Parish Convention & Visitors Bureau – Tourist Guide

Town of Benton Festival Fund

Town of Haynesville – Pot Luck Affair Fundraiser

Town of Kentwood – Mardi Gras Breakfast

Town of Kentwood – Pack the Book Sack

Town of Lake Arthur

Town of Oil City – Gusher Days Festival

Town of Vivian – Ryan's Hope Summer Camp

Turner Chapel A.M.E. Church – Vacation Bible School

U

United Way (Tangipahoa) – Corporate Match

United Way (Tangipahoa) – Dolly Parton Library

University of Louisiana at Lafayette Foundation

V

Vivian Athletic Association – Scoreboard

W

Walker High School – Lady Cats Basketball

Women Outreaching Women – Golf Tournamant Fundraiser



First Guaranty Bank contributed **$138,000.00** to Southeastern Louisiana University in 2012.

*First Guaranty Bank employees who are Southeastern Louisiana University Alumni met with Dean Randy Settoon and with representatives from the Southeastern College of Business, the Southeastern Foundation and the Southeastern Annual Fund at the Bank. They shared information about current activities and initiatives in the College of Business and at the University and asked this group to become a sounding board and informal focus group for a number of new ideas and initiatives the College of Business is working on.*

***Go Lions!***


S
SOUTHEASTERN
LOUISIANA UNIVERSITY
• COMMUNITY PRIDE •




FIRST GUARANTY
4X4
*Guaranty West*

# Customer Appreciation

Our customers are as good as gold and we want them to know it! At First Guaranty Bank we make a point to host a Customer Appreciation Day each month. These celebratory days are filled with fun and camaraderie. It's a moment in time where we can show gratitude to our customers by filling our lobbies with refreshments or serving them lunch.


*Guaranty West*


*Guaranty West*


*Main Office*


*Jennings*



# First Guaranty Banking Academy



*2013 Banking Academy*

*Left to right: Rhonda Beavers (Benton), Amber Smith (Oil City), Allison LeGros (Abbeville), Kendra Palmer (Homer) and Emily Creech (Homer).*



*Pilot Banking Academy team members Mike Norman and Craig Scelfo.*

In 2011 we, at First Guaranty, had a vision about the future. Our Five Year Plan's mission was to increase shareholder value while providing financial services for and contributing to the growth and welfare of the communities we serve. To accomplish the objectives set forth in the Plan, First Guaranty Bank recognized the need for talented, hard working team members that would position us to move forward.

This vision became a reality when CEO Lewis created a Task Force from the Graduate School of Banking participants and charged them with creating an in-house Lending Academy. The initial focus of the Task Force was to create a training program that would assist in the development of Commercial Lenders, however as the program further developed, it was determined talented individuals were needed throughout the organization, ultimately resulting in the First Guaranty Banking Academy.

The Pilot Banking Academy began January 2012 and continued through July 2012. At the conclusion there were three talented individuals that assumed Commercial Lending roles; Adam Johnston, Mike Norman and Craig Scelfo. The Banking Academy has been adopted as an annual program to assist FGB develop future talent as we move forward while meeting and exceeding the objectives set forth in the Five Year Plan. We maintain our ultimate goal of adding value to our shareholders and the communities we serve.

*"The Banking Academy has provided me with an opportunity of a lifetime. Through the focused direction of our Senior Management team, I was given the proper tools to excel in every aspect of the banking industry."*

MICHAEL J. NORMAN
Branch Lender
First Guaranty Bank



*Brenda Marks joined First Guaranty Bank in October 2011. One of her first assignments was to work closely with the Graduate School of Banking Task Force in order to facilitate and execute the formation of the First Guaranty Banking Academy. Brenda's years of corporate sales and training experience blended well with the task at hand. By January 2012 the Pilot Academy became a reality. Brenda continues to develop the program while enhancing the Academy experience, ultimately supporting the Bank's vision of building a talented hard working team.*





# Our Mission

The mission of First Guaranty Bank and First Guaranty Bancshares is to increase shareholder value while providing financial services for and contributing to the growth and welfare of the communities we serve.



# Our Values & Goals

*Customers.* We believe that every customer is our most important customer. We endeavor to provide levels of service that exceed their expectations.

*Employees.* We believe that our employees are our greatest asset as demonstrated in their professionalism and dedication. We encourage open communication and strive to cultivate an entrepreneurial environment in which our employees feel highly responsible for the performance of the Company. We believe in an environment where they will contribute new ideas and innovations that will help both us and them excel.

*Stockholders.* We seek to enhance stockholder value by continually improving the quality of assets, growth in earnings, return on equity and dividend payout.

*Community.* We strive to be a socially responsible corporate citizen by supporting community activities and encouraging employees to be actively involved in our communities. We are committed to the success of the communities that we serve, the same communities our employees call home. Our goal is to participate in making our communities better places in which to live, work and play.



**FIRST GUARANTY BANK**

# Banking Centers

1. Vivian
2. Oil City
3. Benton
4. Haynesville
5. Homer
6. Dubach
7. Jennings
8. Abbeville
9. Greensburg
10. Montpelier
11. Watson
12. Denham Springs
13. Walker
14. Kentwood West
15. Kentwood
16. Amite
17. Independence
18. Main Office
19. Guaranty West
20. Ponchatoula
21. Berryland



Good as Gold



## 1 Vivian Banking Center

(318) 375-3202
102 East Louisiana Avenue
Vivian, LA 71082





*Left to right: Front row: Ashley Lester, Frances Thompson and Lauren Williams*

*Back row: Teresa Hasha, Stacy Thompson, Joyce Glass and Bobbie Clark*

## 2 Oil City Banking Center

(318) 995-6682
126 South Highway 1
Oil City, LA 71061


FIRST GUARANTY BANK



*Amber Smith*



*Left to right: Front row: Leslie Mason, Jennie Bertrand and Cassie Schenck*

*Back row: Laura Neville, Dorothy Crenshaw, Adam Johnston, Debbie Jutze and Wendy Chaplin*



## 3 Benton Banking Center

(318) 965-2221
189 Burt Boulevard
Benton, LA 71006







*Rhonda Beavers*

*Left to right: Adam Johnston, Carmen Thompson, Shelby Davis, Donna Cummings, Phyllis Palmisano, Kirbie Lewing and Terboris Posey*

## 4 Haynesville Banking Center

(318) 624-1171
10065 Highway 79
Haynesville, LA 71038







*Left to right: Front row: Tammy Burley and Nell Taylor*

*Back row: Ron Edmonds, April Bailey, Stephanie Sanders and Demontae Lewis*



## 5 Homer Banking Center

(318) 927-3000
401 North 2nd Street
Homer, LA 71040







*Kendra Palmer*

*Left to right: Chelsea Kleinman, Nelda Dean, April Bailey, Sharon Rissler, Ronald Edmonds, Tina Dickerson, Emily Killgore, Hannah Winget, Candie White and Niekitsha Ridley-Jenkins*

## 6 Dubach Banking Center

(318) 777-3461
117 East Hico Street
Dubach, LA 71235







*Sue Yates*

*Left to right: Seated: Josie Tubbs and Ann McAdams*

*Standing: Layne Parnell, Laurie Traylor, Mac Colvin, Karen Stout and Mic Baxter*



## 7 Jennings Banking Center

(337) 824-1712
500 North Cary
Jennings, LA 70546







*Left to right: Seated: Amber Dupre and Gwen Pete*

*Standing: Brooks Hebert, Darrell Bruchhaus, Mona Fontenot and Antoinette "Nicole" Garrie*

## 8 Abbeville Banking Center

(337) 893-1777 / (800) 306-3276
799 West Summers Drive
Abbeville, LA 70510





*Left to right: Seated: Allison LeGros and Andrea Racca*

*Standing: April Frederick, Charisse Stevens, Gretchen Meaux, Glenn Duhon, Sr., Kristin Snead and Tanya Stelly*



## 9 Greensburg Banking Center

(225) 222-6101 / (800) 227-6101
6151 Highway 10
Greensburg, LA 70441





*Left to right: Harrison Gill, Kathy Loper, LaTosha Myles, Tiffany Robertson, April Morrison, Kellie Spinks, Melissa Smith, Kaycee Bridges, Theressa O'Hern, Diane Ross and Evan Singer*

## 10 Montpelier Banking Center

(225) 777-4304
35651 Highway 16
Montpelier, LA 70422





*Left to right: Trella Page, Mandy Claxton, Betsy Ehret and Liz Zito*



## 11 Watson Banking Center

(225) 665-0400
33818 Highway 16
Denham Springs, LA 70706


FIRST
GUARANTY
BANK





*Left to right: Kandace Price, Michelle Gehling, Judy Hughes and Kathie Alimia*

## 12 Denham Springs Banking Center

(225) 791-7964
2231 South Range Avenue
Denham Springs, LA 70726





*Left to right: Front row: Danna Jo Erwin, Linda Dupuy, Sharon Moore and Michelle Hobgood*

*Back row: Ludrick Hidalgo, Tonya Peterson, Randy Gautreau, Lisa Thompson and Ronnie Foshee*



## 13 Walker Banking Center

(225) 664-5549
29815 Walker Road South
Walker, LA 70785





*Left to right: Front row: Kendra Fairburn and Lynn Westmoreland*

*Back row: Sheila Lofton, Sylvia Moore and Robin Bonfanti*

## 14 Kentwood West

(985) 229-6101
723 Avenue G
Kentwood, LA 70444





*Ruby Carter*


59
60
53
54



## 15 Kentwood Banking Center

(985) 229-3361
301 Avenue F
Kentwood, LA 70444





*Left to right: Front Row: Jakoiya Wilkerson, Tanya Carroll and Frances Tate*

*Back Row: Tammy Carraway, Melanie Spears, Patsy Meyer, Lance Davis and Connie Butler*

## 16 Amite Banking Center

(985) 748-5111
100 East Oak Street
Amite, LA 70422


FIRST
GUARANTY
BANK



*Left to right: Seated: Suzette Brooks, Marsha Spring and Jenny Sue Weedman*

*Standing: Betty Jo Whidden, Jesenda B. Mitchell, Stephanie Campo, Scott Schilling, Susie Smith, Megan Palmer and Brittanie Ragusa*



## 17 Independence Banking Center

(985) 878-6777
455 West Railroad Avenue
Independence, LA 70443





*Left to right: front row: Pamela C. Brazil, Karen M. Paille and Nancy E. Rodriguez*

*Back row: Carmella G. Coslan, Richard B. Hamilton and Cheryl Q. Brumfield*



*Good as Gold*





## 18 Guaranty Square

(985) 375-0300 or (985) 345-7685
(888) 375-3093
400 East Thomas Street
Hammond, LA 70401





Appraisal Review & Loan Review Departments
*Left to right: Kristina Terry, Britany Nobles, Christopher McGhee, Karen Philips and Kristen O'Donnell.*



Alternative Products
*Left to right: Jo Ellen Juhasz, Stacey Ragan, Deborah Sharpe and Jessica Domiano*



Human Resources Department
*Left to right: Seated: Landa Domingue and Bernadette Kemp*

*Standing: Mandy Bankston, Shelley Taylor and Mikki Kelley*





Relationship Bankers
*Left to right: Jeannette Ernst, Monica Crane and Miranda Derveloy*



Customer Support
*Left to right: Seated: Danyelle Green and Zata Ard*

*Standing: Sharmaine Robertson, Julie Foster, Laura Ard and Erica Warren*



Deposit Services
*Left to right: Front row: Lori Dominguez, Jane White and Lauren "Ashley" Brunies*
*Back row: Shirley Jones, Amy Neal, Tammy Graves, Sandra Edwards and Divetta Stallworth*

*Not pictured: Brandy Parsons*





Finance Department

*Left to right: Front row: Mathew T. Grady, Karen L. Gregory, Donna D. Scamardo, Diane M. Lanier, Katherine E. Kittok and Philip C. Qualls*

*Back row: Jason B. McKenzie, Diane Patterson, Tarez A. Cowsar, Eric J. Dosch, Justin T. Evans, Anna K. Cusick and Eric M. Fuller*


FIRST
GUARANTY
BANK



Credit Department

*Left to right: Seated: Melanie T. Gottschalck, Tiffany D. Brown and Jalyssia A. Hancock*

*Standing: Baylen M. Fontenot, Justin C. Gettys, Tracy D. Perry, Mark K. Mauer, Jr., Kovey R. Simmons and Randy S. Vicknair*





IT & Information Security Departments

*Left to right: Seated: Roberto Ruiz, Star Lala and Matthew Jones*

*Standing: Shane Elliot, Robert "Dave" Gunnell, Michael Mosbey, Chris Coker and Lenny Mastascuso*

*Not pictured: Doug Noble-Hodge*





Lending Department

*Left to right: Seated: Jessica Beatty and Vickie Jenkins*

*Standing: Michael D. Knighten, Jana Alford, Christy L. Wells, Vera S. Matthews and Craig E. Scelfo*





Loan Operations

*Left to right: Bottom row: Teresa Wempren, Stacy Penalber and Sharon Compton*

*Middle row: Donna Hodges, Monica Osborn, Danielle Wille and Renee Rhody*

*Top row: Ruby Cox, Steven Ricard, Lynn Talley and Catherine "Cate" Sirghi*

*Not pictured: Katherine Huff*





Mortgage Department

*Left to right: Seated: Jena Nichols and Amanda Rodriguez*

*Standing: Kimberly D. Camaille, Mandy Lee, Marie Guidry and Sherry Drude*

Purchasing Department

*Left to right: Venesia Brooks, Joseph Ernest and Robert Mizell*







Resource Associates

*Left to right: Seated: Danyelle Sanders and Tara "Shay" Martin*

*Standing: Shelbi Raborn, Sharon Rogers, Norma Jean Johnson and Glenda Saucier*

*Not shown: Kristen Hill and Jessica Foster*

Operations Department

*Left to right: Kimberly Monistere, Elisa Costanza, Kristi Newell, Julian "Richard" Stark, Teri Duncan, Amanda Hill, Alicia Parrino and Tracey Robertson*





Compliance Department
*Rebecca Brown*
*Not pictured: Colleen Ebarb*



Special Assets Department
*Left to right: Luke Hammonds, Kriss Patterson, Lee Ann Sibley and Ronnie Pittman*



Training and Marketing Departments
*Left to right Vikki Dupaquier, Shanon Dunn, April Alford and Desiree Simmons*



Audit Department
*Left to right: Seated: Lana Quinn and Michelle Dionne*

*Standing: Thomas Brothers, Michele Wilson and Trevor Bergeron*

*Not pictured: Jessica Horne*







Executive Department

*Left to right: Seated: Kristin Williams, Vanessa Drew and Casie Navarre*

*Standing: Alton B. Lewis, Larry Stark and Randal A. McDonald*



## 19 Guaranty West

(985) 375-0371
2111 West Thomas Street
Hammond, LA 70401




FIRST
GUA ANT

*Left to right: Debra Jones, Connie Miller, Meagan Jones, Stacy Williams, Doris Fagan, Michael Norman, Giselle Leonard, Tonya Messa and Margaret Norman*

*Not pictured: Raeuntraque Anderson*


64
65
58
59
52
53





## 20 Ponchatoula

(985) 386-2000
195 North 6th Street
Ponchatoula, LA 70454







*Michael Lofaso*

*Left to right: Seated: Denise Fletcher and Lois Freeman*

*Standing: Lynn Marino, Jamie Scott, Aimee Gervais, Brenda Chappette, Sissy Fagan, Michael Moye, Mary Fink, Chandra McKinney, Kristy Petit and Betty Jaufre*

## 21 Berryland

(985) 386-5430
105 Berryland Shopping Center
Ponchatoula, LA 70454



*Left to right: Jessie Hartmann, Brent A. Holcombe and Mariah Mulkey*



# Service 24 ATM Locations


FIRST
GUARANTY
BANK
VISA
PLUS

## SOUTH LOUISIANA

**Abbeville, LA**
799 West Summers Drive

**Amite, LA**
100 East Oak Street
1014 West Oak Street

**Denham Springs, LA**
2231 South Range Avenue

**Greensburg**
6151 Hwy. 10

**Hammond, LA**
1201 West University Avenue
2111 West Thomas Street
400 East Thomas
North Oaks Medical Center –
4 Medical Center Drive
North Oaks Rehabilitation Center –
1900 South Morrison Boulevard

**Independence, LA**
455 Railroad Avenue

**Jennings, LA**
500 North Cary

**Kentwood, LA**
723 Avenue G

**Livingston, LA**
(LPMC) Livingston Parish Medical Center
17199 Spring Ranch Rd.

**Loranger, LA**
19518 Highway 40

**Montpelier**
35651 Hwy. 16

**Ponchatoula, LA**
105 Berryland Shopping Center
195 North 6th Street

**Robert, LA**
Robert's Supermarket -
22628 Highway 190

**Walker, LA**
29815 Walker Road South

**Watson**
33818 Hwy. 16

## NORTH LOUISIANA

**Benton, LA**
189 Burt Boulevard

**Dubach, LA**
117 East Hico Street

**Haynesville, LA**
10065 Highway 79

**Homer, LA**
401 North 2nd Street

**Oil City, LA**
126 South Highway 1

**Vivian, LA**
102 East Louisiana Avenue





# Core Deposits

*Dollars, in millions*

| Core Deposits | 2012 | 2011 |
|---|---|---|
| 1. Vivian | $ 39 | $ 31 |
| 2. Oil City | 20 | 21 |
| 3. Benton | 36 | 40 |
| 4. Haynesville | 18 | 18 |
| 5. Homer | 44 | 44 |
| 6. Dubach | 27 | 28 |
| 7. Jennings | 39 | 38 |
| 8. Abbeville | 64 | 57 |
| 9. Greensburg | 31 | 41 |
| 10. Montpelier | 6 | 6 |
| 11. Watson | 5 | 4 |
| 12. Denham Springs | 47 | 52 |
| 13. Walker | 29 | 28 |
| 14. Kentwood* | 33 | 34 |
| 15. Amite | 80 | 67 |
| 16. Independence | 25 | 24 |
| 17. Main Office | 122 | 111 |
| 18. Guaranty West | 37 | 34 |
| 19. Ponchatoula* | 80 | 75 |
| TOTAL | $783 | $753 |

*Kentwood West is included in the Kentwood data and Berryland is included with Ponchatoula data.



## Tangible Common Equity [3]

(in thousands)


90000
80000
70000
60000
50000
40000
30000
20000
10000
0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012

Tangible Common Equity has increased **$81.3 million** since 1993.

## Tangible Common Equity

(in thousands)

| | | | |
|---|---|---|---|
| 1993 | $ 9,005 | 2003 | $43,557 |
| 1994 | $10,071 | 2004 | $50,095 |
| 1995 | $11,477 | 2005 | $53,671 |
| 1996 | $13,485 | 2006 | $59,060 |
| 1997 | $15,414 | 2007 | $62,061 |
| 1998 | $17,376 | 2008 | $61,429 |
| 1999 | $21,564 | 2009 | $70,273 |
| 2000 | $26,786 | 2010 | $73,235 |
| 2001 | $35,709 | 2011 | $82,357 |
| 2002 | $37,964 | 2012 | $ 90,334 |

## Total Assets

(in thousands)


1600000
1400000
1200000
1000000
800000
600000
400000
200000
0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012

First Guaranty Assets have increased **786%** since 1993.

## Total Assets

(in millions)

| | | | |
|---|---|---|---|
| 1993 | $159 | 2003 | $485 |
| 1994 | $168 | 2004 | $607 |
| 1995 | $184 | 2005 | $714 |
| 1996 | $198 | 2006 | $715 |
| 1997 | $253 | 2007 | $808 |
| 1998 | $282 | 2008 | $871 |
| 1999 | $547 | 2009 | $931 |
| 2000 | $475 | 2010 | $1,133 |
| 2001 | $431 | 2011 | $1,354 |
| 2002 | $435 | 2012 | $1,407 |





Net Income
(in millions)
12
10
8
6
4
2
0
1993
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012


## Net Income
(in millions)

| Year | Amount | Year | Amount |
|---|---|---|---|
| 1993 | $2.1 | 2003 | $7.0 |
| 1994 | $1.7 | 2004 | $8.6 |
| 1995 | $2.1 | 2005 | $6.0 |
| 1996 | $3.3 | 2006 | $8.4 |
| 1997 | $3.4 | 2007 | $9.8 |
| 1998 | $3.7 | 2008 | $5.5 |
| 1999 | $2.9 | 2009 | $7.6 |
| 2000 | $4.4 | 2010 | $10.0 |
| 2001 | $6.0 | 2011 | $8.0 |
| 2002 | $3.5 | **2012** | **$12.1** |



Total Deposits
(in millions)
1500
1200
900
600
300
0
1993
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012


## Total Deposits
(in millions)

| Year | Amount | Year | Amount |
|---|---|---|---|
| 1993 | $149 | 2003 | $376 |
| 1994 | $154 | 2004 | $481 |
| 1995 | $168 | 2005 | $633 |
| 1996 | $179 | 2006 | $626 |
| 1997 | $223 | 2007 | $723 |
| 1998 | $257 | 2008 | $780 |
| 1999 | $461 | 2009 | $800 |
| 2000 | $410 | 2010 | $1,007 |
| 2001 | $358 | 2011 | $1,207 |
| 2002 | $361 | **2012** | **$1,252** |





Loans, Net of Unearned Income [4]
(in millions)
800
700
600
500
400
300
200
100
0
1993 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012


## Loans, net of unearned income

(in millions)

| | | | |
|---|---|---|---|
| 1993 | $105 | 2003 | $381 |
| 1994 | $114 | 2004 | $456 |
| 1995 | $118 | 2005 | $492 |
| 1996 | $126 | 2006 | $507 |
| 1997 | $155 | 2007 | $575 |
| 1998 | $177 | 2008 | $606 |
| 1999 | $263 | 2009 | $590 |
| 2000 | $309 | 2010 | $576 |
| 2001 | $340 | 2011 | $573 |
| 2002 | $354 | **2012** | **$630** |



Investments [5]
(in millions)
800
700
600
500
400
300
200
100
0
1993 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012


## Investments

(in millions)

| | | | |
|---|---|---|---|
| 1993 | $30 | 2003 | $ 59 |
| 1994 | $ 32 | 2004 | $107 |
| 1995 | $ 35 | 2005 | $175 |
| 1996 | $ 50 | 2006 | $158 |
| 1997 | $ 67 | 2007 | $142 |
| 1998 | $ 73 | 2008 | $139 |
| 1999 | $212 | 2009 | $262 |
| 2000 | $117 | 2010 | $482 |
| 2001 | $ 57 | 2011 | $633 |
| 2002 | $ 35 | **2012** | **$661** |

[3] Total equity less preferred equity, goodwill and intangibles
[4] Includes loans held for sale
[5] Available for sale securities at fair value, held to maturity at amortized cost



# Banks Headquartered in Louisiana *Ranked by Asset Size as of December 31, 2012*

| Rank | Bank | City |
|---|---|---|
| 1. | Whitney Bank | New Orleans |
| 2. | Iberiabank | Lafayette |
| 3. | Community Trust Bank | Choudrant |
| 4. | First NBC Bank | New Orleans |
| 5. | MidSouth Bank, National Association | Lafayette |
| 6. | **First Guaranty Bank** | **Hammond** |
| 7. | Red River Bank | Alexandria |
| 8. | Home Bank | Lafayette |
| 9 | Gulf Coast Bank and Trust Company | New Orleans |
| 10 | Fidelity Homestead Savings Bank | New Orleans |
| 11 | First National Banker's Bank | Baton Rouge |
| 12 | Teche Federal Bank | New Iberia |
| 13 | Crescent Bank & Trust New Orleans | New Orleans |
| 14 | First Federal Bank of Louisiana | Lake Charles |
| 15 | First American Bank and Trust | Vacherie |
| 16 | First Bank and Trust New Orleans | Many |
| 17 | Sabine State Bank and Trust Company | Many |
| 18 | Citizens National Bank, N.A. | Bossier City |
| 19 | Business First Bank | Baton Rouge |
| 20 | Ouachita Independent Bank | Monroe |
| 21 | The Evangeline Bank and Trust Company | Ville Platte |
| 22 | Jeff Davis Bank & Trust Company | Jennings |
| 23 | Liberty Bank and Trust Company New | Orleans |
| 24 | Concordia Bank & Trust Company | Vidalia |
| 25 | Progressive Bank | Winnsboro |
| 26 | Resource Bank | Covington |
| 27 | South Louisiana Bank | Houma |
| 28 | Community Bank | Raceland |
| 29 | American Gateway Bank | Baton Rouge |
| 30 | St. Martin Bank and Trust Company | St. Martinville |
| 31 | Synergy Bank | Houma |
| 32 | Community Bank of Louisiana | Mansfield |
| 33 | Bank of Commerce & Trust Co. | Crowley |
| 34 | Investar Bank | Baton Rouge |
| 35 | Coastal Commerce Bank | Houma |
| 36 | Fifth District Savings Bank | New Orleans |
| 37 | Gulf Coast Bank | Abbeville |
| 38 | Metairie Bank & Trust Company | Metairie |
| 39 | Rayne State Bank & Trust Company | Rayne |
| 40 | Cottonport Bank | Cottonport |
| 41 | M C Bank & Trust Company | Morgan City |
| 42 | Cross Keys Bank | Saint Joseph |
| 43 | Bank of New Orleans | Metairie |
| 44 | Merchants & Farmers Bank & Trust Company | Leesville |
| 45 | Community First Bank | New Iberia |
| 46 | First National Bank of Louisiana | Crowley |
| 47 | MBL Bank | Minden |
| 48 | Gibsland Bank & Trust Company | Gibsland |
| 49 | Home Federal Bank | Shreveport |
| 50 | Farmers-Merchants Bank & Trust Company | Breaux Bridge |
| 51 | Southern Heritage Bank | Jonesville |
| 52 | St. Landry Bank and Trust Company | Opelousas |
| 53 | City Bank & Trust Co. | Natchitoches |
| 54 | State-Investors Bank | Metairie |
| 55 | City Savings Bank & Trust Company | Deridder |
| 56 | Delta Bank | Vidalia |
| 57 | Citizen's Bank | Ville Platte |
| 58 | Richland State Bank | Rayville |
| 59 | Citizens Bank & Trust Company | Plaquemine |
| 60 | St Landry Homestead Federal Savings Bank | Opelousas |
| 61 | Iberville Bank | Plaquemine |
| 62 | The Union Bank | Marksville |
| 63 | The First National Bank of Jeanerette | Jeanerette |
| 64 | Citizens Savings Bank | Bogalusa |
| 65 | Patterson State Bank | Patterson |
| 66 | Bank of Coushatta | Coushatta |
| 67 | Tri-Parish Bank | Eunice |
| 68 | Florida Parishes Bank | Hammond |
| 69 | First National Bank in DeRidder | De Ridder |
| 70 | United Community Bank | Gonzales |
| 71 | First National Bank | Arcadia |
| 72 | Bank of Zachary | Zachary |
| 73 | Peoples Bank and Trust Company of Pointe Coupee Parish | New Roads |
| 74 | American Bank & Trust Company | Opelousas |
| 75 | The Bank | Jennings |
| 76 | Bank of Abbeville & Trust Company | Abbeville |
| 77 | Bank of Montgomery | Montgomery |
| 78 | South Lafourche Bank & Trust Company | Larose |
| 79 | Homeland Federal Savings Bank | Columbia |
| 80 | Mississippi River Bank | Belle Chasse |
| 81 | Guaranty Bank & Trust Company of Delhi, Louisiana | Delhi |
| 82 | Tensas State Bank | Newellton |
| 83 | Citizens Bank & Trust Company of Vivian, Louisiana | Vivian |
| 84 | Guaranty Bank | Mamou |
| 85 | Franklin State Bank & Trust Company | Winnsboro |
| 86 | First National Bank USA | Boutte |
| 87 | Bank of Winnfield & Trust Company | Winnfield |
| 88 | Fidelity Bank | Baton Rouge |
| 89 | Winnsboro State Bank & Trust Company | Winnsboro |
| 90 | The Highlands Bank | Jackson |
| 91 | Jonesboro State Bank | Jonesboro |
| 92 | Guaranty Bank and Trust Company | New Roads |
| 93 | Washington State Bank | Washington |
| 94 | Marion State Bank | Marion |
| 95 | Vermilion Bank & Trust Company | Kaplan |
| 96 | Plaquemine Bank & Trust Company | Plaquemine |
| 97 | Anthem Bank & Trust | Plaquemine |
| 98 | Bank of Ruston | Ruston |
| 99 | Bank of Sunset and Trust Company | Sunset |
| 100 | State Bank & Trust Company | Golden Meadow |
| 101 | Catahoula - LaSalle Bank | Jonesville |
| 102 | American Bank & Trust Company | Covington |
| 103 | Exchange Bank and Trust Company, Natchitoches, Louisiana | Natchitoches |
| 104 | Bank of St. Francisville | Saint Francisville |
| 105 | Citizens Bank & Trust Company | Covington |
| 106 | Lakeside Bank | Lake Charles |
| 107 | First Community Bank | Hammond |
| 108 | Landmark Bank | Clinton |
| 109 | Feliciana Bank & Trust Company | Clinton |
| 110 | Caldwell Bank & Trust Company | Columbia |
| 111 | Hibernia Bank | New Orleans |
| 112 | Kaplan State Bank | Kaplan |
| 113 | Teche Bank & Trust Co. | Saint Martinville |
| 114 | Farmers State Bank & Trust Co. | Church Point |
| 115 | St Tammany Homestead Savings and Loan Association | Covington |
| 116 | Eureka Homestead | Metairie |
| 117 | Bank of Erath | Erath |
| 118 | Bank of Louisiana | New Orleans |
| 119 | Union Savings and Loan Association | New Orleans |
| 120 | Citizens Progressive Bank | Columbia |
| 121 | Bank of Gueydan | Gueydan |
| 122 | Colfax Banking Company | Colfax |
| 123 | Jackson Parish Bank | Jonesboro |
| 124 | The Vernon Bank | Leesville |
| 125 | Bank of Jena | Jena |
| 126 | Bank of Ringgold | Ringgold |
| 127 | Hodge Bank & Trust Company | Hodge |
| 128 | Rayne Building and Loan Association | Rayne |
| 129 | Simmesport State Bank | Simmesport |
| 130 | The Bank of Commerce | White Castle |
| 131 | Commercial Capital Bank | Delhi |
| 132 | Beauregard FSB | Deridder |
| 133 | Bank of Oak Ridge | Oak Ridge |
| 134 | First National Bank of Benton | Benton |
| 135 | Bank of Maringouin | Maringouin |
| 136 | Basile State Bank | Basile |
| 137 | Church Point Bank and Trust Company | Church Point |
| 138 | Abbeville Building & Loan (A State-Chartered Savings Bank) | Abbeville |
| 139 | The Mer Rouge State Bank | Mer Rouge |
| 140 | Sicily Island State Bank | Sicily Island |
| 141 | Tri-State Bank and Trust | Haughton |
| 142 | Progressive National Bank of DeSoto Parish | Mansfield |
| 143 | Mutual Savings and Loan Association | Metairie |
| 144 | Peoples Bank | Chatham |
| 145 | West Carroll Community Bank | Oak Grove |


New
COMMERCIAL
LOANS Program
FIRST
GUARANTY
BANK



# *Financial Table of Contents*

## Selected Financial Data

The following selected financial data should be read in conjunction with the financial statements, including the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Except for the data under "Performance Ratios," "Capital Ratios" and "Asset Quality Ratios," the income statement data and share and per share data for the years ended December 31, 2012, 2011 and 2010 and the balance sheet data as of December 31, 2012 and 2011 are derived from the audited financial statements and related notes and the income statement data and share and per share data for the years ended December 31, 2009 and 2008 and the balance sheet data as of December 31, 2010, 2009 and 2008 are derived from the audited financial statements and related notes.

| | At or For the Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| | (in thousands except for %) | | | | |
| **Year End Balance Sheet Data:** | | | | | |
| Securities | $ 661,243 | $ 633,163 | $ 481,961 | $261,829 | $139,162 |
| Federal funds sold | $ 2,891 | $ 68,630 | $ 9,129 | $ 13,279 | $ 838 |
| Loans, net of unearned income | $ 629,500 | $ 573,100 | $ 575,640 | $589,902 | $606,369 |
| Allowance for loan losses | $ 10,342 | $ 8,879 | $ 8,317 | $ 7,919 | $ 6,482 |
| Total assets | $1,407,303 | $1,353,866 | $1,132,792 | $930,847 | $871,233 |
| Total deposits | $1,252,612 | $1,207,302 | $1,007,383 | $799,746 | $780,372 |
| Borrowings | $ 15,846 | $ 15,423 | $ 12,589 | $ 31,929 | $ 18,122 |
| Stockholders' equity | $ 134,181 | $ 126,602 | $ 97,938 | $ 94,935 | $ 65,487 |
| Common Stockholders' equity | $ 94,746 | $ 87,167 | $ 76,963 | $ 74,165 | $ 65,487 |
| **Average Balance Sheet Data:** | | | | | |
| Securities | $ 659,440 | $ 555,808 | $ 342,589 | $245,952 | $127,586 |
| Federal funds sold | $ 19,397 | $ 23,172 | $ 11,007 | $ 24,662 | $ 17,247 |
| Loans, net of unearned income | $ 589,735 | $ 582,687 | $ 593,429 | $599,609 | $600,854 |
| Total earning assets | $1,314,969 | $1,191,400 | $ 964,039 | $906,158 | $752,093 |
| Total assets | $1,357,513 | $1,230,587 | $1,015,681 | $948,556 | $797,024 |
| Total deposits | $1,202,614 | $1,103,355 | $ 883,440 | $842,274 | $707,114 |
| Borrowings | $ 16,508 | $ 12,742 | $ 27,324 | $ 22,907 | $ 16,287 |
| Stockholders' equity | $ 131,991 | $ 108,321 | $ 99,575 | $ 77,135 | $ 67,769 |
| Common Stockholders' equity | $ 92,556 | $ 82,225 | $ 79,245 | $ 70,055 | $ 67,769 |
| **Performance Ratios:** | | | | | |
| Return on average assets | 0.89 % | 0.65 % | 0.99 % | 0.80 % | 0.69 % |
| Return on average common equity | 13.03 % | 9.77 % | 12.65 % | 10.84 % | 8.13 % |
| Return on average common equity adjusted for preferred stock dividends | 10.90 % | 7.37 % | 10.97 % | 9.99 % | 8.13 % |
| Return on average tangible assets | 0.92 % | 0.68 % | 1.01 % | 0.82 % | 0.72 % |
| Return on average tangible common equity | 14.11 % | 10.64 % | 13.58 % | 11.78 % | 8.96 % |
| Return on average tangible common equity adjusted for preferred stock dividends | 11.87 % | 8.12 % | 11.81 % | 10.88 % | 8.96 % |
| Net interest margin | 3.23 % | 3.31 % | 3.96 % | 3.57 % | 4.25 % |
| Average loans to average deposits | 49.04 % | 52.81 % | 67.17 % | 71.19 % | 84.97 % |
| Efficiency ratio | 58.56 % | 56.77 % | 56.20 % | 60.80 % | 70.73 % |
| Efficiency ratio (excluding amortization of intangibles and securities transactions) | 63.73 % | 60.29 % | 59.25 % | 61.99 % | 61.20 % |
| Full time equivalent employees (year end) | 274 | 269 | 246 | 230 | 225 |

| | At or For the Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| | (in thousands except for % and share data) | | | | |
| **Capital Ratios:** | | | | | |
| Average stockholders' equity to average assets | 9.72 % | 8.80 % | 9.80 % | 8.13 % | 8.50 % |
| Average tangible equity to average tangible assets | 9.42 % | 8.50 % | 9.46 % | 7.74 % | 8.02 % |
| Common stockholders' equity to total assets | 6.73 % | 6.44 % | 6.79 % | 7.97 % | 7.52 % |
| Tier 1 leverage capital Consolidated | 9.24 % | 9.03 % | 8.69 % | 9.58 % | 7.88 % |
| Tier 1 capital Consolidated | 14.13 % | 13.71 % | 11.98 % | 11.90 % | 9.19 % |
| Total risk-based capital Consolidated | 15.31 % | 14.75 % | 13.03 % | 12.97 % | 10.11 % |
| **Income Data:** | | | | | |
| Interest income | $55,195 | $54,609 | $51,390 | $47,191 | $47,661 |
| Interest expense | $13,120 | $15,118 | $13,223 | $14,844 | $15,881 |
| Net interest income | $42,075 | $39,491 | $38,167 | $32,347 | $31,780 |
| Provision for loan losses | $ 4,134 | $10,187 | $ 5,654 | $ 4,155 | $ 1,634 |
| Noninterest income (excluding securities transactions) | $ 6,272 | $ 7,839 | $ 6,741 | $ 5,909 | $ 5,689 |
| Securities (losses) gains | $ 4,868 | $ 3,531 | $ 2,824 | $ 2,056 | $ (1) |
| Loss on securities impairment | $ - | $ (97) | $ - | $ (829) | $(4,611) |
| Noninterest expense | $31,161 | $28,821 | $26,827 | $24,007 | $23,241 |
| Earnings before income taxes | $17,920 | $11,756 | $15,251 | $11,321 | $ 7,982 |
| Net income | $12,059 | $ 8,033 | $10,025 | $ 7,595 | $ 5,512 |
| Net income available to common shareholders | $10,087 | $ 6,057 | $ 8,692 | $ 7,001 | $ 5,512 |
| **Per Common Share Data:** | | | | | |
| Net earnings | $ 1.60 | $ 0.98 | $ 1.42 | $ 1.14 | $ 0.90 |
| Cash dividends paid | $ 0.64 | $ 0.58 | $ 0.58 | $ 0.58 | $ 0.58 |
| Book value | $ 15.06 | $ 13.85 | $ 12.58 | $ 12.13 | $ 10.71 |
| Dividend payout ratio | 40.00 % | 59.60 % | 40.94 % | 50.82 % | 64.53 % |
| Weighted average number of shares outstanding | 6,292,855 | 6,205,652 | 6,115,608 | 6,115,608 | 6,115,608 |
| Number of shares outstanding (year end) | 6,291,332 | 6,294,227 | 6,115,608 | 6,115,608 | 6,115,608 |
| Market data: | | | | | |
| High | 18.59 | 17.51 | 16.93 | 22.73 | 22.73 |
| Low | 14.09 | 12.05 | 15.45 | 10.91 | 22.09 |
| Trading Volume | 101,038 | 625,197 | 199,488 | 181,925 | 405,299 |
| Stockholders of record | 1,444 | 1,407 | 1,361 | 1,356 | 1,343 |
| **Asset Quality Ratios:** | | | | | |
| Nonperforming assets to total assets | 1.67 % | 2.13 % | 2.73 % | 1.68 % | 1.14 % |
| Nonperforming assets to loans | 3.74 % | 5.04 % | 5.38 % | 2.65 % | 1.63 % |
| Loan loss reserve to nonperforming assets | 43.94 % | 30.73 % | 26.86 % | 50.68 % | 65.46 % |
| Net charge-offs to average loans | 0.45 % | 1.65 % | 0.89 % | 0.45 % | 0.22 % |
| Provision for loan loss to average loans | 0.70 % | 1.75 % | 0.95 % | 0.69 % | 0.27 % |
| Allowance for loan loss to total loans | 1.64 % | 1.55 % | 1.44 % | 1.34 % | 1.07 % |

Historical share and per share amounts have been adjusted to reflect the ten percent stock dividend paid February 24, 2012 to stockholders of record as of February 17, 2012.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

*The following management discussion and analysis is intended to highlight the significant factors affecting the Company's financial condition and results of operations presented in the consolidated financial statements included in this Annual Report. This discussion is designed to provide readers with a more comprehensive view of the operating results and financial position than would be obtained from reading the consolidated financial statements alone. Reference should be made to those statements for an understanding of the following review and analysis.*

*First Guaranty Bancshares, Inc. is a bank holding company headquartered in Hammond, Louisiana with one wholly owned subsidiary, First Guaranty Bank. First Guaranty Bank is a Louisiana state chartered commercial bank with 21 banking facilities located throughout Southeast, Southwest and North Louisiana. Our merger with Greensburg Bancshares in 2011 brought new branch locations in Montpelier, Greensburg and Watson, Louisiana and increased our market share in Kentwood, Louisiana. The Company emphasizes personal relationships and localized decision making to ensure that products and services are matched to customer needs. The Company competes for business principally on the basis of personal service to customers, customer access to officers and directors and competitive interest rates and fees.*

## Special Note Regarding Forward-Looking Statements

Congress passed the Private Securities Litigation Act of 1995 in an effort to encourage corporations to provide information about a Company's anticipated future financial performance. This act provides a safe harbor for such disclosure, which protects us from unwarranted litigation, if actual results are different from Management expectations. This discussion and analysis contains forward-looking statements and reflects Management's current views and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "may," "should," "expect," "anticipate," "intend," "plan," "continue," "believe," "seek," "estimate" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of factors and uncertainties, including, changes in general economic conditions, either nationally or in our market areas, that are worse than expected; competition among depository and other financial institutions; inflation and changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments; adverse changes in the securities markets; changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements; our ability to enter new markets successfully and capitalize on growth opportunities; our ability to successfully integrate acquired entities, if any; changes in consumer spending, borrowing and savings habits; changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission and the Public Company Accounting Oversight Board; changes in our organization, compensation and benefit plans; changes in our financial condition or results of operations that reduce capital available to pay dividends; and changes in the financial condition or future prospects of issuers of securities that we own, which could cause our actual results and experience to differ from the anticipated results and expectations, expressed in such forward-looking statements.

## 2012 Financial Overview

Financial highlights for 2012 and 2011 are as follows:

- First Guaranty Bancshares issued a ten percent stock dividend on February 24, 2012 to stockholders of record as of February 17, 2012.
- Net income for the year end of 2012 and 2011 was $12.1 million and $8.0 million, respectively. Net income to common shareholders after preferred stock dividends was $10.1 million and $6.1 million for the year end of 2012 and 2011, with earnings per common share of $1.60 and $0.98, respectively. The increase in net income year over year is primarily from a decrease in provision for loan loss expense.
- Net interest income for 2012 was $42.1 million which was an increase of $2.6 million from 2011 of $39.5 million. The net interest margin was 3.2% for 2012 compared to 3.3% for 2011.
- Total assets at December 31, 2012 were $1.4 billion, an increase of $53.4 million or 3.9% when compared to $1.4 billion at December 31, 2011. The increase in total assets from 2011 to 2012 is from increased deposits and retained earnings that were invested into loans and securities.
- The weighted average maturity of the securities portfolio decreased from 10.2 years at December 31, 2011 to 7.0 years at December 31, 2012.
- Investment securities totaled $661.2 million at December 31, 2012, an increase of $28.1 million when compared to $633.2 million at December 31, 2011. At December 31, 2012, available for sale securities, at fair value, totaled $602.3 million, an increase of $81.8 million when compared to $520.5 million at December 31, 2011. At December 31, 2012, held to maturity securities, at amortized cost, totaled $58.9 million, a decrease of $53.7 million when compared to $112.7 million at December 31, 2011. The decrease in held to maturity securities was due to called bonds.
- The net loan portfolio at December 31, 2012 totaled $619.2 million, a net increase of $54.9 million from the December 31, 2011 net loan portfolio of $564.2 million. Net loans are reduced by the allowance for loan losses which totaled $10.3 million at December 31, 2012 and $8.9 million at December 31, 2011. Total loans net of unearned income were $629.5 million for December 31, 2012 compared to $573.1 million for December 31, 2011.
- Nonperforming loans decreased $2.0 million to $21.1 million at December 31, 2012 from $23.2 million at December 31, 2011.
- Other real estate decreased $3.3 million to $2.4 million at December 31, 2012 from $5.7 million at December 31, 2011.
- Total nonperforming assets decreased $5.4 million in 2012 to $23.5 million at December 31, 2012 from $28.9 million at December 31, 2011. Nonperforming assets to total loans

decreased from 5.04% at December 31, 2011 to 3.74% at December 31, 2012. Nonperforming assets to total assets decreased from 2.13% at December 31, 2011 to 1.67% at December 31, 2012.

- Total deposits were $1.3 billion at December 31, 2012, an increase of $45.3 million or 3.7% from the year end December 31, 2011 total deposits of $1.2 billion.
- Total interest expense decreased $2.0 million to $13.1 million for the year ended December 31, 2012 from $15.1 million for the same period in 2011.
- Return on average assets for the year end December 31, 2012 and December 31, 2011 was 0.89% and 0.65%, respectively. Return on average common equity for the year end December 31, 2012 and December 31, 2011 was 13.03% and 9.77%, respectively. Return on average common equity adjusted for preferred stock dividends were 10.90% and 7.37% for 2012 and 2011, respectively.
- Book value per common share was $15.06 as of December 31, 2012 compared to $13.85 as of December 31, 2011.
- Cash dividends declared and paid for 2012 and 2011 were $0.64 and $0.58 per common share, respectively.

## Application of Critical Accounting Policies

The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America and to predominant accounting practices within the banking industry. Certain critical accounting policies require judgment and estimates which are used in the preparation of the financial statements.

*Other-Than-Temporary Impairment of Investment Securities.*

Securities are evaluated periodically to determine whether a decline in their value is other-than-temporary. The term "other-than-temporary" is not intended to indicate a permanent decline in value. Rather, it means that the prospects for near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Management reviews criteria such as the magnitude and duration of the decline, the reasons for the decline, and the performance and valuation of the underlying collateral, when applicable, to predict whether the loss in value is other-than-temporary. Once a decline in value is determined to be other-than-temporary, the carrying value of the security is reduced to its fair value and a corresponding charge to earnings is recognized.

*Allowance for Loan Losses.*

The Company's most critical accounting policy relates to its allowance for loan losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when Management believes that the collectability of the principal is unlikely. The allowance, which is based on the evaluation of the collectability of loans and prior loan loss experience, reflects the risks inherent in the existing loan portfolio and that exist at the reporting date. The evaluations take into consideration a number of subjective factors including changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect a borrower's ability to pay, adequacy of loan collateral and other relevant factors. Changes in such estimates may have a significant impact on the financial statements. For further discussion of the allowance for loan losses, see the "Allowance for Loan Losses" section of this analysis and Note 1 and Note 7 to the Consolidated Financial Statements.

*Valuation of Goodwill, Intangible Assets and Other Purchase Accounting Adjustments.*

Intangible assets are comprised of goodwill, core deposit intangibles and mortgage servicing rights. Goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. The Company's goodwill is tested for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment. Adverse changes in the economic environment, declining operations, or other factors could result in a decline in the implied fair value of goodwill. If the implied fair value is less than the carrying amount, a loss would be recognized in other non-interest expense to reduce the carrying amount to implied fair value of goodwill. The Company's goodwill impairment test includes two steps that are preceded by a "step zero", qualitative test. The qualitative test allows Management to assess whether qualitative factors indicate that it is more likely than not that impairment exists. If it is not more likely than not that impairment exists, then the two step quantitative test would not be necessary. These qualitative indicators include factors such as earnings, share price, market conditions, etc. If the qualitative factors indicate that it is more likely than not that impairment exists, then the two step quantitative test would be necessary. Step one is used to identify potential impairment and compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. Step two of the goodwill impairment test compares the implied estimated fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of goodwill for that reporting unit exceeds the implied fair value of that unit's goodwill, an impairment loss is recognized in an amount equal to the excess.

Identifiable intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or legal rights or because the assets are capable of being sold or exchanged either on their own on in combination with related contract, asset or liability. The Company's intangible assets primarily relate to core deposits. Management periodically evaluates whether events or circumstances have occurred that would result in impairment of value..

## Financial Condition

*Assets.*

Total assets at December 31, 2012 were $1.4 billion, an increase of $53.4 million, or 3.9%, from $1.4 billion at December 31, 2011. The increase in total assets from 2011 to 2012 is from increased deposits and retained earnings that were invested into loans and securities.

*Investment Securities.*

The securities portfolio consisted principally of U.S. Government agency securities, corporate debt securities and mutual funds or other equity securities. The securities portfolio provides us with a relatively stable source of income and provides a balance to credit risks as compared to other categories of assets. The securities portfolio totaled $661.2 million at December 31, 2012, representing an increase of $28.1 million from $633.2 million at December 31, 2011. The primary changes in the portfolio consisted of $950.1 million in purchases which were partially offset by maturities, calls and sales totaling $927.3 million.

The table below depicts changes in contractual maturity of our securities portfolio from 2011 to 2012.

| (in thousands except for %) | December 31, 2012 | % of Portfolio | December 31, 2011 | % of Portfolio | $ Change | % of Portfolio Change |
|---|---|---|---|---|---|---|
| **Available For Sale, at fair value:** | | | | | | |
| Due in one year or less | $ 38,625 | 5.8% | $ 13,505 | 2.1% | $25,120 | 3.7% |
| Due after one year through five years | 146,884 | 22.2% | 61,320 | 9.7% | 85,564 | 12.5% |
| Due after five years through 10 years | 306,694 | 46.4% | 218,280 | 34.5% | 88,414 | 11.9% |
| Over 10 years | 110,097 | 16.7% | 227,392 | 35.9% | (117,295) | -19.2% |
| **Total available for sale securities** | $602,300 | 91.1% | **$520,497** | **82.2%** | **$81,803** | |
| **Held to Maturity, at amortized cost:** | | | | | | |
| Due in one year or less | $ - | -% | $ - | - | $ - | - |
| Due after one year through five years | - | -% | 10,015 | 1.6% | (10,015) | -1.6% |
| Due after five years through 10 years | 58,943 | 8.9% | 50,535 | 8.0% | 8,408 | 0.9% |
| Over 10 years | - | -% | 52,116 | 8.2% | (52,116) | -8.2% |
| **Total held to maturity securities** | $ 58,943 | 8.9% | **$112,666** | 17.8% | **$(53,723)** | |
| **Total securities** | $661,243 | 100.0% | **$633,163** | **100.0%** | **$28,080** | |

At December 31, 2012 the contractual weighted average maturity of our securities portfolio was 7.0 years compared to 10.2 years at December 31, 2011. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or early redemptions that may occur. Actual maturities may be shorter than contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

At December 31, 2012, securities totaling $602.3 million were classified as available for sale and $58.9 million were classified as held to maturity as compared to $520.5 million and $112.7 million, respectively at December 31, 2011. Securities classified as available for sale are measured at fair market value. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, market yield curves, prepayment speeds, credit information and the instrument's contractual terms and conditions, among other things. Securities classified as held to maturity are measured at amortized cost. The held to maturity portfolio is principally used to collateralize public funds deposits. The Company believes that it has the ability to maintain the current level of securities in the portfolio. The Company has maintained public funds in excess of $175.0 million since 2007.

Securities classified as available for sale had gross unrealized losses totaling $0.7 million at December 31, 2012. The gross unrealized gains for our available for sale securities totaled $9.8 million at December 31, 2012 compared to $8.3 million at December 31, 2011. The Company believes that it will collect all amounts contractually due and has the intent and the ability to hold these securities until the fair value is at least equal to the carrying value. At December 31, 2011, securities classified as available for sale had gross unrealized losses totaling $1.6 million. See Note 5 to the Consolidated Financial Statements for additional information.

Average securities as a percentage of average interest-earning assets were 50.1% and 46.7% at December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, $476.5 million and $428.6 million in securities were pledged to secure public fund deposits, respectively.

*Loans.*

The origination of loans is a primary use of our financial resources and represented 44.9% and 48.9% of average earning assets for


Total Assets
In Billions
1.5
1.2
0.9
0.6
0.3
0.0
2008
2009
2010
2011
2012

2012 and 2011. At December 31, 2012, the loan portfolio totaled $629.5 million, an increase of approximately $56.4 million or 9.8%, from the December 31, 2011 loan portfolio totaling $573.1 million. The increase in net loans primarily includes an increase of $49.4 million in commercial and industrial loans, and an increase of $44.1 million in non-farm non-residential loans. Loans represented 50.3% of deposits at December 31, 2012, compared to 47.5% of deposits at December 31, 2011. Loans secured by real estate increased $6.2 million to $471.1 million at December 31, 2012. Non-real estate loans increased $50.8 million to $159.7 million at December 31, 2012. Real estate and related loans comprised 74.7% of the portfolio in 2012 as compared to 81.0% in 2011. Non-real estate loans comprised 25.3% of the portfolio in 2012 as compared to 19.0% in 2011. Loan charge-offs taken during 2012 totaled $3.5 million, compared to charge-offs of $10.4 million in 2011. Of the loan charge-offs in 2012, approximately $2.1 million were loans secured by real estate, $0.8 million were commercial and industrial loans and $0.5 million were consumer and other loans. In 2012, recoveries of $0.8 million were recognized on loans previously charged off as compared to $0.7 million in 2011.

*Nonperforming Assets.*

Nonperforming assets were $23.5 million, or 1.7% of total assets at December 31, 2012, compared to $28.9 million, or 2.1% of total assets at December 31, 2011. The decrease resulted from a $2.0 million decrease in nonperforming loans and a $3.3 million decrease in other real estate. The decrease in nonperforming loans was primarily in construction and land development which decreased $0.7 million, 1-4 family residential decreased $1.0 million and non-farm non-residential decreased $0.8 million. These decreases were partially offset by an increase in nonperforming commercial and industrial loans of $0.8 million.

*Deposits.*

Total deposits increased by $45.3 million or 3.8%, to $1.3 billion at December 31, 2012 from $1.2 billion at December 31, 2011. In 2012, noninterest-bearing demand deposits increased $24.3 million, interest-bearing demand deposits increased $59.5 million and savings deposits increased $5.6 million. Time deposits decreased $44.1 million, or 6.4%. The increase in deposits was principally due to an increase of $38.6 million in public funds deposits. Public fund deposits totaled $470.5 million or 37.6% of total deposits at December 31, 2012. Five public entities comprised $395.3 million or 84.0% of the total public funds as of December 31, 2012. At December 31, 2011, public fund deposits represented 35.8% of total deposits with a balance of $431.9 million. As a result of the change in the composition of our deposits to lower cost core deposits from time deposits, our cost of funds has decreased.

*Borrowings.*

Short-term borrowings increased $2.5 million in 2012 to $14.7 million at December 31, 2012 from $12.2 million at December 31, 2011. Short-term borrowings are used to manage liquidity on a daily or otherwise short-term basis. The short-term borrowings at December 31, 2012 were mainly comprised of repurchase agreements and a line of credit with a balance of $1.8 million. In 2011 short-term borrowings were solely comprised of repurchase agreements. Overnight repurchase agreement balances are monitored daily for sufficient collateralization. Long-term borrowings decreased to $1.1 million in 2012 from $3.2 million in 2011. Long-term borrowings consisted of a term loan to the Company originally obtained for the purpose of the acquisition of Greensburg Bancshares. See Note 12 of the Consolidated Financial Statements for additional information.


Total Loans
In Millions
800
700
600
500
400
300
200
100
0
2008
2009
2010
2011
2012

*Stockholders' Equity.*

Total stockholders' equity increased $7.6 million or 6.0% to $134.2 million at December 31, 2012 from $126.6 million at December 31, 2011. The increase in stockholders' equity is attributable to the $12.1 million in consolidated earnings and $1.6 million increase in accumulated other comprehensive income. The increases were partially offset by $4.0 million in dividends on common stock, $2.0 million in dividends on preferred stock and $0.1 million of purchases of the Company's common stock into treasury.

*Loan Portfolio Composition.*

The following table sets forth the composition of our loan portfolio, excluding loans held for sale, by type of loan at the dates indicated.

| | December 31, | | | |
|---|---|---|---|---|
| | 2012 | | 2011 | |
| | Balance | As % of Category | Balance | As % of Category |
| | (in thousands except for %) | | | |
| **Real Estate:** | | | | |
| Construction & land development | $ 44,856 | 7.1% | $ 78,614 | 13.7% |
| Farmland | 11,182 | 1.8% | 11,577 | 2.0% |
| 1-4 Family | 87,473 | 13.8% | 89,202 | 15.6% |
| Multifamily | 14,855 | 2.4% | 16,914 | 2.9% |
| Non-farm non-residential | 312,716 | 49.6% | 268,618 | 46.8% |
| Total real estate | 471,082 | 74.7% | **464,925** | **81.0%** |
| **Non-real Estate:** | | | | |
| Agricultural | 18,476 | 2.9% | 17,338 | 3.0% |
| Commercial and industrial | 117,425 | 18.6% | 68,025 | 11.9% |
| Consumer and other | 23,758 | 3.8% | 23,455 | 4.1% |
| Total non-real estate | 159,659 | 25.3% | 108,818 | 19.0% |
| Total loans before unearned income | 630,741 | 100.0% | **573,743** | **100.0%** |
| Less: Unearned income | (1,241) | | (643) | |
| Total loans net of unearned income | $629,500 | | **$573,100** | |

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | 2009 | | 2008 | |
| | Balance | As % of Category | Balance | As % of Category | Balance | As % of Category |
| | (in thousands except for %) | | | | | |
| **Real Estate:** | | | | | | |
| Construction & land development | $ 65,570 | 11.4% | $ 78,686 | 13.3% | $ 92,029 | 15.2% |
| Farmland | 13,337 | 2.3% | 11,352 | 1.9% | 16,403 | 2.7% |
| 1-4 Family | 73,158 | 12.7% | 77,470 | 13.1% | 79,285 | 13.1% |
| Multifamily | 14,544 | 2.5% | 8,927 | 1.5% | 15,707 | 2.6% |
| Non-farm non-residential | 292,809 | 50.8% | 300,673 | 51.0% | 261,744 | 43.0% |
| Total Real Estate | **459,418** | **79.7%** | **477,108** | **80.8%** | **465,168** | **76.6%** |
| **Non-real Estate:** | | | | | | |
| Agricultural | 17,361 | 3.0% | 14,017 | 2.4% | 18,536 | 3.0% |
| Commercial and industrial | 76,590 | 13.3% | 82,348 | 13.9% | 105,555 | 17.4% |
| Consumer and other | 22,970 | 4.0% | 17,226 | 2.9% | 17,926 | 3.0% |
| Total Non-real Estate | **116,921** | **20.3%** | **113,591** | **19.2%** | **142,017** | **23.4%** |
| Total loans before unearned income | **576,339** | **100.0%** | **590,699** | **100.0%** | **607,185** | **100.0%** |
| Less: Unearned income | (699) | | (797) | | (816) | |
| Total loans net of unearned income | **$575,640** | | **$589,902** | | **$606,369** | |

The four most significant categories of our loan portfolio are construction and land development real estate loans, 1-4 family residential loans, non-farm non-residential real estate loans and commercial and industrial loans. The Company's credit policy has specific loan-to-value and debt service coverage requirements. Generally, we require a loan-to-value of 85.0% or less and a debt service coverage ratio of 1.25x to 1.0x or higher for non-farm non-residential real estate loans. In addition, personal guarantees of borrowers are required as well as applicable insurance. Additional real estate or non-real estate collateral may be taken when deemed appropriate to secure a loan.

We generally require all 1-4 family residential loans to be underwritten based on the Fannie Mae guidelines. These guidelines include the evaluation of risk and eligibility, verification and approval of conditions, credit and liabilities, employment and income, assets, property and appraisal information. It is required that all borrowers have proper hazard, flood and title insurance prior to a loan closing. Appraisals and approvals are valid for six months.

Generally, we require a loan-to-value of 80.0% or less and a debt service coverage ratio of 1.25x to 1.0x or higher for construction and land development loans. In addition, detailed construction cost breakdowns, personal guarantees of borrowers and applicable insurance are required. Loans may have a maximum maturity of 12-18 months for the construction phase and a maximum maturity of 24 months for land development or 60 months for commercial construction. Additional real estate or non-real estate collateral may be necessary when deemed appropriate to secure the loan.

The Company has specific guidelines for the underwriting of commercial and industrial loans that is specific for the collateral type and the business type. Commercial and industrial loans are secured by non-real estate collateral such as equipment, inventory, accounts receivable, or may be unsecured. Each of these collateral types has maximum loan to value ratios. Commercial and industrial loans have debt service coverage ratio requirements of 1.25x to 1.0x.

Exceptions to policies are considered when appropriate mitigating circumstances warrant such exceptions. We have defined credit underwriting processes for all loan requests. Loan concentrations by industry type are monitored on an ongoing basis. Our loan review department monitors the performance and credit quality of loans. The special assets department manages loans that have become delinquent or have serious credit issues.

Appraisals and evaluations on all properties shall be valid for a period not to exceed two calendar years from the effective appraisal date for non-residential properties and one calendar year from the effective appraisal date for residential properties. However, appraisals may be valid longer if there has been no material decline in the property condition or market condition that would negatively affect the Bank's collateral position.

Appraisals for seasoned loans must be reviewed and deemed to be valid. Any renewal loan request, in which new money will be disbursed, and the appraisal is older than five years, requires a new appraisal. New appraisals between renewals are not required unless the loan becomes impaired and is considered collateral dependent. When a loan is impaired and considered collateral dependent, an appraisal may be ordered in accordance with our allowance for loan losses policy. We do not mitigate risk using products such as credit default agreements and/or credit derivatives. These, accordingly, have no impact on our financial statements. The Company generally does not offer loan products with established loan-funded interest reserves.

When a loan is determined to be impaired and the primary repayment source is determined to be the liquidation of the collateral, a valuation is obtained. The valuation is either an external third party valuation or may be an internal valuation using third party data such as a recent valuation on similar collateral. The external valuations are obtained through the bank's appraisal department. Once impairment has been determined, the appropriate provision or charge-off is recorded in the respective reporting period.

Management evaluates loans for impairment on a quarterly basis or more frequently if circumstances warrant it. If a loan is considered collateral dependent then it is classified as impaired and nonperforming. Existing appraisals are first reviewed to determine their suitability based on age or market conditions to determine the impairment amount. If the existing appraisals are deemed satisfactory, impairment is recognized in the reporting period. If it is determined that an updated external valuation is needed, it is ordered through the Bank's appraisal department. The external valuation can take between one to eight weeks depending upon the type of collateral. Once the valuation is received and reviewed; if impairment is determined it is recognized in the respective reporting period. There have not been any significant delays in this process during the reporting periods presented.

The Company has not charged off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period reported.



*Loan Maturities by Type.*

The following table summarizes the contractual maturity of our loan portfolio including nonaccruals at December 31, 2012. Loans having no stated repayment schedule or maturity and overdraft loans are reported as being due in one year or less. Maturities are based on the final contractual payment date and do not reflect the effect of prepayments and scheduled principal amortization. With prepayments and principal amortization considered the life of our loan portfolio may be significantly shorter.

| | December 31, 2012 | | | |
|---|---|---|---|---|
| | One Year or Less | One Through Five Years | After Five Years | Total |
| | | (in thousands) | | |
| **Real Estate:** | | | | |
| Construction & land development | $ 27,758 | $ 16,472 | $ 627 | $ 44,857 |
| Farmland | 2,503 | 6,409 | 2,269 | 11,181 |
| 1-4 family | 20,967 | 35,966 | 30,541 | 87,474 |
| Multifamily | 9,584 | 4,015 | 1,256 | 14,855 |
| Non-farm non-residential | 103,112 | 173,051 | 36,554 | 312,717 |
| Total real estate | 163,924 | 235,913 | 71,247 | 471,084 |
| **Non-real Estate:** | | | | |
| Agricultural | 6,977 | 3,747 | 7,751 | 18,475 |
| Commercial and industrial | 25,081 | 79,589 | 12,754 | 117,424 |
| Consumer and other | 16,537 | 7,031 | 190 | 23,758 |
| Total non-real estate | 48,595 | 90,367 | 20,695 | 159,657 |
| Total loans before unearned income | $212,519 | $326,280 | $91,942 | $630,741 |
| Less: unearned income | | | | (1,241) |
| Total loans net of unearned income | | | | $629,500 |

| | December 31, 2011 | | | |
|---|---|---|---|---|
| | One Year or Less | One Through Five Years | After Five Years | Total |
| | | (in thousands) | | |
| **Real Estate:** | | | | |
| Construction & land development | $ 46,005 | $ 23,357 | $ 9,252 | $ 78,614 |
| Farmland | 4,608 | 4,688 | 2,281 | 11,577 |
| 1-4 family | 27,473 | 35,931 | 25,798 | 89,202 |
| Multifamily | 11,603 | 4,032 | 1,279 | 16,914 |
| Non-farm non-residential | 107,697 | 149,898 | 11,023 | 268,618 |
| Total real estate | 197,386 | 217,906 | 49,633 | 464,925 |
| **Non-real Estate:** | | | | |
| Agricultural | 6,804 | 3,015 | 7,519 | 17,338 |
| Commercial and industrial | 39,604 | 25,147 | 3,274 | 68,025 |
| Consumer and other | 10,226 | 13,196 | 33 | 23,455 |
| Total non-real estate | 56,634 | 41,358 | 10,826 | 108,818 |
| Total loans before unearned income | $254,020 | $259,264 | $60,459 | $573,743 |
| Less: unearned income | | | | (643) |
| Total loans net of unearned income | | | | $573,100 |

The following table summarizes fixed and floating rate loans by contractual maturity as of December 31, 2012 and December 31, 2011 unadjusted for scheduled principal amortization, prepayments, or repricing opportunities. The average life of the loan portfolio may be substantially less than the contractual terms when these adjustments are considered.

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2012 | | | 2011 | | |
| | *(in thousands)* | | | | | |
| | Fixed | Floating | Total | Fixed | Floating | Total |
| One year or less | $ 89,117 | $107,176 | $196,293 | $108,276 | $124,052 | $232,328 |
| One to five years | 147,896 | 175,743 | 323,639 | 160,191 | 98,972 | 259,163 |
| Five to 15 years | 33,770 | 42,595 | 76,365 | 8,393 | 36,891 | 45,284 |
| Over 15 years | 7,829 | 5,927 | 13,756 | 8,464 | 6,054 | 14,518 |
| Subtotal | $278,612 | $331,441 | $610,053 | $285,324 | $265,969 | $551,293 |
| Nonaccrual loans | | | 20,688 | | | 22,450 |
| Total loans before unearned income | | | 630,741 | | | 573,743 |
| Less: Unearned income | | | (1,241) | | | (643) |
| Total loans net of unearned income | | | $629,500 | | | $573,100 |

At December 31, 2012, fixed rate loans totaled $278.6 million or 45.7% of total loans excluding nonaccrual loans and floating rate loans totaled $331.4 or 54.3% of total loans excluding nonaccrual loans. Floating rate loans are primarily tied to the prime rate. As of December 31, 2012, of the $331.4 million in floating rate loans, $231.7 million or 69.9% were at the floor rate.


Insert Card
FIRST GUARANTY BANK
Debit MasterCard

*Nonperforming Assets.*

The table below sets forth the amounts and categories of our nonperforming assets at the dates indicated.

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| | | | (in thousands) | | |
| **Nonaccrual loans:** | | | | | |
| **Real Estate:** | | | | | |
| Construction and land development | $ 854 | $ 1,520 | $3,383 | $ 2,841 | $1,644 |
| Farmland | 312 | 562 | - | 54 | 182 |
| 1-4 family residential | 4,603 | 5,647 | 1,480 | 2,814 | 1,445 |
| Multifamily | - | - | 1,357 | - | - |
| Non-farm non-residential | 11,571 | 12,400 | 21,944 | 7,439 | 5,263 |
| Total real estate | 17,340 | 20,129 | 28,164 | 13,148 | 8,534 |
| **Non-real estate:** | | | | | |
| Agricultural | 512 | 315 | 446 | - | - |
| Commercial and industrial | 2,831 | 1,986 | 76 | 830 | 275 |
| Consumer and other | 5 | 20 | 32 | 205 | 320 |
| Total non-real estate | 3,348 | 2,321 | 554 | 1,035 | 595 |
| Total nonaccrual loans | $20,688 | $22,450 | $28,718 | $14,183 | $9,129 |
| **Loans 90 days and greater delinquent & accruing:** | | | | | |
| **Real Estate:** | | | | | |
| Construction and land development | $ - | $ - | $ - | $ - | $- |
| Farmland | - | - | - | - | - |
| 1-4 family residential | 455 | 309 | 1,663 | 757 | 185 |
| Multifamily | - | - | - | - | - |
| Non-farm non-residential | - | 419 | - | - | - |
| Total Real Estate | 455 | 728 | 1,663 | 757 | 185 |
| **Non-Real Estate:** | | | | | |
| Agricultural | - | - | - | - | - |
| Commercial and industrial | - | - | - | - | 17 |
| Consumer and other | - | 8 | 10 | 28 | 3 |
| Total non-real estate | - | 8 | 10 | 28 | 20 |
| Total loans 90 days and greater delinquent & accruing | $ 455 | $ 736 | $ 1,673 | $785 | $ 205 |
| Total nonperforming loans | $21,143 | $23,186 | $30,391 | $14,968 | $9,334 |

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| | | | (in thousands) | | |
| **Real Estate Owned:** | | | | | |
| Real Estate Loans: | | | | | |
| Construction and land development | $ 1,083 | $ 1,161 | $ 231 | $ - | $ 89 |
| Farmland | - | - | - | - | - |
| 1-4 family residential | 1,186 | 1,342 | 232 | 292 | 223 |
| Multifamily | - | - | - | - | - |
| Non-farm non-residential | 125 | 3,206 | 114 | 366 | 256 |
| Total real estate | 2,394 | 5,709 | 577 | 658 | 568 |
| **Non-real estate loans:** | | | | | |
| Agricultural | - | - | - | - | - |
| Commercial and industrial | - | - | - | - | - |
| Consumer and other | - | - | - | - | - |
| Total non-real estate | - | - | - | - | - |
| Total Real Estate Owned | $ 2,394 | $ 5,709 | $ 577 | $ 658 | $ 568 |
| Total nonperforming assets | $23,537 | $28,895 | $30,968 | $15,626 | $9,902 |
| **Restructured Loans:** | | | | | |
| In Compliance with Modified Terms | $14,656 | $17,547 | $ 9,382 | $ - | $ - |
| Past Due 30 through 89 days and still accruing | - | - | - | - | - |
| Past Due 90 days and greater and still accruing | - | - | - | - | - |
| Nonaccrual | 221 | - | - | - | - |
| Subsequently Defaulted | 1,753 | - | - | - | - |
| Total Restructured Loans | $16,630 | $17,547 | $ 9,382 | $ - | $ - |
| Nonperforming assets to total loans | 3.74 % | 5.04 % | 5.38 % | 2.65 % | 1.63 % |
| Nonperforming assets to total assets | 1.67 % | 2.13 % | 2.73 % | 1.68 % | 1.14 % |

At December 31, 2012, nonperforming assets totaled $23.5 million compared to $28.9 million at December 31, 2011; a decrease of 18.5% or $5.4 million. Management has not identified additional information on any loans not already included in impaired loans or the nonperforming assets that indicates possible credit problems that could cause doubt as to the ability of borrowers to comply with the loan repayment terms in the future. Nonperforming assets consist of loans 90 days or greater delinquent and still accruing, nonaccrual loans, and other real estate.

At December 31, 2012 loans 90 days or greater delinquent and still accruing totaled $0.5 million; a decrease of $0.3 million or 38.2% compared to the $0.7 million total at December 31, 2011. This decrease is due to $0.4 million of loans in the non-farm non-residential real estate category that were 90 days or greater delinquent at December 31, 2011 transferring to nonaccrual during 2012.

At December 31, 2012 nonaccrual loans totaled $20.7 million; a decrease of $1.8 million or 7.8% compared to December 31, 2011 nonaccrual loans of $22.5 million. Nonaccrual loans were concentrated in six credit relationships for a total of $12.6 million or 60.8% of nonaccrual loans at December 31, 2012. This is compared to a concentration of five credit relationships in 2011 of $11.7 million or 50.0% of total nonaccrual loans. Of the six credit relationships comprising the concentration in 2012, two relationships in the non-farm non-residential category totaling $7.4 million were nonaccrual in 2011. One of these loan relationships was secured by two motel properties and the other loan relationship was secured by one hotel property. In addition, the nonaccrual concentration in 2012 consisted of two other loans in the non-farm non-residential category totaling $2.3 million. One loan was secured by a funeral facility and the other loan was secured by a mini storage facility. The other nonaccrual loans included a 1-4 family loan that totaled $1.1 million which was secured by a single family residence, and one commercial and industrial loan totaling $1.9 million secured by equipment.

Other real estate owned at December 31, 2012 totaled $2.4 million; a decrease of $3.3 million or 58.1% from $5.7 million at December 31, 2011. The decrease can be attributed to sales of other real estate of $6.6 million, writedowns totaling $1.4 million and a loss on disposition of $0.1 million. These decreases were offset by gross additions of other real estate of $4.8 million. There were no concentrations in other real estate owned at December 31, 2012. The largest property had an estimated fair value of $0.3 million.

In 2011, the Company's other real estate owned increased from $0.6 million at December 31, 2010 to $5.7 million at December 31, 2011. The increase in other real estate owned was principally due to properties acquired in the acquisition of Greensburg Bancshares in the third quarter of 2011 and two of the Company's existing credit relationships that were foreclosed upon during 2011. Total other real estate acquired from the acquisition of Greensburg Bancshares was approximately $2.3 million. Other real estate owned acquired via the Greensburg acquisition included $0.9 million in 1-4 family properties, $0.6 million in land development and $0.7 million in commercial real estate. The two credit relationships that the Company foreclosed upon added an additional $2.1 million to other real estate owned. One property totaled $1.7 million and was secured by three former church buildings. The other property was secured by vacant land and was valued at $0.4 million. The remaining increase in other real estate owned was principally concentrated in smaller loan relationships.

*Allowance for Loan Losses.*

The allowance for loan losses is maintained at a level considered sufficient to absorb potential losses embedded in the loan portfolio. The allowance is increased by the provision for anticipated loan losses as well as recoveries of previously charged off loans and is decreased by loan charge-offs. The provision is the necessary charge to current expense to provide for current loan losses and to maintain the allowance at a level commensurate with Management's evaluation of the risks inherent in the loan portfolio. Various factors are taken into consideration when determining the amount of the provision and the adequacy of the allowance. These factors include but are not limited to:

- past due and nonperforming assets;
- specific internal analysis of loans requiring special attention;
- the current level of regulatory classified and criticized assets and the associated risk factors with each;
- changes in underwriting standards or lending procedures and policies;
- charge-off and recovery practices;
- national and local economic and business conditions;
- nature and volume of loans;
- overall portfolio quality;
- adequacy of loan collateral;
- quality of loan review system and degree of oversight by its Board of Directors;
- competition and legal and regulatory requirements on borrowers;
- examinations of the loan portfolio by federal and state regulatory agencies and examinations;
- and review by our internal loan review department and independent accountants.

The data collected from all sources in determining the allowance is evaluated on a regular basis by Management with regard to current national and local economic trends, prior loss history, underlying collateral values, credit concentrations and industry risks. An estimate of potential loss on specific loans is developed in conjunction with an overall risk evaluation of the total loan portfolio. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as new information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, and impaired. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. Also, a specific reserve is allocated for our syndicated loans. The general component covers non-classified loans and special mention loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect Management's estimate of probable losses.

Provisions made pursuant to these processes totaled $4.1 million for 2012 as compared to $10.2 million for 2011. The provision made for 2012 were taken to provide for current loan losses and to maintain the allowance at a level commensurate with Management's evaluation of the risks inherent in the loan portfolio. As discussed in Note 7, Management reviews the allowance for loan losses on a monthly basis. Management evaluates several factors such as economic conditions, industry trends, borrower specific conditions and independent appraisals to determine the level of impairment for a loan relationship.

The Company attributes the decline in allowance provision from 2011 to 2012 to improvement in the credit quality of the loan portfolio and to the fact that the impaired loan portfolio did not suffer additional declines in estimated fair value. The credit quality improvements were across most loan portfolio types with the largest improvement in non-farm non residential loans, commercial and industrial loans and consumer loans. Loan charge offs for these portfolio types was lower in 2012 than 2011.

The Company charged off $3.5 million in loan balances in 2012. The following section provides details on the level of charged-off loans in 2012. The charged-off loan balances were concentrated in four loan relationships which totaled $1.8 million or 51% of the total charged-off amount. The details of the charged-off loans in excess of $0.5 million are as follows:

1. A $0.5 million charge-off was recorded for an owner-occupied real estate loan secured by an entertainment complex. The loan was foreclosed upon and moved into other real estate owned and the real estate was subsequently sold during 2012.

2. A $0.7 million charge-off was recorded for a loan secured by a 1-4 family residence. Based on Management's analysis of the credit, there is no specific allocated reserve at December 31, 2012. The credit relationship had a $1.1 million balance at December 31, 2012.

The remaining two of the four loans in this concentration of charge-offs totaled $0.6 million. The Company charged off $0.3 million on a 1-4 family second mortgage loan and $0.3 million on an equipment secured loan for a fitness facility. These loans did not have a balance at December 31, 2012.

The remaining $1.7 million of charge-offs for 2012 were comprised of smaller loans and overdrawn deposit accounts.

As of December 31, 2012 the Company had classified $48.6 million in loans as impaired compared to $51.1 million for the same period in 2011. The Company's specific reserve allocated for loans classified as impaired is $3.1 million as of December 31, 2012 compared to $2.5 million as of December 31, 2011. The Company's specific reserve for impaired loans was concentrated in five loan relationships with a specific reserve that totaled $2.0 million for the five loan relationships. The principal balance of these five loan relationships was $8.0 million at December 31, 2012.

The Company charged off $10.4 million in loan balances during 2011. The following section details these factors on the level of charged off loans in 2011. The charged off loan balances were concentrated in seven loan relationships which totaled $7.7 million or 75% of the total charged-off amount. The details of the charged off loans in excess of $1.0 million are as follows:

1. A $2.7 million charge-off was recorded for a non-owner occupied real estate loan secured by a motel that had a loan principal balance of $4.6 million at the time of the charge-off. This credit relationship was classified as impaired at December 31, 2010 and had a specific allocated reserve of $0.6 million. Additional analysis of this loan relationship was conducted during 2011 and subsequent charges recognized based on the analysis. The analysis concluded that the real estate market for the motel property and the condition of the vacant property had declined during 2011. In addition, there was guarantor support of this credit that was deemed to have declined in 2011 as compared to December 31, 2010.
2. A $1.4 million charge-off was taken against a loan primarily secured by accounts receivable that had a principal balance of $1.8 million at the time of the charge-off. At December 31, 2010 this loan was performing and did not have a specific reserve allocated. The Company subsequently determined that the receivables securing the loan were fraudulent during an internal loan review of the credit relationship in 2011. An immediate impairment was recognized and $1.4 million was charged off against the loan. The Company applied proceeds from the liquidation of additional collateral to bring the book balance to zero as of December 31, 2011.
3. A $1.1 million charge-off was taken on one credit relationship secured by three real estate properties with a total loan principal balance of $3.2 million at the time of the charge-off. The collateral was comprised of two 1-4 family properties and one tract of vacant land. At December 31, 2010 the relationship had a $0.5 million specific reserve allocation. During the course of 2011, the Company foreclosed upon and sold one of the 1-4 family properties and booked the other properties to other real estate owned. Analysis of the credit relationship indicated that impairment had increased due to deteriorating market conditions and in anticipation of an extended holding period.

The remaining four loans in this concentration of charge-offs totaled $2.5 million in charge-offs on loan principal balances of $9.0 million as of December 31, 2010. These credits were secured by commercial real estate properties and vacant land. As of December 31, 2010, these credits had a specific allocated reserve of $1.1 million. The Company attributes the additional charge-offs due to deteriorating market conditions, deterioration of the vacant properties and the anticipated holding periods.

The remaining $2.7 million of charge-offs for 2011 were comprised of smaller loan and overdrawn deposit accounts.

As of December 31, 2011 the Company had classified $51.1 million in loans as impaired compared to $56.5 million for the same period in 2010. The Company's specific reserve allocated for loans classified as impaired is $2.5 million as of December 31, 2011 compared to $3.5 million as of December 31, 2010. The decrease in specific reserves is directly related to the charge-offs taken in 2011 on the large credits discussed, based on Management's determination in 2011 that the losses were certain enough to be charged off rather than kept in the reserve.

The following table shows the allocation of the allowance for loan losses by loan type at the dates indicated.

| | December 31, 2012 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Real Estate Loans: | | | | | Non-Real Estate Loans: | | | | |
| | Construction and Land Development | Farmland | 1-4 Family | Multi-family | Non-farm non-residential | Agricultural | Commercial and Industrial | Consumer and other | Unallocated | Total |
| | *(in thousands except for %)* | | | | | | | | | |
| Allowance for Loan Loss | $1,098 | 50 | $2,239 | $284 | $3,666 | $64 | $2,488 | $233 | $220 | $10,342 |
| % of Allowance to Total Allowance for Loan Losses | 10.6% | 0.5% | 21.7% | 2.7% | 35.4% | 0.6% | 24.1% | 2.3% | 2.1% | 100.0% |
| % of Loans in Each Category to Total Loans | 7.1% | 1.8% | 13.8% | 2.4% | 49.6% | 2.9% | 18.6% | 3.8% | -% | 100.0% |

| | December 31, 2011 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Real Estate Loans: | | | | | Non-Real Estate Loans: | | | | |
| | Construction and Land Development | Farmland | 1-4 Family | Multi-family | Non-farm non-residential | Agricultural | Commercial and Industrial | Consumer and other | Unallocated | Total |
| | (in thousands except for %) | | | | | | | | | |
| Allowance for Loan Loss | $1,002 | $65 | $1,917 | $780 | $2,980 | $125 | $1,407 | $314 | $289 | **$8,879** |
| % of Allowance to Total Allowance for Loan Losses | 11.3% | 0.7% | 21.6% | 8.8% | 33.6% | 1.4% | 15.8% | 3.5% | 3.3% | **100.0%** |
| % of Loans in Each Category to Total Loans | 13.7% | 2.0% | 15.6% | 2.9% | 46.8% | 3.0% | 11.9% | 4.1% | -% | **100.0%** |

| | December 31, 2010 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Real Estate Loans: | | | | | Non-Real Estate Loans: | | | | |
| | Construction and Land Development | Farmland | 1-4 Family | Multi-family | Non-farm non-residential | Agricultural | Commercial and Industrial | Consumer and other | Unallocated | Total |
| | (in thousands except for %) | | | | | | | | | |
| Allowance for Loan Loss | $977 | $46 | $1,891 | $487 | $3,423 | $80 | $510 | $390 | $513 | **$8,317** |
| % of Allowance to Total Allowance for Loan Losses | 11.7% | 0.5% | 22.7% | 5.9% | 41.2% | 1.0% | 6.1% | 4.7% | 6.2% | **100.0%** |
| % of Loans in Each Category to Total Loans | 11.4% | 2.3% | 12.7% | 2.5% | 50.8% | 3.0% | 13.3% | 4.0% | -% | **100.0%** |

| | December 31, 2009 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Real Estate Loans: | | | | | Non-Real Estate Loans: | | | | |
| | Construction and Land Development | Farmland | 1-4 Family | Multi-family | Non-farm non-residential | Agricultural | Commercial and Industrial | Consumer and other | Unallocated | Total |
| | (in thousands except for %) | | | | | | | | | |
| Allowance for Loan Loss | $1,176 | $56 | $2,466 | $128 | $2,727 | $82 | $1,031 | $246 | $7 | **$7,919** |
| % of Allowance to Total Allowance for Loan Losses | 14.9% | 0.7% | 31.2% | 1.6% | 34.4% | 1.0% | 13.0% | 3.1% | 0.1% | **100.0%** |
| % of Loans in Each Category to Total Loans | 13.3% | 1.9% | 13.1% | 1.5% | 51.0% | 2.4% | 13.9% | 2.9% | -% | **100.0%** |

| | December 31, 2008 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Real Estate Loans: | | | | | Non-Real Estate Loans: | | | | |
| | Construction and Land Development | Farmland | 1-4 Family | Multi-family | Non-farm non-residential | Agricultural | Commercial and Industrial | Consumer and other | Unallocated | Total |
| | (in thousands except for %) | | | | | | | | | |
| Allowance for Loan Loss | $315 | $39 | $1,712 | $227 | $2,572 | $92 | $1,119 | $355 | $51 | **$6,482** |
| % of Allowance to Total Allowance for Loan Losses | 4.9% | 0.6% | 26.4% | 3.5% | 39.6% | 1.4% | 17.3% | 5.5% | 0.8% | **100.0%** |
| % of Loans in Each Category to Total Loans | 15.2% | 2.7% | 13.1% | 2.6% | 43.0% | 3.0% | 17.4% | 3.0% | -% | **100.0%** |

The following table sets forth activity in our allowance for loan losses for the periods indicated.

| | At or For the Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| | | | (in thousands) | | |
| **Balance at beginning of period** | $ 8,879 | $ 8,317 | $ 7,919 | $ 6,482 | $ 6,193 |
| Charge-offs: | | | | | |
| **Real estate loans:** | | | | | |
| Construction and land development | $ (65) | $ (1,093) | $ (5) | $ (448) | $ (166) |
| Farmland | - | (144) | - | - | (10) |
| 1-4 family residential | (1,409 | (1,613) | (1,534) | (564) | (260) |
| Multifamily | (187) | - | - | - | - |
| Non-farm non-residential | (459) | (5,193) | (235) | (586) | (256) |
| Total real estate | (2,120) | **(8,043)** | **(1,774)** | **(1,598)** | **(692)** |
| **Non-real Estate:** | | | | | |
| Agricultural | (49) | (23) | - | - | - |
| Commercial and industrial loans | (809) | (1,638) | (3,395) | (678) | (561) |
| Consumer and other | (473) | (653) | (444) | (603) | (360) |
| Total Non-real estate | (1,331) | **(2,314)** | **(3,839)** | **(1,281)** | **(921)** |
| **Total charge-offs** | $ (3,451) | **$(10,357)** | **$(5,613)** | **$(2,879)** | **$(1,613)** |
| Recoveries: | | | | | |
| **Real estate loans:** | | | | | |
| Construction and land development | $ 15 | $ 1 | $ 1 | $ 1 | $ 2 |
| Farmland | 1 | - | - | 1 | - |
| 1-4 family residential | 35 | 118 | 11 | 15 | 10 |
| Multifamily | - | - | - | - | - |
| Non-farm non-residential | 116 | 13 | 30 | - | 57 |
| Total real estate | 167 | **132** | **42** | **17** | **69** |
| **Non-real estate:** | | | | | |
| Agricultural | 1 | 2 | - | - | - |
| Commercial and industrial loans | 329 | 371 | 164 | 28 | 10 |
| Consumer and other | 283 | 227 | 151 | 116 | 189 |
| Total Non-real estate | 613 | **600** | **315** | **144** | **199** |
| **Total recoveries** | $ 780 | **$ 732** | **$ 357** | **$ 161** | **$ 268** |
| **Net charge-offs** | $ (2,671) | $ (9,625) | $ (5,256) | $(2,718) | $(1,345) |
| Provision for loan losses | 4,134 | 10,187 | 5,654 | 4,155 | 1,634 |
| **Balance at end of period** | $10,342 | **$ 8,879** | **$ 8,317** | **$ 7,919** | **$ 6,482** |
| Ratios: | | | | | |
| Net loan charge-offs to average loans | 0.45% | 1.65% | 0.89% | 0.45% | 0.22% |
| Net loan charge-offs to loans at end of period | 0.42% | 1.68% | 0.91% | 0.46% | 0.22% |
| Allowance for loan losses to loans at end of period | 1.64% | 1.55% | 1.44% | 1.34% | 1.07% |
| Net loan charge-offs to allowance for loan losses | 25.83% | 108.40% | 63.2% | 34.32% | 20.75% |
| Net loan charge-offs to provision charged to expense | 64.61% | 94,48% | 92.96% | 65.42% | 82.32% |

*Investment Securities Portfolio.*

The securities portfolio totaled $661.2 million at December 31, 2012 and consisted principally of U.S. Government Agency securities, corporate debt securities, mutual funds or other equity securities and municipal bonds. The portfolio provides a relatively stable source of income and a balance to interest rate and credit risks as compared to other categories of interest- earning assets.

U.S. Government Agencies, also known as Government Sponsored Enterprises (GSEs), are privately owned but federally chartered companies. While they enjoy certain competitive advantages as a result of their government charters, their debt obligations are unsecured and are not direct obligations of the U.S. Government. However, debt securities issued by GSEs are considered to be of high credit quality and the senior debt of GSEs is AA+/AAA rated. GSEs raise funds through a variety of debt issuance programs, including:

- Federal Home Loan Mortgage Corporation (Freddie Mac)
- Federal National Mortgage Association (Fannie Mae)
- Federal Home Loan Bank (FHLB)
- Federal Farm Credit Bank System (FFCB)

With the variety of GSE-issued debt securities and programs available, investors may benefit from a unique combination of high credit quality, liquidity, pricing transparency and cash flows that can be customized to closely match their objectives.

Corporate bonds are fully taxable debt obligations issued by corporations. These bonds fund capital improvements, expansions, debt refinancing or acquisitions that require more capital than would ordinarily be available from a single lender. Corporate bond rates are set according to prevailing interest rates at the time of the issue, the credit rating of the issuer, the length of the maturity and the other terms of the bond, such as a call feature. Corporate bonds have historically been one of the highest yielding of all taxable debt securities. Interest can be paid monthly, quarterly or semi-annually. There are five main sectors of corporate bonds: industrials, banks/finance, public utilities, transportation and Yankee and Canadian bonds. The secondary market for corporate bonds is fairly liquid. Therefore, an investor who wishes to sell a corporate bond will often be able to find a buyer for the security at market prices. However, the market price of a bond may be significantly higher or lower than its face value due to fluctuations in interest rates and other price determining factors. Other factors include credit risk, market risk, event risk, call risk, make-whole call risk and inflation risk.

Mutual funds are a professionally managed type of collective investment that pools money from many investors and invests it in stocks, bonds, short-term money market instruments and/or other securities. The mutual fund will have a fund manager that trades the pooled money on a regular basis. Mutual funds allow investors to spread their investment around widely.

An equity security is a share in the capital stock of a company (typically common stock, although preferred equity is also a form of capital stock). The holder of an equity security is a shareholder, owning a share, or fractional part of the issuer. Unlike debt securities, which typically require regular payments (interest) to the holder, equity securities are not entitled to any payment. In bankruptcy, they share only in the residual interest of the issuer after all obligations have been paid out to creditors. However, equity generally entitles the holder to a pro rata portion of control of the company, meaning that a holder of a majority of the equity is usually entitled to control the issuer. Equity also enjoys the right to profits and capital gain, whereas holders of debt securities receive only interest and repayment of principal regardless of how well the issuer performs financially. Furthermore, debt securities do not have voting rights outside of bankruptcy. In other words, equity holders are entitled to the "upside" of the business and to control the business. Equity securities may include, but not be limited to: bank stock, bank holding company stock, listed stock, savings and loan association stock, savings and loan association holding company stock, subsidiary structured as a limited liability company, subsidiary structured as a limited partnership, limited liability company and unlisted stock. Equity securities are generally traded on either one of the listed stock exchanges, including NASDAQ or an over-the-counter market. The market value of equity shares is influenced by prevailing economic conditions such as the Company's performance (i.e. earnings) supply and demand and interest rates.

A municipal bond is a bond issued by a city or other local government, or their agencies. Potential issuers of municipal bonds include cities, counties, redevelopment agencies, special-purpose districts, school districts, public utility districts, publicly owned airports and seaports and any other governmental entity (or group of governments) below the state level. Municipal bonds may be general obligations of the issuer or secured by specified revenues. Interest income received by holders of municipal bonds is often exempt from the federal income tax and from the income tax of the state in which they are issued, although municipal bonds issued for certain purposes may not be tax exempt.

At December 31, 2012, $38.6 million or 5.8% of our securities (excluding Federal Home Loan Bank of Dallas stock) were scheduled to mature in less than one year and securities with maturity dates 10 years and over totaled $110.1 million or 16.7% of the total portfolio. The weighted average contractual maturity of the securities portfolio was 7.0 years. The securities portfolio had a weighted average contractual maturity of 10.2 years in 2011. During 2012 the Company pursued a strategy to shorten the contractual maturity of the investment portfolio. This was done to lower long-term interest rate risk.

At December 31, 2012, securities totaling $602.3 million were classified as available for sale and $58.9 million were classified as held to maturity, compared to $520.5 million classified as available for sale and $112.7 million classified as held to maturity at December 31, 2011. Gross realized losses were $7,000, $0 and $9,000 for the years ended December 31, 2012, 2011 and 2010. The tax applicable to these transactions amounted to $1.7 million, $1.2 million and $1.0 million for 2012, 2011 and 2010, respectively. Proceeds from sales of securities classified as available for sale amounted to $77.9 million, $39.6 million and $31.8 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The held to maturity portfolio is comprised of government sponsored enterprise securities such as FHLB, FNMA, FHLMC and FFCB. The securities have maturities of 15 years or less and the securities are used to collateralize public funds. The Company has maintained public funds in excess of $175.0 million since December 2007. Management believes that public funds will continue to be a significant part of the Company's deposit base and will need to be collateralized by securities in the investment portfolio.

Management believes that the Company has both the intent and ability to hold to maturity the $58.9 million in securities in this category. Management has modeled the investment portfolio for liquidity risks and believes that the Company has the ability under multiple interest rate scenarios to hold the portfolio to maturity. Securities classified as available for sale are at fair value and securities classified as held to maturity are at amortized cost. The Company obtains fair value measurements from an independent pricing service to value securities classified as available for sale. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, market yield curves, prepayment speeds, credit information and the instrument's contractual terms and conditions, among other things. For more information on securities and fair value see Notes 5 and Note 22 to the Consolidated Financial Statements.

Total net securities gains were $4.9 million of which net AFS gains totaled $4.8 million and net HTM gains from securities called totaled $0.1 million at December 31, 2012. Securities classified as available for sale had gross unrealized gains totaling $9.8 million at December 31, 2012, which includes $0.8 million in unrealized gains on agency securities, $8.0 million in unrealized gains on corporate bonds, $23,000 in unrealized gains on mutual funds or other equity securities and $1.0 million in unrealized gains on municipal bonds. Securities classified as available for sale had gross unrealized losses totaling $0.7 million at December 31, 2012, which includes $0.3 million in unrealized losses on agency securities, $0.4 million in unrealized losses on corporate bonds. Held to maturity securities had $0.2 million in gross unrealized gains and $0.2 million in gross unrealized losses as of December 31, 2012. The held to maturity portfolio consisted solely of agency securities at December 31, 2012.

At December 31, 2012, 107 debt securities have gross unrealized losses of $0.9 million or 0.5% of amortized cost. The Company believes that it will collect all amounts contractually due and has the intent and the ability to hold these securities until the fair value is at least equal to the carrying value. The Company had one U.S. Treasury security, 40 U.S. Government agency securities and 59 corporate debt securities that had gross unrealized losses for less than 12 months. The Company had seven debt securities which have been in a continuous unrealized loss position for 12 months or longer. All securities with unrealized losses greater than 12 months were classified as available for sale totaling $2.2 million. Securities with unrealized losses less than 12 months included $153.2 million classified as available for sale and $24.1 million in held to maturity agency securities.

Average securities as a percentage of average interest-earning assets were 50.1% for the year December 31, 2012 and 46.7% for the year ended December 31, 2011. At December 31, 2012 and 2011 the carrying value of securities pledged to secure public funds totaled $476.5 million and $428.6 million, respectively.

A summary comparison of securities by type at December 31, 2012 and December 31, 2011 is shown below.

| | December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2012 | | | | 2011 | | | |
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| | (in thousands) | | | | | | | |
| **Available for sale:** | | | | | | | | |
| U.S Treasuries | $ 20,000 | $ - | $ - | $ 20,000 | $ - | $ - | $ - | $ - |
| U.S. Government Agencies | 392,616 | 751 | (278) | 393,089 | 319,113 | 1,422 | (328) | 320,207 |
| Corporate debt securities | 159,488 | 8,024 | (401) | 167,111 | 171,927 | 6,250 | (1,222) | 176,955 |
| Mutual funds or other equity securities | 2,564 | 23 | - | 2,587 | 2,773 | 38 | - | 2,811 |
| Municipal bonds | 18,481 | 1,032 | - | 19,513 | 19,916 | 609 | (1) | 20,524 |
| **Total available for sale securities** | $593,149 | $9,830 | $(679) | $602,300 | **$513,729** | **$8,319** | **$(1,551)** | **$520,497** |
| **Held to maturity:** | | | | | | | | |
| U.S. Government Agencies | $ 58,943 | $ 175 | $(179) | $ 58,939 | $112,666 | $ 535 | $ (4) | $113,197 |
| **Total held to maturity securities** | $ 58,943 | $ 175 | $(179) | $ 58,939 | **$112,666** | **$ 535** | **$ (4)** | **$113,197** |

The Company believes that the securities with unrealized losses reflect impairment that is temporary and that there are currently no securities with other-than-temporary impairment. There were no other-than-temporary impairment charges in 2012. In 2011 the Company recognized a $0.1 million impairment charge on securities. This charge was from the writedown of two BBC Capital Trust bonds. In August of 2011 these bonds were sold and $45,000 of the writedown was recovered and recognized as a gain on sale of securities in other noninterest income. During 2010, the Company did not record an impairment writedown on its securities.

*Investment Portfolio Maturities and Yields.*

The composition and maturities of the investment securities portfolio at December 31, 2012 are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or early redemptions that may occur. Actual maturities may be shorter than contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | December 31, 2012 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | One Year or Less | | More than One Year through Five Years | | More than Five Years through Ten Years | | More than Ten Years | |
| | Amortized Cost | Weighted Average Yield | Amortized Cost | Weighted Average Yield | Amortized Cost | Weighted Average Yield | Amortized Cost | Weighted Average Yield |
| | (in thousands except for %) | | | | | | | |
| **Available for sale:** | | | | | | | | |
| U.S Treasuries | $ 20,000 | 0.0% | $ - | 0.0% | $ - | 0.0% | $ - | 0.0% |
| U.S. Government Agencies | 5,182 | 0.0% | 76,987 | 0.2% | 217,683 | 0.8% | 92,764 | 0.7% |
| Corporate debt securities | 11,891 | 0.4% | 62,523 | 1.3% | 76,714 | 2.0% | 8,360 | 0.3% |
| Mutual funds or other equity securities | - | 0.0% | - | 0.0% | - | 0.0% | 2,564 | 6.2% |
| Municipal bonds | 1,378 | 0.2% | 4,732 | 0.5% | 7,002 | 1.0% | 5,369 | 1.3% |
| **Total available for sale securities** | $38,451 | 0.1% | $144,242 | 0.6% | $301,399 | 1.1% | $ 109,057 | 0.8% |
| **Held to maturity:** | | | | | | | | |
| U.S. Government Agencies | $ - | -% | $ - | -% | $ 58,943 | 1.8% | $ - | -% |
| **Total held to maturity securities** | $ - | -% | $ - | -% | $ 58,943 | 1.8% | $ - | -% |

| | December 31, 2012 | | |
|---|---|---|---|
| | Amortized Cost | Fair Value | Weighted Average Yield |
| | (in thousands except for %) | | |
| **Available for sale:** | | | |
| U.S Treasuries | $ 20,000 | $ 20,000 | 0.0% |
| U.S. Government Agencies | 392,616 | 393,089 | 1.7% |
| Corporate debt securities | 159,488 | 167,111 | 4.0% |
| Mutual funds or other equity securities | 2,564 | 2,587 | 4.9% |
| Municipal bonds | 18,481 | 19,513 | 3.1% |
| **Total available for sale securities** | $593,149 | $602,300 | 2.6% |
| **Held to maturity:** | | | |
| U.S. Government Agencies | $ 58,943 | $ 58,939 | 1.8% |
| **Total held to maturity securities** | $ 58,943 | $ 58,939 | 1.8% |

| | December 31, 2011 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | One Year or Less | | More than One Year through Five Years | | More than Five Years through Ten Years | | More than Ten Years | |
| | Amortized Cost | Weighted Average Yield | Amortized Cost | Weighted Average Yield | Amortized Cost | Weighted Average Yield | Amortized Cost | Weighted Average Yield |
| | (in thousands except for %) | | | | | | | |
| **Available for sale:** | | | | | | | | |
| U.S Treasuries | $ - | -% | $ - | -% | $ - | -% | $ - | -% |
| U.S. Government Agencies | 2,026 | 0.3% | 8,512 | 1.5% | 98,502 | 2.4% | 210,074 | 3.2% |
| Corporate debt securities | 9,916 | 6.6% | 47,835 | 4.3% | 107,723 | 4.4% | 6,453 | 6.3% |
| Mutual funds or other equity securities | - | -% | - | -% | - | -% | 2,773 | 2.8% |
| Municipal bonds | 1,325 | 2.5% | 3,550 | 0.9% | 8,242 | 3.1% | 6,798 | 4.2% |
| **Total available for sale securities** | **$13,267** | **5.2%** | **$59,897** | **3.7%** | **$214,467** | **3.5%** | **$226,098** | **3.3%** |
| **Held to maturity:** | | | | | | | | |
| U.S. Government Agencies | $ - | -% | $10,015 | 1.9% | $ 50,535 | 3.1% | $ 52,116 | 3.8% |
| **Total held to maturity securities** | **$ -** | **-%** | **$10,015** | **1.9%** | **$ 50,535** | **3.1%** | **$ 52,116** | **3.8%** |

| | December 31, 2011 | | |
|---|---|---|---|
| | Amortized Cost | Fair Value | Weighted Average Yield |
| | (in thousands except for %) | | |
| **Available for sale:** | | | |
| U.S Treasuries | $ - | $ - | -% |
| U.S. Government Agencies | 319,113 | 320,207 | 2.9% |
| Corporate debt securities | 171,927 | 176,956 | 4.6% |
| Mutual funds or other equity securities | 2,773 | 2,810 | 2.5% |
| Municipal bonds | 19,916 | 20,524 | 3.0% |
| **Total available for sale securities** | **$513,729** | **$520,497** | **3.5%** |
| **Held to maturity:** | | | |
| U.S. Government Agencies | $112,666 | $113,197 | 3.9% |
| **Total held to maturity securities** | **$112,666** | **$113,197** | **3.3%** |

*Deposits.*

The following table sets forth the distribution of our total deposit accounts, by account type, for the periods indicated.

| | December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2012 | | | 2011 | | | 2010 | | |
| | Balance | As % of Total | Weighted Average Rate | Balance | As % of Total | Weighted Average Rate | Balance | As % of Total | Weighted Average Rate |
| | (in thousands except for %) | | | | | | | | |
| Noninterest-bearing Demand | $ 192,232 | 15.3% | 0.0% | $ 167,925 | 13.9% | 0.0% | $ 130,897 | 13.0% | 0.0% |
| Interest-bearing Demand | 348,870 | 27.9% | 0.0% | 289,408 | 24.0% | 0.4% | 192,139 | 19.1% | 0.5% |
| Savings | 63,062 | 5.0% | 0.0% | 57,452 | 4.7% | 0.1% | 46,663 | 4.6% | 0.1% |
| Time | 648,448 | 51.8% | 1.6% | 692,517 | 57.4% | 1.9% | 637,684 | 63.3%% | 2.3% |
| **Total Deposits** | $1,252,612 | 100.0% | | $1,207,302 | 100.0% | | $1,007,383 | 100.0% | |

The aggregate amount of time deposits having a remaining term of more than year for the next five years are as follows:

| | December 31, 2012 |
|---|---|
| | (in thousands) |
| 2013 | $393,984 |
| 2014 | 173,870 |
| 2015 | 44,314 |
| 2016 | 14,964 |
| 2017 and thereafter | 21,316 |
| **Total** | $648,448 |



Total Deposits
In Millions
1,500
1,200
900
600
300
0
2008
2009
2010
2011
2012


The table above includes, for December 31, 2012, brokered deposits totaling $15.9 million of which $10.9 million were in reciprocal time deposits acquired from the Certificate of Deposit Account Registry Service (CDARS).The aggregate amount of jumbo time deposits, each with a minimum denomination of $100,000, was approximately $425.0 million and $463.0 million at December 31, 2012 and 2011, respectively.

The following table sets forth the distribution of our time deposit accounts.

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (in thousands) | |
| Time deposits of less than $100,000 | $223,483 | $229,505 |
| Time deposits of $100,000 through $250,000 | 166,858 | 166,962 |
| Time deposits of more than $250,000 | 258,107 | 296,050 |
| **Total Time Deposits** | $648,448 | $692,517 |

As of December 31, 2012, the aggregate amount of time deposits in amounts greater than or equal to $100,000 was approximately $425.0 million. The following table sets forth the maturity of these time deposits as of December 31, 2012, 2011 and 2010.

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2012 | | 2011 | | 2010 | |
| | Balance | Weighted Average Rate | Balance | Weighted Average Rate | Balance | Weighted Average Rate |
| | (in thousands except for %) | | | | | |
| Due in one year or less | $281,197 | 2.4% | $339,192 | 1.5% | $209,979 | 1.3% |
| Due after one year through three years | 126,495 | 1.7% | 100,318 | 2.3% | 189,833 | 2.6% |
| Due after three years | 17,273 | 2.2% | 23,502 | 3.0% | 20,331 | 3.5% |
| **Total** | $424,965 | 1.5% | **$463,012** | **1.8%** | **$420,143** | **2.0%** |

The following table sets forth public funds as a percent of total deposits.

| | December 31, | | | |
|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 |
| | (in thousands except for %) | | | |
| Total Public Funds | $470,498 | $431,905 | $356,153 | $268,474 |
| Total Deposits | $1,252,612 | $1,207,302 | $1,007,383 | $799,746 |
| **Total Public Funds as a percent of Total Deposits** | 37.6% | **35.8%** | **35.4%** | **33.6%** |

*Borrowings.*

The following table sets forth information concerning balances and interest rates on all of our short-term borrowings at the dates and for the periods indicated.

| | December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (in thousands except for %) | | |
| Outstanding at year end | $14,746 | $12,223 | $12,589 |
| Maximum month-end outstanding | $31,850 | $22,493 | $30,465 |
| Average daily outstanding | $14,560 | $11,030 | $13,086 |
| Weighted average rate during the year | 0.25% | 0.18% | 0.21% |
| Average rate at year end | 0.75% | 0.21% | 0.21% |

*Stockholders' Equity and Return on Equity and Assets.*

Stockholders' equity provides a source of permanent funding, allows for future growth and the ability to absorb unforeseen adverse developments. At December 31, 2012, stockholders' equity totaled $134.2 million compared to $126.6 million at December 31, 2011. Information regarding performance and equity ratios is as follows:

| | December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Return on average assets | 0.89% | 0.65% | 0.99% |
| Return on average common equity | 13.03% | 9.77% | 12.65% |
| Return on average common equity adjusted for preferred stock dividends | 10.90 | 7.37 | 10.97 |
| Dividend payout ratio | 40.00% | 59.60% | 40.94% |

## Results of Operations for the Years Ended December 31, 2012 and 2011

*Net Income.*

Net income for the year ended December 31, 2012 was $12.1 million, an increase of $4.0 million or 50.1%, from $8.0 million for the year ended December 31, 2011. Net income available to common shareholders for the period ending December 31, 2012 was $10.1 million, an increase of $4.0 million from the $6.1 million for the year ended December 31, 2011. The increase of net income is primarily attributable to a decrease of $6.1 million in the provision for loan loss expense. Earnings per common share for the year ended December 31, 2012 was $1.60 per common share, an increase of 63.3% or $0.62 per common share from $0.98 per common share for the year ended December 31, 2011. The weighted average common shares outstanding for 2012 were 6,292,855 compared to 6,205,652 for 2011.



Net Income
In Millions
12
10
8
6
4
2
0
2008
2009
2010
2011
2012


*Net Interest Income.*

Net interest income is the largest component of our earnings. It is calculated by subtracting the cost of interest-bearing liabilities from the income earned on interest-earning assets and represents the earnings from our primary business of taking in deposits and making loans and buying investment securities. Our long-term objective is to manage this income to provide the optimum return that balances interest rate, credit and liquidity risks. A financial institution's asset and liability structure is substantially different from that of an industrial company, in that virtually all assets and liabilities are monetary in nature. Accordingly, changes in interest rates, which are generally impacted by inflation rates, may have a significant impact on a financial institution's performance. The impact of interest rate changes depends on the sensitivity to change of our interest-earning assets and interest-bearing liabilities.

Net interest income in 2012 was $42.1 million, an increase of $2.6 million or 6.5%, when compared to $39.5 million in 2011. Interest on loans increased $1.3 million, or 3.7% to $36.1 million for the year ended December 31, 2012 from $34.8 million for the same period in 2011. Approximately $0.9 million of the increase in loan income can be attributed to an increase in the yield and approximately $0.4 million attributed to an increase in the volume of loans.

Interest on securities decreased $0.7 million to $18.9 million for 2012 compared to $19.7 million for 2011. The average securities portfolio for 2012 was $659.4 million compared to $555.8 million for 2011. This decrease reflects the compression of securities yields during 2012. This compression results from the low interest environment that is exacerbated by continued net foreign investment inflows in U.S. securities.

Interest expense decreased $2.0 million for the year ended December 31, 2012 to $13.1 million. Average interest-bearing deposits for 2012 were $900.4 million compared to $953.8 million for 2011. Average borrowings for 2012 were $16.5 million compared to $12.7 million in 2011. The average yield on interest-bearing liabilities for 2012 was 1.4% compared to 1.6% for 2011.

The net interest income yield shown below in the average balance sheet is calculated by dividing net interest income by average interest-earning assets and is a measure of the efficiency of the earnings from balance sheet activities. It is affected by changes in the difference between interest on interest-earning assets and interest-bearing liabilities and the percentage of interest-earning assets funded by interest-bearing liabilities.

The following tables set forth average balance sheet, average yields and costs and certain other information for the periods indicated. No tax-equivalent yield adjustments were made. All average balances are daily average balances. Nonaccrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

| | December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2012 | | | 2011 | | | 2010 | | |
| | (in thousands except for %) | | | | | | | | |
| | Average Balance | Interest | Yield/ Rate | Average Balance | Interest | Yield/ Rate | Average Balance | Interest | Yield/ Rate |
| **Assets** | | | | | | | | | |
| **Interest-earning assets:** | | | | | | | | | |
| Interest-earning deposits with banks | $ 46,188 | $ 92 | 0.2% | $ 29,733 | $ 50 | 0.2% | $ 16,923 | $ 41 | 0.2 % |
| Securities (including FHLB stock) | 659,440 | 18,949 | 2.9% | 555,808 | 19,691 | 3.5% | 342,589 | 15,043 | 4.4% |
| Federal funds sold | 19,397 | 10 | 0.1% | 23,172 | 19 | 0.1% | 11,007 | 13 | 0.1% |
| Loans held for sale | 209 | 8 | 3.8% | 199 | 10 | 5.0% | 91 | 5 | 5.5% |
| Loans, net of unearned income | 589,735 | 36,136 | 6.1% | 582,488 | 34,839 | 6.0% | 593,429 | 36,288 | 6.1% |
| Total interest-earning assets | **$1,314,969** | **$55,195** | **4.2%** | **$1,191,400** | **$54,609** | **4.6%** | **$ 964,039** | **$51,390** | **5.3%** |
| **Noninterest-earning assets:** | | | | | | | | | |
| Cash and due from banks | $ 10,275 | | | $ 9,418 | | | $ 17,961 | | |
| Premises and equipment, net | 19,787 | | | 17,893 | | | 16,662 | | |
| Other assets | 12,482 | | | 11,876 | | | 17,019 | | |
| **Total Assets** | **$1,357,513** | | | **$1,230,587** | | | **$1,015,681** | | |
| **Liabilities and Stockholders' Equity** | | | | | | | | | |
| **Interest-bearing liabilities:** | | | | | | | | | |
| Demand deposits | $ 175,979 | $ 1,383 | 0.8% | $ 221,053 | $ 920 | 0.4% | $ 185,195 | $ 846 | 0.5% |
| Savings deposits | 59,899 | 55 | 0.1% | 53,043 | 50 | 0.1% | 43,544 | 42 | 0.1% |
| Time deposits | 664,529 | 11,560 | 1.7% | 679,736 | 13,962 | 2.1% | 529,181 | 12,218 | 2.3% |
| Borrowings | 16,508 | 122 | 0.7% | 12,742 | 186 | 1.5% | 27,324 | 117 | 0.4% |
| Total interest-bearing liabilities | **$ 916,915** | **$13,120** | **1.4%** | **$ 966,574** | **$15,118** | **1.6%** | **$ 785,244** | **$13,223** | **1.7%** |
| **Noninterest-bearing liabilities:** | | | | | | | | | |
| Demand deposits | $ 302,207 | | | $ 149,523 | | | $ 125,520 | | |
| Other | 6,400 | | | 6,169 | | | 5,343 | | |
| **Total Liabilities** | **$1,225,522** | | | **$1,122,266** | | | **$ 916,107** | | |
| Stockholders' equity | 131,991 | | | 108,321 | | | 99,574 | | |
| Total Liabilities and Stockholders' | $1,357,513 | | | $1,230,587 | | | $1,015,681 | | |
| Net interest income | | $42,075 | | | **$39,491** | | | **$38,167** | |
| Net interest rate spread[1] | | | 2.8% | | | **3.0%** | | | **3.6%** |
| Net interest-earning assets[2] | $ 398,054 | | | **$ 224,826** | | | **$ 178,795** | | |
| Net interest margin[3] | | | 3.2% | | | **3.3%** | | | **4.0%** |
| Average interest-earning assets to interest-bearing liabilities | | | 143.4% | | | 123.3% | | | 122.8% |

[1] Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

[2] Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.

[3] Net interest margin represents net interest income divided by average total interest-earning assets.

*Rate/Volume Analysis.*

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the periods indicated. The table distinguishes between (i) changes attributable to rate (change in rate multiplied by the prior period's volume), (ii) changes attributable to volume (changes in volume multiplied by the prior period's rate), (iii) mixed changes (changes that are not attributable to either rate of volume) and (iv) total increase (decrease) (the sum of the previous columns).

| | Years Ended December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2012 Compared to 2011 Increase (Decrease) Due To | | | | 2011 Compared to 2010 Increase (Decrease) Due To | | | |
| | Volume | Rate | Rate/ Volume | Increase/ Decrease | Volume | Rate | Rate/ Volume | Increase/ Decrease |
| | (in thousands except for %) | | | | | | | |
| **Interest earned on:** | | | | | | | | |
| Interest-earning deposits with banks | $ 28 | $ 9 | $ 5 | $ 42 | $ 31 | $ (13) | $ (9) | $ 9 |
| Securities (including FHLB stock) | 3,671 | (3,720) | (693) | (742) | 9,362 | (2,906) | (1,809) | 4,647 |
| Federal funds sold | (3) | (7) | 1 | (9) | 14 | (4) | (4) | 6 |
| Loans held for sale | 1 | (2) | (1) | (2) | 6 | - | (1) | 5 |
| Loans, net of unearned income | 432 | 853 | 12 | 1,297 | (669) | (795) | 15 | (1,449) |
| **Total interest income** | 4,129 | (2,867) | (676) | 586 | 8,744 | (3,718) | (1,808) | 3,218 |
| **Interest paid on:** | | | | | | | | |
| Demand deposits | (187) | 817 | (167) | 463 | 164 | (75) | (15) | 74 |
| Savings deposits | 6 | (1) | - | 5 | 9 | (1) | - | 8 |
| Time deposits | (313) | (2,137) | 48 | (2,402) | 3,476 | (1,348) | (384) | 1,744 |
| Borrowings | 55 | (92) | (27) | (64) | (62) | 282 | (150) | 70 |
| **Total interest expense** | (439) | (1,413) | (146) | (1,998) | 3,587 | (1,142) | (549) | 1,896 |
| **Change in net interest income** | $4,568 | $(1,454) | $(530) | $2,584 | $5,157 | $(2,576) | $(1,259) | $1,322 |

*Provision for Loan Losses.*

The provision for loan losses was $4.1 million and $10.2 million in 2012 and 2011, respectively. The decreased 2012 provision is attributable to $2.7 million in net loan charge-offs during 2012 compared to $9.6 million in 2011. Of the loan charge-offs in 2012, approximately $2.1 million were loans secured by real estate of which $0.5 million were commercial real estate and approximately $1.5 million were residential properties. The loan charge-offs for commercial and industrial loans totaled $0.8 million. Recoveries for 2012 of $0.8 million were recognized on loans previously charged off as compared to $0.7 million in 2011. The allowance for loan losses at December 31, 2012 was $10.3 million, compared to $8.9 million at December 31, 2011, and was 1.64% and 1.55% of total loans, respectively. Management believes that the current level of the allowance is adequate to cover losses in the loan portfolio given the current economic conditions, expected net charge-offs and nonperforming asset levels.

*Noninterest Income.*

Noninterest income totaled $11.1 million in 2012 which is relatively unchanged when compared to $11.3 million in 2011. Service charges, commissions and fees totaled $4.8 million for 2012 and $4.6 million for 2011. Realized gains from securities totaled $4.9 million for 2012 compared to $3.5 million for 2011. Other noninterest income increased $0.2 million to $1.7 million in 2012 from $1.5 million in 2011. In 2011 the Company recognized a $1.7 million gain on acquisition which is reported in the noninterest income section of the income statement.

*Noninterest Expense.*

Noninterest expense totaled $31.2 million in 2012 and $28.8 million in 2011. Salaries and benefits increased $1.1 million in 2012 to $13.7 million compared to $12.5 million in 2011. This can be partly explained by the total number of employees increasing from 269 full-time equivalents at December 31, 2011 to 274 at December 31, 2012. Occupancy and equipment expense totaled $3.7 million and $3.5 million in 2012 and 2011, respectively. Other noninterest expense totaled $13.8 million in 2012, an increase of $1.0 million or 7.5% when compared to $12.8 million in 2011. Regulatory assessment expense totaled $1.5 million in 2012 compared to $1.7 million in 2011. For 2012 the net cost of other real estate and repossessions increased $0.8 million to $2.1 million, when compared to $1.3 million in 2011.

The following is a summary of the significant components of other noninterest expense:

| | December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | | (in thousands) | |
| **Other noninterest expense:** | | | |
| Legal and professional fees | $ 1,990 | $ 2,208 | $ 1,791 |
| Data processing | 1,225 | 1,230 | 1,143 |
| Marketing and public relations | 697 | 654 | 1,426 |
| Taxes - sales, capital, and franchise | 661 | 640 | 620 |
| Operating supplies | 581 | 574 | 594 |
| Travel and lodging | 523 | 492 | 435 |
| Telephone | 220 | 197 | 177 |
| Amortization of core deposits | 350 | 285 | 218 |
| Donations | 195 | 297 | 778 |
| Net costs from other real estate and repossessions | 2,083 | 1,317 | 858 |
| Regulatory assessment | 1,471 | 1,663 | 1,496 |
| Other | 3,784 | 3,262 | 2,331 |
| **Total other noninterest expense** | $13,780 | $12,819 | $11,867 |

During 2010, the Company made a noncash donation of approximately $0.7 million associated with the sale of our Benton, Louisiana branch facility. This donation is reflected in marketing and public relations expense.

Total noninterest expense includes expenses paid to related parties. Related parties include the Company's executive officers, directors and certain business organizations and individuals with which such persons are associated. During the years ended 2012, 2011 and 2010, the Company paid approximately $2.5 million, $2.3 million and $2.2 million, respectively, for goods and services from related parties. See Note 17 to the Consolidated Financial Statements for additional information.

*Income Taxes.*

The provision for income taxes for the years ended December 31, 2012, 2011 and 2010 was $5.9 million, $3.7 million and $5.2 million, respectively. The increase in the provision for income taxes is a result of higher income and non-taxable gain on acquisition for 2011 when compared to 2012. The Company's statutory tax rate was 35.0%, 34.0% and 34.2% in 2012, 2011 and 2010, respectively. See Note 20 to the Consolidated Financial Statements for additional information.

## Results of Operations for the Years Ended December 31, 2011 and 2010

*Net Income.*

Net income for the year ended December 31, 2011 was $8.0 million, a decrease of $2.0 million or 25.0%, from $10.0 million for the year ended December 31, 2010. Net income available to common shareholders for the period ending December 31, 2011 was $6.1 million, a decrease of $2.6 million from the $8.7 million for the year ended December 31, 2010. The decrease is primarily attributable to an increase of $4.5 million in the provision for loan loss expense. Net interest income increased by $1.3 million. In addition, net gains on sales of securities increased $0.7 million from $2.8 million in 2010 to $3.5 million in 2011 while having a loss from impaired securities in 2011 of $0.1 million compared to having no loss in on impaired securities in 2010. Noninterest expense increased $2.0 million primarily from increased salaries expense as well as an increase in other expenses which include: professional fees, data processing, advertising, insurance, travel, depreciation, sales and franchise tax as well as tax on capital. Income tax expense decreased by $1.5 million due to the decrease in net income and the increase in non-taxable income from the Company's gain on acquisition. Earnings per common share for the year ended December 31, 2011 was $0.98 per common share, a decrease of 31.0% or $0.44 per common share from $1.42 per common share for the year ended December 31, 2010.

*Net Interest Income.*

Net interest income in 2011 was $39.5 million, an increase of $1.3 million or 3.5%, when compared to $38.2 million in 2010. Loans, on average for 2011, were our largest interest-earning asset, and 46.4% of our total loans (less nonaccruals and unearned income) are floating rate loans which are primarily tied to the prime lending rate. Loans which have floors greater than the rate due under the variable rate provision are considered fixed rate loans until such time that the floors equals the rate due under the variable rate provision. The Company's investment portfolio continued to increase in size relative to the loan portfolio during 2011. The interest income from securities was $19.7 million in 2011, an increase of $4.7 million from 2010. Securities interest income represented approximately 36.0% of interest income for 2011 and 29.2% in 2010. The cost of our interest-bearing liabilities was positively impacted by the reduction all cost of funds paid on interest-bearing liabilities. As of December 31, 2011, time deposits represented 57.4% of our total deposits, which is a decrease from 63.3% of total deposits at December 31, 2010. Comparing 2011 to 2010, the average yield on interest-earning assets decreased by 0.7% and the average rate paid on interest-bearing liabilities decreased by 0.1%. The net yield on interest-earning assets was 3.0% for the year ended December 31, 2011, compared to 3.6% for 2010.

*Provision for Loan Losses.*

The provision for loan losses was $10.2 million and $5.7 million in 2011 and 2010, respectively. The increased 2011 provisions were attributable to $9.6 million in net loan charge-offs during 2011 compared to $5.3 million in 2010. Of the loan charge-offs in 2011, approximately $8.0 million were loans secured by real estate of which $5.2 million were commercial real estate and approximately $2.7 million were residential properties. The loan charge-offs for commercial and industrial loans totaled $1.6 million. Recoveries for 2011 of $0.7 million were recognized on loans previously charged off as compared to $0.4 million in 2010. The allowance for loan losses at December 31, 2011 was $8.9 million, compared to $8.3 million at December 31, 2010 and was 1.55% and 1.44% of total loans, respectively. Management believes that the current level of the allowance is adequate to cover losses in the loan portfolio given the current economic conditions, expected net charge-offs and nonperforming asset levels.

*Noninterest Income.*

Noninterest income totaled $11.3 million in 2011, an increase of $1.7 million when compared to $9.6 million in 2010. Service charges, commissions and fees totaled $4.6 million for 2011 and $4.1 million for 2010. The increase was mainly attributable to a $1.7 million gain on bargain purchase. Net securities gains were $3.5 million in 2011 compared to $2.8 million in 2010. There were $0.1 million in other-than-temporary impairment charges in 2011 compared to no impairment charges on securities in 2010. Net gains on sale of loans were $0.1 million in 2011 and $0.3 million in 2010. Other noninterest income increased $0.1 million to $1.5 million in 2011 from $1.4 million in 2010.

*Noninterest Expense.*

Noninterest expense totaled $28.8 million in 2011 and $26.8 million in 2010. Salaries and benefits increased $0.8 million in 2011 to $12.5 million compared to $11.8 million in 2010. This can be partly explained by the total number of employees increasing from 246 full-time equivalents at December 31, 2010 to 269 at December 31, 2011. Occupancy and equipment expense totaled $3.5 million and $3.2 million in 2011 and 2010, respectively. Regulatory assessment expense totaled $1.7 million in 2011 compared to $1.5 million in 2010. For 2011 the net cost of other real estate and repossessions increased $0.5 million to $1.3 million, when compared to $0.9 million in 2010. Other noninterest expense totaled $12.8 million in 2011, an increase of $1.0 million or 8.0% when compared to $11.9 million in 2010. This increase is largely due to an increase of legal and professional fees resulting from acquisition activity as well as regulatory assessments and other noninterest expenses.

*Income Taxes.*

The provision for income taxes for the years ended December 31, 2011, 2010 and 2009 was $3.7 million, $5.2 million and $3.7 million respectively. The decrease in the provision for income taxes is a result of lower income and an increase in non-taxable income for 2011 when compared to 2010. The Company's statutory tax rate in 2011 was 34.0% which was relatively unchanged from 34.2% and 34.0% in 2010 and 2009, respectively.

## Asset/Liability Management and Market Risk

*Asset/Liability Management.*

Our asset/liability management (ALM) process consists of quantifying, analyzing and controlling interest rate risk (IRR) to maintain reasonably stable net interest income levels under various interest rate environments. The principal objective of ALM is to maximize net interest income while operating within acceptable limits established for interest rate risk and to maintain adequate levels of liquidity.

The majority of our assets and liabilities are monetary in nature. Consequently, one of our most significant forms of market risk is interest rate risk. Our assets, consisting primarily of loans secured by real estate and fixed rate securities in our investment portfolio, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Our Board of Directors has established two committees, the Management Asset Liability Committee and the Board Investment Committee, to oversee the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives and for managing this risk consistent with the guidelines approved by the Board of Directors. The Management Asset Liability Committee is comprised of senior members of Management and meets as needed to review our asset liability policies and interest rate risk position. The Board Investment Committee is comprised of board members and meets monthly. Senior Management makes a monthly report to the Board Investment Committee.

The interest spread and liability funding discussed below are directly related to changes in asset and liability mixes, volumes, maturities and repricing opportunities for interest-earning assets and interest-bearing liabilities. Interest-sensitive assets and liabilities are those which are subject to being repriced in the near term, including both floating or adjustable rate instruments and instruments approaching maturity. The interest sensitivity gap is the difference between total interest-sensitive assets and total interest-sensitive liabilities. Interest rates on our various asset and liability categories do not respond uniformly to changing market conditions. Interest rate risk is the degree to which interest rate fluctuations in the marketplace can affect net interest income.

To maximize our margin, we attempt to be somewhat more asset sensitive during periods of rising rates and more liability sensitive during periods of falling rates. The need for interest sensitivity gap management is most critical in times of rapid changes in overall interest rates. We generally seek to limit our exposure to interest rate fluctuations by maintaining a relatively balanced mix of rate sensitive assets and liabilities on a one-year time horizon. The mix is relatively difficult to manage. Because of the significant impact on net interest margin from mismatches in repricing opportunities, the asset-liability mix is monitored periodically depending upon Management's assessment of current business conditions and the interest rate outlook. Exposure to interest rate fluctuations is maintained within prudent levels by the use of varying investment strategies.

The following interest sensitivity analysis is one measurement of interest rate risk and is set forth on the following table. This analysis, which we prepare monthly, reflects the contractual maturity characteristics of assets and liabilities over various time periods. This analysis does not factor in prepayments which may significantly change the report. This table includes nonaccrual loans in their respective maturity periods. The gap indicates whether more assets or liabilities are subject to repricing over a given time period. The interest sensitivity analysis at December 31, 2012 shown below reflects a liability-sensitive position with a negative cumulative gap on a one-year basis.

| | December 31, 2012 | | | | |
|---|---|---|---|---|---|
| | Interest Sensitivity Within | | | | |
| | 3 Months Or Less | Over 3 Months thru 12 Months | Total One Year | Over One Year | Total |
| | | | (in thousands) | | |
| **Earning Assets:** | | | | | |
| Loans (including loans held for sale) | $ 87,558 | $ 124,277 | $ 211,835 | $ 418,222 | $ 630,057 |
| Securities (including FHLB stock) | 32,897 | 7,003 | 39,900 | 622,618 | 662,518 |
| Federal Funds Sold | 2,891 | - | 2,891 | - | 2,891 |
| Other earning assets | 73,938 | - | 73,938 | - | 73,938 |
| **Total earning assets** | $ 197,284 | $ 131,280 | $ 328,564 | $1,040,840 | $1,369,404 |
| **Source of Funds:** | | | | | |
| Interest-bearing accounts: | | | | | |
| Demand deposits | $ 348,870 | $ - | $ 348,870 | $ - | $ 348,870 |
| Savings deposits | 63,062 | - | 63,062 | - | 63,062 |
| Time deposits | 108,152 | 285,332 | 393,484 | 254,964 | 648,448 |
| Short-term borrowings | 14,746 | - | 14,746 | - | 14,746 |
| Long-term borrowings | 150 | 450 | 600 | 500 | 1,100 |
| Noninterest-bearing, net | - | - | - | 293,178 | 293,178 |
| **Total source of funds** | $ 534,980 | $ 285,782 | $ 820,762 | $ 548,642 | $1,369,404 |
| **Period gap** | $(337,696) | $(154,502) | $ (492,198) | $ 492,198 | |
| **Cumulative gap** | $(337,696) | $(492,198) | $ (492,198) | $ - | |
| **Cumulative gap as a percent of earning assets** | -24.7% | -35.9% | -35.9% | | |


Common Stockholder's Equity
In Millions
100
80
60
40
20
0
2008
2009
2010
2011
2012

*Net Interest Income at Risk.*

Net interest income (NII) at risk measures the risk of a decline in earnings due to changes in interest rates. The table below presents an analysis of our interest rate risk as measured by the estimated changes in net interest income resulting from an instantaneous and sustained parallel shift in the yield curve at December 31, 2012. Shifts are measured in 100 basis point increments (+200 through -100 basis points,) from base case. Base case encompasses key assumptions for asset/liability mix, loan and deposit growth, pricing, prepayment speeds, deposit decay rates, securities portfolio cash flows and reinvestment strategy and the market value of certain assets under the various interest rate scenarios. The base case scenario assumes that the current interest rate environment is held constant throughout the forecast period for a static balance sheet and the instantaneous shocks are performed against that yield curve.

| December 31, 2012 | |
|---|---|
| Change in Interest Rates | Estimated Increase (Decrease) in NII |
| *(basis points)* | |
| -100 | -0.5% |
| Stable | 0.0% |
| +100 | 2.6% |
| +200 | 2.1% |

The increasing rate scenarios show slightly higher levels of net interest income and higher levels of volatility. The decreasing scenarios show slightly lower levels of NII. These scenarios are instantaneous shocks that assume balance sheet management will mirror the base case. Should the yield curve begin to rise or fall, Management has several strategies available to maximize earnings opportunities or offset the negative impact to earnings. For example, in a falling rate environment, deposit pricing strategies could be adjusted to further sway customer behavior to non-contractual or short-term (less than 12 months) contractual deposit products which would reset downward with the changes in the yield curve and prevailing market rates. Another opportunity at the start of such a cycle would be reinvesting the securities portfolio cash flows into longer term, non-callable bonds that would lock in higher yields.

Even if interest rates change in the designated amounts, there can be no assurance that our assets and liabilities would perform as anticipated. Additionally, a change in the U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the U.S. Treasury yield curve would cause significantly different changes to NII than indicated above. Strategic management of our balance sheet and earnings would be adjusted to accommodate these movements. As with any method of measuring IRR, certain shortcomings are inherent in the methods of analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Also, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. We consider all of these factors in monitoring its exposure to interest rate risk.

The Company pursued a strategy in 2012 to reduce long term interest rate risk. The contractual maturity of the investment portfolio was shortened to lower cash flow extension risk. Deposit maturities were extended and generally priced lower. The Company continued to generate floating rate loans to reduce the risk to net interest income should interest rates rise.

## Liquidity and Capital Resources

*Liquidity.*

Liquidity refers to the ability or flexibility to manage future cash flows to meet the needs of depositors and borrowers and fund operations. Maintaining appropriate levels of liquidity allows the Company to have sufficient funds available to meet customer demand for loans, withdrawal of deposit balances and maturities of deposits and other liabilities. Liquid assets include cash and due from banks, interest-earning demand deposits with banks, federal funds sold and available for sale investment securities. Including securities pledged to collateralize public fund deposits.

Loans maturing within one year or less at December 31, 2012 totaled $196.3 million. At December 31, 2012, time deposits maturing within one year or less totaled $394.0 million.

The Company maintained a net borrowing capacity, excluding letters of credit of $50.0 million, at the Federal Home Loan Bank totaling $99.0 million and $134.9 million at December 31, 2012 and

2011, respectively. We also maintain federal funds lines of credit at three correspondent banks with borrowing capacity of $76.6 million at December 31, 2012.

*Capital Resources*

The Company's capital position is reflected in stockholders' equity, subject to certain adjustments for regulatory purposes. Further, our capital base allows us to take advantage of business opportunities while maintaining the level of resources we deem appropriate to address business risks inherent in daily operations.

Total stockholders' equity increased $7.6 million or 6.0% to $134.2 million at December 31, 2012 from $126.6 million at December 31, 2011. The increase in stockholders' equity is attributable to the $12.1 million in consolidated earnings and $1.6 million increase in accumulated other comprehensive income. The increases were partially offset by $4.0 million in dividends on common stock, $2.0 million in dividends on preferred stock and $0.1 million of purchases of the Company's common stock into treasury.

## Off-balance sheet commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets. The contract or notional amounts of those instruments reflect the extent of the involvement in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contractual notional amount of those instruments. The same credit policies are used in making commitments and conditional obligations as it does for on-balance sheet instruments. Unless otherwise noted, collateral or other security is not required to support financial instruments with credit risk.

Set forth below is a summary of the notional amounts of the financial instruments with off-balance sheet risk at December 31, 2012 and December 31, 2011:

**Contract Amount**

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (in thousands) | |
| Commitments to Extend Credit | $26,775 | $13,264 |
| Unfunded Commitments under lines of credit | $71,423 | $69,522 |
| Commercial and Standby letters of credit | $5,470 | $6,745 |

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on Management's credit evaluation of the counterpart. Collateral requirements vary but may include accounts receivable, inventory, property, plant and equipment, residential real estate and commercial properties.

Standby and commercial letters of credit are conditional commitments to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The majority of these guarantees are short-term, one year or less; however, some guarantees extend for up to three years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral requirements are the same as on-balance sheet instruments and commitments to extend credit. There were no losses incurred on any commitments in 2012, 2011 or 2010.


Each depositor insured to at least $250,000
Backed by the full faith and credit of the United States government
FDIC
Federal Deposit Insurance Corporation · www.fdic.gov

## Contractual Obligations

The following table summarizes our significant fixed and determinable contractual obligations and other funding needs by payment date at December 31, 2012. The payment amounts represent those amounts due to the recipient and do not include any unamortized premiums or discounts or other similar carrying amount adjustments.

| Payments Due by Period: | December 31, 2012 | | | |
|---|---|---|---|---|
| | One Year or Less | One Through Three Years | Over Three Years | Total |
| | (in thousands) | | | |
| Operating leases | $ 28 | $ 56 | $ 28 | $ 112 |
| Software contracts | 1,407 | 2,814 | 1,407 | 5,628 |
| Time deposits | 393,984 | 218,184 | 36,280 | 648,448 |
| Short-term borrowings | 14,746 | - | - | 14,746 |
| Long-term borrowings | 600 | 500 | - | 1,100 |
| **Total** | $410,765 | $221,554 | $37,715 | $670,034 |

## Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, the majority of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company's performance than does the effect of inflation. Although fluctuations in interest rates are neither completely predictable or controllable, the Company regularly monitors its interest rate position and oversees its financial risk management by establishing policies and operating limits (see "Asset/Liability Management and Market Risk" section). Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. Although not as critical to the banking industry as to other industries, inflationary factors may have some impact on the Company's growth, earnings, total assets and capital levels. Management does not expect inflation to be a significant factor in 2013.

## Item 7A – Quantitative and Qualitative Disclosures about Market Risk

For discussion on this matter, see the "Asset/Liability Management and Market Risk" section of Management's Discussion and Analysis.


Castaing
Hussey &
Lolan, LLC
— Certified Public Accountants

Charles E. Castaing, CPA, *Retired*
Roger E. Hussey, CPA, *Retired*

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA
Robin G. Freyou, CPA

Shalee M. Landry, CPA
Martha C. Edley, CPA

## Report Of Independent Registered Accounting Firm

To the Stockholders and Board of Directors

First Guaranty Bancshares, Inc.

We have audited the accompanying consolidated balance sheets of First Guaranty Bancshares, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Guaranty Bancshares, Inc. as of December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

We also audited, in accordance with the standards of the American Institute of Certified Public Accountants, First Guaranty Bancshares, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March, 27 2013, expressed an unqualified opinion thereon.

*Castaing, Hussey & Lolan, LLC*

Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana

March 27, 2013

## FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
## CONSOLIDATED BALANCE SHEETS

| | December 31 | |
|---|---|---|
| | 2012 | 2011 |
| | (in thousands, except share data) | |
| **Assets:** | | |
| Cash and cash equivalents: | | |
| Cash and due from banks | $ 83,330 | $ 43,810 |
| Interest-earning demand deposits with banks | 12 | 2 |
| Federal funds sold | 2,891 | 68,630 |
| **Cash and cash equivalents** | 86,233 | 112,442 |
| Interest-earning time deposits with banks | 747 | - |
| Investment securities: | | |
| Available for sale, at fair value | 602,300 | 520,497 |
| Held to maturity, at cost (estimated fair value of $58,939 and $113,197, respectively) | 58,943 | 112,666 |
| **Investment securities** | 661,243 | 633,163 |
| Federal Home Loan Bank stock, at cost | 1,275 | 643 |
| Loans held for sale | 557 | - |
| Loans, net of unearned income | 629,500 | 573,100 |
| Less: allowance for loan losses | 10,342 | 8,879 |
| **Net loans** | 619,158 | 564,221 |
| Premises and equipment, net | 19,564 | 19,921 |
| Goodwill | 1,999 | 1,999 |
| Intangible assets, net | 2,413 | 2,811 |
| Other real estate, net | 2,394 | 5,709 |
| Accrued interest receivable | 6,711 | 8,128 |
| Other assets | 5,009 | 4,829 |
| **Total Assets** | $1,407,303 | $1,353,866 |
| **Liabilities and Stockholders' Equity:** | | |
| Deposits: | | |
| Noninterest-bearing demand | $ 192,232 | $ 167,925 |
| Interest-bearing demand | 348,870 | 289,408 |
| Savings | 63,062 | 57,452 |
| Time | 648,448 | 692,517 |
| **Total deposits** | 1,252,612 | 1,207,302 |
| Short-term borrowings | 14,746 | 12,223 |
| Accrued interest payable | 2,840 | 3,509 |
| Long-term borrowings | 1,100 | 3,200 |
| Other liabilities | 1,824 | 1,030 |
| **Total Liabilities** | $1,273,122 | $1,227,264 |
| **Stockholders' Equity:** | | |
| Preferred stock: | | |
| Series C - $1,000 par value - authorized 39,435 shares;issued and outstanding 39,435 | $ 39,435 | $ 39,435 |
| Common stock:[1] | | |
| $1 par value - authorized 100,600,000 shares; issued 6,294,227 shares | 6,294 | 6,294 |
| Surplus | 39,387 | 39,387 |
| Treasury stock, at cost, 2,895 and 0 shares, respectively | (54) | - |
| Retained earnings | 43,071 | 37,019 |
| Accumulated other comprehensive income | 6,048 | 4,467 |
| **Total Stockholders' Equity** | $ 134,181 | $ 126,602 |
| **Total Liabilities and Stockholders' Equity** | $1,407,303 | $1,353,866 |

*See Notes to the Consolidated Financial Statements.*

*[1]2011 share amounts reflect the ten percent stock dividend paid February 24, 2012 to stockholders of record as of February 17, 2012.*

## FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
## CONSOLIDATED STATEMENTS OF INCOME

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (in thousands, except share data) | | |
| **Interest Income:** | | | |
| Loans (including fees) | $ 36,136 | $ 34,839 | $ 36,288 |
| Loans held for sale | 8 | 10 | 5 |
| Deposits with other banks | 92 | 50 | 41 |
| Securities (including FHLB stock) | 18,949 | 19,691 | 15,043 |
| Federal funds sold | 10 | 19 | 13 |
| **Total Interest Income** | 55,195 | **54,609** | **51,390** |
| **Interest Expense:** | | | |
| Demand deposits | 1,383 | 920 | 846 |
| Savings deposits | 55 | 50 | 42 |
| Time deposits | 11,560 | 13,962 | 12,218 |
| Borrowings | 122 | 186 | 117 |
| **Total Interest Expense** | 13,120 | **15,118** | **13,223** |
| **Net Interest Income** | 42,075 | **39,491** | **38,167** |
| Less: Provision for loan losses | 4,134 | 10,187 | 5,654 |
| **Net Interest Income after Provision for Loan Losses** | 37,941 | **29,304** | **32,513** |
| **Noninterest Income:** | | | |
| Service charges, commissions and fees | 4,770 | 4,596 | 4,133 |
| Net gains on securities | 4,868 | 3,531 | 2,824 |
| Loss on securities impairment | - | (97) | - |
| Net (loss) gains on sale of loans | (68) | 114 | 283 |
| (Loss) gain on sale of fixed assets | (109) | 1 | 962 |
| Gain on acquisition | - | 1,665 | - |
| Other | 1,679 | 1,463 | 1,363 |
| **Total Noninterest Income** | 11,140 | **11,273** | **9,565** |
| **Noninterest Expense:** | | | |
| Salaries and employee benefits | 13,668 | 12,529 | 11,769 |
| Occupancy and equipment expense | 3,713 | 3,473 | 3,191 |
| Other | 13,780 | 12,819 | 11,867 |
| **Total Noninterest Expense** | 31,161 | **28,821** | **26,827** |
| **Income Before Income Taxes** | 17,920 | 11,756 | 15,251 |
| Less: Provision for income taxes | 5,861 | 3,723 | 5,226 |
| **Net Income** | $ 12,059 | $ **8,033** | $ **10,025** |
| Preferred stock dividends | (1,972) | (1,976) | (1,333) |
| **Income Available to Common Shareholders** | $ 10,087 | $ **6,057** | $ **8,692** |
| **Per Common Share:**[1] | | | |
| Earnings | 1.60 | 0.98 | 1.42 |
| Cash dividends paid | 0.64 | 0.58 | 0.58 |
| **Weighted Average Common Shares Outstanding** | 6,292,855 | **6,205,652** | **6,115,608** |

*See Notes to Consolidated Financial Statements*

*[1]2011 and 2010 share amounts reflect the ten percent stock dividend paid February 24, 2012 to stockholders of record as of February 17, 2012.*

## FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | | (in thousands) | |
| **Net Income** | $12,059 | $8,033 | $10,025 |
| Other comprehensive income, net of tax: | | | |
| Unrealized gains on securities: | | | |
| Unrealized holding gains arising during the period | 6,449 | 8,257 | 488 |
| Reclassification adjustments for net gains included in net income | (4,868) | (3,531) | (2,824) |
| Other comprehensive income, net of tax | 1,581 | 4,726 | (2,336) |
| **Comprehensive Income** | $13,640 | $12,759 | $7,689 |

*See Notes to Consolidated Financial Statements.*





FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| | Series A Preferred Stock $1,000 Par | Series B Preferred Stock $1,000 Par | Series C Preferred Stock $1,000 Par | Common Stock $1 Par[1] | Surplus | Treasury Stock | Retained Earnings | Accumulated Other Comprehensive Income/(Loss) | Total |
|---|---|---|---|---|---|---|---|---|---|
| | | | | *(in thousands, except share data)* | | | | | |
| **Balance December 31, 2009** | $19,630 | $1,140 | $ - | $6,116 | $36,240 | $ - | $29,732 | $2,077 | $94,935 |
| Net income | - | - | - | - | - | - | 10,025 | - | 10,025 |
| Change in unrealized loss on AFS securities, net of reclassification adjustments and taxes | - | - | - | - | - | - | - | (2,336) | (2,336) |
| Cash dividends on common stock ($0.58 per share) | - | - | - | - | - | - | (3,558) | - | (3,558) |
| Preferred stock dividends, amortization and accretion | 229 | (24) | - | - | - | - | (1,333) | - | (1,128) |
| **Balance December 31, 2010** | $19,859 | $1,116 | $ - | $6,116 | $36,240 | - | $34,866 | $(259) | $97,938 |
| Net income | - | - | - | - | - | - | 8,033 | - | 8,033 |
| Change in unrealized loss on AFS securities, net of reclassification adjustments and taxes | - | - | - | - | - | - | - | 4,726 | 4,726 |
| Common stock issued in acquisition, 179,036 shares[1] | - | - | - | 178 | 3,147 | - | (294) | - | 3,031 |
| Preferred stock issued | - | - | 39,435 | - | - | - | - | - | 39,435 |
| Cash dividends on common stock ($0.58 per share) | - | - | - | - | - | - | (3,610) | - | (3,610) |
| Preferred stock repurchase, Series A & B | (20,030) | (1,098) | - | - | - | - | - | - | (21,128) |
| Preferred stock dividends, amortization and accretion | 171 | (18) | - | - | - | - | (1,976) | - | (1,823) |
| **Balance December 31, 2011** | $ - | $ - | $39,435 | $6,294 | $39,387 | - | $37,019 | $4,467 | $126,602 |
| Net income | - | - | - | - | - | - | 12,059 | - | 12,059 |
| Change in unrealized loss on AFS securities, net of reclassification adjustments and taxes | - | - | - | - | - | - | - | 1,581 | 1,581 |
| Treasury shares purchased, at cost, 2,895 shares | - | - | - | - | - | (54) | - | - | (54) |
| Cash dividends on common stock ($0.64 per share) | - | - | - | - | - | - | (4,035) | - | (4,035) |
| Preferred stock dividends | - | - | - | - | - | - | (1,972) | - | (1,972) |
| **Balance December 31, 2012** | $ - | $ - | $39,435 | $6,294 | $39,387 | $ (54) | $43,071 | $6,048 | $134,181 |

*See Notes to Consolidated Financial Statements.*

*[1]2009 through 2011 share amounts reflect the ten percent stock dividend paid February 24, 2012 to stockholders of record as of February 17, 2012.*

## FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | | (in thousands) | |
| **Cash Flows From Operating Activities:** | | | |
| **Net income** | $ 12,059 | $ 8,033 | $ 10,025 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Provision for loan losses | 4,134 | 10,187 | 5,654 |
| Depreciation and amortization | 2,096 | 1,718 | 1,465 |
| Net amortization of investments | 1,962 | 1,109 | 71 |
| Gain on acquisition | - | (1,665) | - |
| Gain on sale/call of securities | (4,868) | (3,531) | (2,824) |
| Loss (gain) on sale of assets | 259 | (116) | (1,244) |
| Other-than-temporary impairment charge on securities | - | 97 | - |
| ORE writedowns and loss on disposition | 1,480 | 764 | 693 |
| FHLB stock dividends | (4) | (5) | (8) |
| Non-cash donation | - | - | 705 |
| Net increase in loans held for sale | (557) | - | - |
| Change in other assets and liabilities, net | 338 | 1,379 | 2,043 |
| **Net cash provided by operating activities** | 16,899 | 17,970 | 16,580 |
| **Cash Flows From Investing Activities:** | | | |
| Proceeds from maturities, calls and sales of HTM securities | 144,640 | 227,565 | 12,724 |
| Proceeds from maturities, calls and sales of AFS securities | 782,706 | 490,661 | 800,346 |
| Funds invested in HTM securities | (65,873) | (190,125) | (159,831) |
| Funds Invested in AFS securities | (884,258) | (668,616) | (864,419) |
| Proceeds from sale/redemption of Federal Home Loan Bank stock | 4,030 | 2,483 | 2,972 |
| Funds invested in Federal Home Loan Bank stock | (4,658) | (1,440) | (2,032) |
| Funds invested in time deposits with banks | (747) | - | - |
| Net (increase) decrease in loans | (63,864) | 50,099 | 5,718 |
| Purchases of premises and equipment | (1,566) | (2,337) | (1,327) |
| Proceeds from sales of premises and equipment | 178 | 24 | 1,100 |
| Proceeds from sales of other real estate owned | 6,632 | 2,230 | 2,677 |
| Cash received in excess of cash paid in acquisition | - | 4,992 | - |
| **Net cash used in investing activities** | (82,780) | (84,464) | (202,072) |
| **Cash Flows From Financing Activities:** | | | |
| Net increase in deposits | 45,310 | 121,891 | 207,637 |
| Net increase (decrease) in federal funds purchased and short-term borrowings | 2,523 | (366) | 660 |
| Proceeds from long-term borrowings | - | 3,500 | - |
| Repayment of long-term borrowings | (2,100) | (3,800) | (20,000) |
| Repurchase of preferred stock | - | (21,128) | - |
| Repurchase of common stock | (54) | - | - |
| Proceeds from issuance of preferred stock | - | 39,435 | - |
| Dividends paid | (6,007) | (5,433) | (4,686) |
| **Net cash provided by financing activities** | 39,672 | 134,099 | 183,611 |
| **Net (decrease) increase in cash and cash equivalents** | (26,209) | 67,605 | (1,881) |
| **Cash and cash equivalents at the beginning of the period** | 112,442 | 44,837 | 46,718 |
| **Cash and cash equivalents at the end of the period** | $ 86,233 | $ 112,442 | $ 44,837 |
| **Noncash activities:** | | | |
| Non-cash donation | $ - | $ - | $ 705 |
| Loans transferred to foreclosed assets | $ 4,793 | $ 5,817 | $ 3,288 |
| Common stock issued in acquisition (179,036 shares) | $ - | $ 3,031 | $ - |
| **Cash paid during the period:** | | | |
| Interest on deposits and borrowed funds | $ 13,789 | $ 15,148 | $ 12,203 |
| Income taxes | $ 5,800 | $ 2,850 | $ 5,600 |

*See Notes to the Consolidated Financial Statements.*

## Note 1. Business and Summary of Significant Accounting Policies

*Business*

First Guaranty Bancshares, Inc. (the "Company") is a Louisiana corporation headquartered in Hammond, Louisiana. The Company owns all of the outstanding shares of common stock of First Guaranty Bank. First Guaranty Bank (the "Bank") is a Louisiana state-chartered commercial bank that provides a diversified range of financial services to consumers and businesses in the communities in which it operates. These services include consumer and commercial lending, mortgage loan origination, the issuance of credit cards and retail banking services. The Bank also maintains an investment portfolio comprised of government, government agency, corporate and municipal securities. The Bank has 21 banking offices, including one drive-up banking facility, and 28 automated teller machines (ATMs) in north and south Louisiana.

*Summary of significant accounting policies*

The accounting and reporting policies of the Company conform to generally accepted accounting principles and to predominant accounting practices within the banking industry. The more significant accounting and reporting policies are as follows:

*Consolidation*

The consolidated financial statements include the accounts of First Guaranty Bancshares, Inc., and its wholly owned subsidiary, First Guaranty Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

*Acquisition Accounting*

Acquisitions are accounted for under the purchase method of accounting. Purchased assets, including identifiable intangibles, and assumed liabilities are recorded at their respective acquisition date fair values. If the fair value of net assets purchased exceeds the consideration given, a "gain on acquisition" is recognized. If the consideration given exceeds the fair value of the net assets received, goodwill is recognized. Fair values are subject to refinement for up to one year after the closing date of an acquisition as information relative to closing date fair values becomes available. Purchased loans acquired in a business combination are recorded at estimated fair value on their purchase date with no carryover of the related allowance for loan losses. See *Acquired Loans* section below for accounting policy regarding loans acquired in a business combination.

*Use of estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expense during the reporting periods. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans and the valuation of goodwill, intangible assets and other purchase accounting adjustments. In connection with the determination of the allowance for loan losses and real estate owned, the Company obtains independent appraisals for significant properties.

*Cash and cash equivalents*

For purposes of reporting cash flows, cash and cash equivalents are defined as cash, due from banks, interest-bearing demand deposits with banks and federal funds sold with maturities of three months or less.

*Securities*

The Company reviews its financial position, liquidity and future plans in evaluating the criteria for classifying investment securities. Debt securities that Management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Securities available for sale are stated at fair value. The unrealized difference, if any, between amortized cost and fair value of these AFS securities is excluded from income and is reported, net of deferred taxes, in the consolidated statements of comprehensive income. Realized gains and losses on securities are computed based on the specific identification method and are reported as a separate component of other income.

Any security that has experienced a decline in value, which Management believes is deemed other-than-temporary, is reduced to its estimated fair value by a charge to operations. In estimating other-than-temporary impairment losses, Management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Amortization of premiums and discounts is included in interest and dividend income. Discounts and premiums related to debt securities are amortized using the effective interest rate method.

*Loans held for sale*

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within 30 days. Buyers generally have recourse to return a purchased loan under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties and documentation deficiencies. Mortgage loans held for sale are generally sold with the mortgage servicing rights released. Gains or losses on sales of mortgage loans are recognized based on the differences between the selling price and the carrying value of the related mortgage loans sold.

*Loans*

Loans are stated at the principal amounts outstanding, net of unearned income and deferred loan fees. In addition to loans issued in the normal course of business, overdrafts on customer deposit accounts are considered to be loans and reclassified as such. Interest income on all classifications of loans is calculated using the simple interest method on daily balances of the principal amount outstanding.

Accrual of interest is discontinued on a loan when Management believes, after considering economic and business conditions and collection efforts, the borrower's financial condition is such that reasonable doubt exists as to the full and timely collection of principal and interest. This evaluation is made for all loans that are 90 days or more contractually past due. When a loan is placed in nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of interest and principal is probable. Loans are returned to accrual status when, in the judgment of Management, all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable time frame and when the borrower has demonstrated payment performance of cash or cash equivalents generally for a period of six months. All loans, except mortgage loans, are considered past due if they are past due 30 days. Mortgage loans are considered past due when two consecutive payments have been missed. Loans that are past due 90-120 days and deemed uncollectible are charged-off. The loan charge off is a reduction of the allowance for loan losses.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by Management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent. This process is only applied to impaired loans or relationships in excess of $250,000. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, individual consumer and residential loans are not separately identified for impairment disclosures, unless such loans are the subject of a restructuring agreement.

*Acquired Loans*

Acquired loans are recorded at estimated fair value on their purchase date with no carryover of the related allowance for loan losses. Acquired loans are segregated between those with deteriorated credit quality at acquisition and those deemed as performing. To make this determination, Management considers such factors as past due status, nonaccrual status, credit risk ratings, interest rates and collateral position. The fair value of acquired loans deemed performing is determined by discounting cash flows, both principal and interest, for each pool at prevailing market interest rates as well as consideration of inherent potential losses. The difference between the fair value and principal balances due at acquisition date, the fair value discount, is accreted into income over the estimated life of each loan pool.

Purchased loans acquired in a business combination are recorded at their estimated fair value on their purchase date with no carryover of the related allowance for loan losses. Performing acquired loans are subsequently evaluated for any required allowance at each reporting date. An allowance for loan losses is calculated using a similar methodology for originated loans. The allowance as determined for each loan pool is compared to the remaining fair value discount for that pool. If greater, the excess is recognized as an addition to the allowance through a provision for loan losses. If less than the discount, no additional allowance is recorded.

*Loan fees and costs*

Nonrefundable loan origination and commitment fees and direct costs associated with originating loans are deferred and recognized over the lives of the related loans as an adjustment to the loans' yield using the level yield method.

*Allowance for loan losses*

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when Management believes that the collectability of the principal is unlikely. The allowance, which is based on evaluation of the collectability of loans and prior loan loss experience, is an amount that, in the opinion of Management, reflects the risks inherent in the existing loan portfolio and exists at the reporting date. The evaluations take into consideration a number of subjective factors including changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect a borrower's ability to pay, adequacy of loan collateral and other relevant factors. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require additional recognition of losses based on their judgments about information available to them at the time of their examination.

The following are general credit risk factors that affect the Company's loan portfolio segments. These factors do not encompass all risks associated with each loan category. Construction and land development loans have risks associated with interim construction prior to permanent financing and repayment risks due to the future sale of developed property. Farmland and agricultural loans have risks such as weather, government agricultural policies, fuel and fertilizer costs, and market price volatility. 1-4 family, multi-family and consumer credits are strongly influenced by employment levels, consumer debt loads and the general economy. Non-farm non-residential loans include both owner occupied real estate and non-owner occupied real estate. Common risks associated with these properties is the ability to maintain tenant leases and keep lease income at a level able to service required debt and operating expenses. Commercial and industrial loans generally have non-real estate secured collateral which requires closer monitoring than real estate collateral.

Although Management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The evaluation of the adequacy of loan collateral is often based upon estimates and appraisals. Because of changing economic conditions, the valuations determined from such estimates and appraisals may also change. Accordingly, the Company may ultimately incur losses that vary from Management's current estimates. Adjustments to the allowance for loan losses will be reported in the period such adjustments become known or can be reasonably estimated. All loan losses are charged to the allowance for loan losses when the loss actually occurs or when Management believes that the collectability of the principal is unlikely. Recoveries are credited to the allowance at the time of recovery.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect Management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

*Goodwill and Intangible assets*

Intangible assets are comprised of goodwill, core deposit intangibles and mortgage servicing rights. Goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. The Company's goodwill is tested for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment. Adverse changes in the economic environment, declining operations, or other factors could result in a decline in the implied fair value of goodwill. If the implied fair value is less than the carrying amount, a loss would be recognized in other non-interest expense to reduce the carrying amount to implied fair value of goodwill. The Company's goodwill impairment test includes two steps that are preceded by a "step zero", qualitative test. The qualitative test allows Management to assess whether qualitative factors indicate that it is more likely than not that impairment exists. If it is not more likely than not that impairment exists, then no impairment exists and the two step quantitative test would not be necessary. These qualitative indicators include factors such as earnings, share price, market conditions, etc. If the qualitative factors indicate that it is more likely than not that impairment exists, then the two step quantitative test would be necessary. Step one is used to identify potential impairment and compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. Step two of the goodwill impairment test compares the implied estimated fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of goodwill for that reporting unit exceeds the implied fair value of that unit's goodwill, an impairment loss is recognized in an amount equal to that excess.

Identifiable intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or legal rights or because the assets are capable of being sold or exchanged either on their own on in combination with related contract, asset or liability. The Company's intangible assets primarily relate to core deposits. These core deposit intangibles are amortized on a straight-line basis over terms ranging from seven to 15 years. Management periodically evaluates whether events or circumstances have occurred that impair this deposit intangible.

*Premises and equipment*

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the respective assets as follows:

| | |
|---|---|
| Buildings and improvements | 10-40 years |
| Equipment, fixtures and automobiles | 3-10 years |

Expenditures for renewals and betterments are capitalized and depreciated over their estimated useful lives. Repairs, maintenance and minor improvements are charged to operating expense as incurred. Gains or losses on disposition, if any, are recorded in the Statements of Income.

*Other real estate*

Other real estate includes properties acquired through foreclosure or acceptance of deeds in lieu of foreclosure. These properties are recorded at the lower of the recorded investment in the property or its fair value less the estimated cost of disposition. Any valuation adjustments required prior to foreclosure are charged to the allowance for loan losses. Subsequent to foreclosure, losses on the periodic revaluation of the property are charged to current period earnings as other real estate expense. Costs of operating and maintaining the properties are charged to other real estate expense as incurred. Any subsequent gains or losses on dispositions are credited or charged to income in the period of disposition.

*Off-balance sheet financial instruments*

In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card arrangements, commitments to fund commercial real estate, construction and land development loans secured by real estate, and performance standby letters of credit. Such financial instruments are recorded when they are funded.

*Income taxes*

The Company and its subsidiary file a consolidated federal income tax return on a calendar year basis. In lieu of Louisiana state income tax, the Bank is subject to the Louisiana bank shares tax, which is included in noninterest expense in the Company's consolidated financial statements. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations for years before 2009. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be utilized.

*Comprehensive income*

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items along with net income, are components of comprehensive income. The components of other comprehensive income and related tax effects are presented in the Statements of Comprehensive Income.

*Earnings per common share*

Earnings per share represent income available to common shareholders divided by the weighted average number of common shares outstanding during the period. In February of 2012, the Company issued a pro rata, 10% common stock dividend. The shares issued for the stock dividend have been retrospectively factored into the calculation of earnings per share as well as cash dividends paid on common stock and represented on the face of the financial statements. No convertible shares of the Company's stock are outstanding.

*Transfers of Financial Assets*

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Company, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

## Note 2. Recent Accounting Pronouncements

In July 2012, the Financial Accounting Standards Board ("FASB") issued ASU No 2012-02, *Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment,* which permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with the FASB Accounting Standards Codification ("ASC") Subtopic 350-30. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. The Company adopted this standard in the fourth quarter of 2011. Adoption of this guidance did not have a material impact on the Company's statements of income and financial condition.

In February 2013, the FASB issued ASU No. 2013-06, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*, which requires the Company to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income on the Company's consolidated statement of comprehensive income if the amount being reclassified is required under US GAAP to be reclassified in its entirety to net income. The ASU does not change the current requirements for reporting net income or other comprehensive income in the Consolidated Financial Statements of the Company, but does require the Company to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The provisions in the ASU are effective prospectively beginning with the Company's first quarter of 2013, with early adoption permitted. The adoption of the ASU affects the format and presentation of its Consolidated Financial Statements and the footnotes to the Consolidated Financial Statements, but does not represent a departure from currently adopted accounting principles and thus the adoption will not have an effect on the Company's operating results, financial position, or liquidity.

## Note 3. Acquisition Activity

On July 1, 2011 the Company completed a merger with Greensburg Bancshares, Inc. ("Greensburg") and its wholly owned subsidiary Bank of Greensburg, located in Greensburg, Louisiana. The Company purchased 100% of the outstanding stock in Greensburg for a total consideration of $5.3 million. The total consideration includes 179,036 shares of the Company's stock issued at a market value of $16.93 per share for a total of $3.0 million and cash for Greensburg shares of $2.3 million. In addition, the Company assumed $3.5 million of debt to Greensburg shareholders and repaid the debt at the time of the acquisition. The merger with Greensburg allowed the Company to enter new markets, gain market share in locations where both entities previously existed, take advantage of operating efficiencies and build upon the Company's core deposit base.

The acquired assets and liabilities at fair value are presented in the following table. The table also includes intangible assets other than goodwill created in the acquisition, namely, core deposit intangible assets.

| | As Recorded by First Guaranty Bancshares |
|---|---|
| | *(in thousands)* |
| Cash and cash equivalents | $ 7,270 |
| Investment securities | 11,109 |
| Loans | 63,001 |
| Premises and equipment | 2,934 |
| Core deposit intangible | 1,353 |
| Other real estate owned | 2,309 |
| Other assets | 1,410 |
| Interest-bearing deposits | (61,880) |
| Noninterest-bearing deposits | (16,148) |
| Long-term debt | (3,500) |
| Deferred tax liability | (253) |
| Other liabilities | (632) |
| Gain on acquisition | (1,665) |
| **Total purchase price** | $ 5,308 |

The Company based the allocation of the purchase price on the fair values of the assets acquired and the liabilities assumed. The net gain represents the excess of the estimated fair value of the assets acquired over the estimated fair value of the liabilities assumed less the total consideration given. The gain of $1.7 million was recognized as "Gain on acquisition" in the "Noninterest income" section of the *Company's Consolidated Statements of Income*. This acquisition was an open market, arms-length transaction. The gain was driven by an inactive market for the stock of Greensburg Bancshares, Inc.

## Note 4. Cash and Due from Banks

Certain reserves are required to be maintained at the Federal Reserve Bank. The requirement as of December 31, 2012 and 2011 was $27.9 million and $23.5 million, respectively. At December 31, 2012 and 2011, the Company had accounts at correspondent banks, excluding the Federal Reserve Bank, that exceeded the FDIC insurable limit of $250,000 by $0.6 million and $0.1 million for 2012 and 2011, respectively.

## Note 5. Securities

A summary comparison of securities by type at December 31, 2012 and 2011 is shown below:

| | December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2012 | | | | 2011 | | | |
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| | (in thousands) | | | | | | | |
| **Available for sale:** | | | | | | | | |
| U.S Treasuries | $ 20,000 | $ - | - | $ 20,000 | $ - | $ - | $ - | $ - |
| U.S. Government agencies | 392,616 | 751 | (278) | 393,089 | 319,113 | 1,422 | (328) | 320,207 |
| Corporate debt securities | 159,488 | 8,024 | (401) | 167,111 | 171,927 | 6,250 | (1,222) | 176,955 |
| Mutual funds or other equity securities | 2,564 | 23 | - | 2,587 | 2,773 | 38 | - | 2,811 |
| Municipal bonds | 18,481 | 1,032 | - | 19,513 | 19,916 | 609 | (1) | 20,524 |
| **Total available for sale securities** | $593,149 | $9,830 | (679) | $602,300 | $513,729 | $8,319 | $(1,551) | $520,497 |
| **Held to maturity:** | | | | | | | | |
| U.S. Government agencies | $ 58,943 | $ 175 | (179) | $ 58,939 | $112,666 | $ 535 | $ (4) | $113,197 |
| **Total held to maturity securities** | $ 58,943 | $175 | (179) | $ 58,939 | $112,666 | $ 535 | $ (4) | $113,197 |

The scheduled maturities of securities at December 31, 2012, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | December 31, 2012 | |
|---|---|---|
| | Amortized Cost | Fair Value |
| | (in thousands) | |
| **Available For Sale:** | | |
| Due in one year or less | $ 38,451 | $ 38,625 |
| Due after one year through five years | 144,242 | 146,884 |
| Due after five years through 10 years | 301,399 | 306,694 |
| Over 10 years | 109,057 | 110,097 |
| **Total available for sale securities** | $593,149 | $602,300 |
| **Held to Maturity:** | | |
| Due in one year or less | $ - | $ - |
| Due after one year through five years | - | - |
| Due after five years through 10 years | 58,943 | 58,939 |
| Over 10 years | - | - |
| **Total held to maturity securities** | $ 58,943 | $ 58,939 |

At December 31, 2012 and 2011 the carrying value of securities pledged to secure public funds totaled $476.5 million and $428.6 million, respectively. Gross realized gains on sales of securities were $4.4 million, $3.5 million and $3.0 million for the years ended December 31, 2012, 2011 and 2010, respectively. Gross realized losses were $7,000, $0 and $9,000 for the years ended December 31, 2012, 2011 and 2010. The tax applicable to these transactions amounted to $1.7 million, $1.2 million and $1.0 million for 2012, 2011 and 2010, respectively. Proceeds from sales of securities classified as available for sale amounted to $77.9 million, $39.6 million and $31.8 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The following is a summary of the fair value of securities with gross unrealized losses and an aging of those gross unrealized losses at December 31, 2012.

| | Less Than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses |
| | | | (in thousands) | | | |
| **Available for sale:** | | | | | | |
| U.S. Treasuries | $ 20,000 | $ - | $ - | $ - | $ 20,000 | $ - |
| U.S. Government Agencies | 119,952 | (278) | - | - | 119,952 | (278) |
| Corporate debt securities | 13,222 | (183) | 2,211 | (218) | 15,433 | (401) |
| Mutual funds or other equity securities | - | - | - | - | - | - |
| Municipals | - | - | - | - | - | - |
| **Total available for sale securities** | $153,174 | $(461) | $2,211 | $(218) | $155,385 | $(679) |
| **Held to maturity:** | | | | | | |
| U.S. Government Agencies | $ 24,118 | $ (179) | $ - | $ - | $ 24,118 | $(179) |
| **Total held to maturity securities** | $ 24,118 | $ (179) | $ - | $ - | $ 24,118 | $(179) |

At December 31, 2012, 107 debt securities have gross unrealized losses of $0.9 million or 0.5% of amortized cost. The Company believes that it will collect all amounts contractually due and has the intent and the ability to hold these securities until the fair value is at least equal to the carrying value. The Company had one U.S. Treasury security, 40 U.S. Government Agency securities and 59 corporate debt securities that had gross unrealized losses for less than 12 months. The Company had seven debt securities which have been in a continuous unrealized loss position for 12 months or longer. All securities with unrealized losses greater than 12 months were classified as available for sale totaling $2.2 million. Securities with unrealized losses less than 12 months included $153.2 million classified as available for sale and $24.1 million in held to maturity agency securities.

If it is determined that impairment is other-than-temporary for an equity security, then an impairment loss shall be recognized in earnings equal to the entire difference between the investment's cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new amortized cost basis of the investment and is not adjusted for subsequent recoveries in fair value. For debt securities, other-than-temporary impairment loss is recognized in earnings if the Company is required to sell or is more likely than not to sell the security before recovery of its amortized cost. If the Company is not required to sell the security or does intend to sell the security then the other-than-temporary impairment is separated into the amount representing credit loss and the amount related to all other factors. The amount related to credit loss is recognized in earnings and the amount related to all other factors is recognized in other comprehensive income. The previous amortized cost basis less the other-than-temporary impairment recognized in earnings shall become the new amortized cost basis of the investment. Management evaluates securities for other-than-temporary impairment at least quarterly and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, (iii) the recovery of contractual principal and interest and (iv) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, Management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred and industry reports.

The amount of investment securities issued by government agencies with unrealized losses and the amount of unrealized losses on those investment securities are primarily the result of market interest rates. The Company has the ability and intent to hold these securities in its current portfolio until recovery, which may be until maturity.

The corporate debt securities consist primarily of corporate bonds issued by the following types of organizations: financial, insurance, utilities, manufacturing, industrial, consumer products and oil and gas. Also included in corporate debt securities are trust preferred capital securities, many issued by national and global financial services firms. The Company believes that the each of the issuers will be able to fulfill the obligations of these securities. The Company has the ability and intent to hold these securities until they recover, which could be at their maturity dates.

The held to maturity portfolio is comprised of government sponsored enterprise securities such as FHLB, FNMA, FHLMC and FFCB. The securities have maturities of 15 years or less and the securities are used to collateralize public funds. As of December 31, 2012 public funds deposits totaled $470.5 million. The Company has maintained public funds in excess of $175.0 million since December 2007. Management believes that public funds will continue to be a significant part of the Company's deposit base and will need to be collateralized by securities in the investment portfolio.

Overall market declines, particularly in the banking and financial industries, as well as the real estate market, are a result of significant stress throughout the regional and national economy. Securities with unrealized losses, in which the Company has not already taken an OTTI charge, are currently performing according to their contractual terms. Management has the intent and ability to hold these securities for the foreseeable future. The fair value is expected to recover as the securities approach their maturity or repricing date or if market yields for such investments decline. As a result of uncertainties in the market place affecting companies in the financial services industry, it is at least reasonably possible that a change in the estimate will occur in the near term.

Securities that are other-than-temporarily impaired are evaluated at least quarterly. The evaluation includes performance indications of the underlying assets in the security, loan to collateral value, third-party guarantees, current levels of subordination, geographic concentrations, industry analysts' reports, sector credit ratings, volatility of the securities fair value, liquidity, leverage and capital ratios and the Company's ability to continue as a going concern. If the Company is in bankruptcy, the status and potential outcome is also considered.

The Company believes that the securities with unrealized losses reflect impairment that is temporary and that there are currently no securities with other-than-temporary impairment. There were no impairments recognized on securities in 2012. In 2011 the Company realized a $0.1 million security impairment that consisted of the writedown of BBC Capital Trust bonds. In August of 2011 these bonds were sold and $45,000 of the writedown was recovered and recognized as a gain on sale of securities in other noninterest income. During 2010, the Company did not record an impairment writedown on its securities.

At December 31, 2012, the Company's exposure to investment securities issuers that exceeded 10% of stockholders' equity as follows:

| | At December 31, 2012 | |
|---|---|---|
| | Amortized Cost | Fair Value |
| | *(in thousands)* | |
| Federal Home Loan Bank (FHLB) | $102,857 | $102,941 |
| Federal Home Loan Mortgage Corporation (Freddie Mac-FHLMC) | 86,854 | 86,980 |
| Federal National Mortgage Association (Fannie Mae-FNMA) | 135,099 | 135,110 |
| Federal Farm Credit Bank (FFCB) | 126,750 | 126,997 |
| U.S. Treasuries | 20,000 | 20,000 |
| **Total** | $471,560 | $472,028 |


BUSINESS CHECKING
& SAVINGS ACCOUNTS
PERSONAL AND BUSINESS
LOANS & CREDIT CARDS
PERSONAL CHECKING
& SAVINGS ACCOUNTS

## Note 6. Loans

The following table summarizes the components of the Company's loan portfolio as of December 31, 2012 and December 31, 2011:

| | December 31, | | | |
|---|---|---|---|---|
| | 2012 | | 2011 | |
| | Balance | As % of Category | Balance | As % of Category |
| | (in thousands except for %) | | | |
| **Real Estate:** | | | | |
| Construction & land development | $44,856 | 7.1% | $78,614 | 13.7% |
| Farmland | 11,182 | 1.8% | 11,577 | 2.0% |
| 1-4 Family | 87,473 | 13.8% | 89,202 | 15.6% |
| Multifamily | 14,855 | 2.4% | 16,914 | 2.9% |
| Non-farm non-residential | 312,716 | 49.6% | 268,618 | 46.8% |
| Total real estate | 471,082 | 74.7% | 464,925 | 81.0% |
| **Non-Real Estate:** | | | | |
| Agricultural | 18,476 | 2.9% | 17,338 | 3.0% |
| Commercial and industrial | 117,425 | 18.6% | 68,025 | 11.9% |
| Consumer and other | 23,758 | 3.8% | 23,455 | 4.1% |
| Total Non-Real Estate | 159,659 | 25.3% | 108,818 | 19.0% |
| **Total loans before unearned income** | 630,741 | 100.0% | 573,743 | 100.0% |
| Less: Unearned income | (1,241) | | (643) | |
| **Total loans net of unearned income** | $629,500 | | $573,100 | |

The following table summarizes fixed and floating rate loans by contractual maturity as of December 31, 2012 and December 31, 2011 unadjusted for scheduled principal payments, prepayments, or repricing opportunities. The average life of the loan portfolio may be substantially less than the contractual terms when these adjustments are considered.

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2012 | | | 2011 | | |
| | (in thousands) | | | | | |
| | Fixed | Floating | Total | Fixed | Floating | Total |
| One year or less | $ 89,117 | $107,176 | $196,293 | $108,276 | $124,052 | $232,328 |
| One to five years | 147,896 | 175,743 | 323,639 | 160,191 | 98,972 | 259,163 |
| Five to 15 years | 33,770 | 42,595 | 76,365 | 8,393 | 36,891 | 45,284 |
| Over 15 years | 7,829 | 5,927 | 13,756 | 8,464 | 6,054 | 14,518 |
| Subtotal | $278,612 | $331,441 | $610,053 | $285,324 | $265,969 | 551,293 |
| Nonaccrual loans | | | 20,688 | | | 22,450 |
| **Total loans before unearned income** | | | 630,741 | | | 573,743 |
| Less: Unearned income | | | (1,241) | | | (643) |
| **Total loans net of unearned income** | | | $629,500 | | | $573,100 |

The majority of floating rate loans have interest rate floors. As of December 31, 2012, $231.7 million of these loans were at the floor rate compared to $257.4 million at December 31, 2011. Nonaccrual loans have been excluded from the calculation.

The following tables present the age analysis of past due loans at December 31, 2012 and December 31, 2011:

| | As of December 31, 2012 | | | | | |
|---|---|---|---|---|---|---|
| | 30-89 Days Past Due | 90 Days or Greater Past Due | Total Past Due | Current | Total Loans | Recorded Investment 90 Days Accruing |
| | (in thousands) | | | | | |
| **Real estate:** | | | | | | |
| Construction & land development | $ 228 | $ 854 | $ 1,082 | $ 43,774 | 44,856 | $ - |
| Farmland | 96 | 312 | 408 | 10,774 | 11,182 | - |
| 1-4 family | 4,895 | 5,058 | 9,953 | 77,520 | 87,473 | 455 |
| Multifamily | 156 | - | 156 | 14,699 | 14,855 | - |
| Non-farm non-residential | 1,137 | 11,571 | 12,708 | 300,008 | 312,716 | - |
| Total real estate | 6,512 | 17,795 | 24,307 | 446,775 | 471,082 | 455 |
| **Non-Real Estate:** | | | | | | |
| Agricultural | - | 512 | 512 | 17,964 | 18,476 | - |
| Commercial and industrial | 60 | 2,831 | 2,891 | 114,534 | 117,425 | - |
| Consumer and other | 115 | 5 | 120 | 23,638 | 23,758 | - |
| Total non-real estate | 175 | 3,348 | 3,523 | 156,136 | 159,659 | - |
| **Total loans before unearned income** | $6,687 | $21,143 | $27,830 | $602,911 | $630,741 | $455 |
| Unearned income | | | | | (1,241) | |
| **Total loans net of unearned income** | | | | | $629,500 | |

| | As of December 31, 2011 | | | | | |
|---|---|---|---|---|---|---|
| | 30-89 Days Past Due | 90 Days or Greater Past Due | Total Past Due | Current | Total Loans | Recorded Investment 90 Days Accruing |
| | (in thousands) | | | | | |
| **Real Estate:** | | | | | | |
| Construction & land development | $ 240 | $ 1,520 | $ 1,760 | $ 76,854 | $ 78,614 | $ - |
| Farmland | 45 | 562 | 607 | 10,970 | 11,577 | - |
| 1-4 family | 2,812 | 5,957 | 8,769 | 80,433 | 89,202 | 309 |
| Multifamily | 617 | - | 617 | 16,297 | 16,914 | - |
| Non-farm non-residential | 878 | 12,818 | 13,696 | 254,922 | 268,618 | 419 |
| Total real estate | 4,592 | 20,857 | 25,449 | 439,476 | 464,925 | 728 |
| **Non-Real Estate:** | | | | | | |
| Agricultural | 90 | 315 | 405 | 16,933 | 17,338 | - |
| Commercial and industrial | 147 | 1,986 | 2,133 | 65,892 | 68,025 | - |
| Consumer and other | 389 | 28 | 417 | 23,038 | 23,455 | 8 |
| Total non-real estate | 626 | 2,329 | 2,955 | 105,863 | 108,818 | 8 |
| **Total loans before unearned income** | $5,218 | $23,186 | $28,404 | $545,339 | $573,743 | $736 |
| Unearned income | | | | | (643) | |
| **Total loans net of unearned income** | | | | | $573,100 | |

The Company's Management monitors the credit quality of its loans on an ongoing basis. Measurement of delinquency and past due status are based on the contractual terms of each loan.

For all loan classes, past due loans are reviewed on a monthly basis to identify loans for nonaccrual status. Generally, when collection in full of the principal and interest is jeopardized, the loan is placed on nonaccrual. The accrual of interest income on commercial and most consumer loans generally is discontinued when a loan becomes 90 to 120 days past due as to principal or interest. When interest accruals are discontinued, unpaid interest recognized in income is reversed. The Company's method of income recognition for loans that are classified as nonaccrual is to recognize interest income on a cash basis or apply the cash receipt to principal when the ultimate collectability of principal is in doubt. Nonaccrual loans will not normally be returned to accrual status unless all past due principal and interest has been paid.

The following is a summary of nonaccrual loans by class:

| | As of December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (in thousands) | |
| **Real Estate:** | | |
| Construction & land development | $ 854 | $ 1,520 |
| Farmland | 312 | 562 |
| 1-4 family | 4,603 | 5,647 |
| Multifamily | - | - |
| Non-farm non-residential | 11,571 | 12,400 |
| Total real estate | 17,340 | 20,129 |
| **Non-real Estate:** | | |
| Agricultural | 512 | 315 |
| Commercial and industrial | 2,831 | 1,986 |
| Consumer and other | 5 | 20 |
| Total non-real estate | 3,348 | 2,321 |
| **Total Nonaccrual Loans** | $20,688 | $22,450 |

The Company assigns credit quality indicators of pass, special mention, substandard and doubtful to its loans. For the Company's loans with a commercial and consumer credit exposure, the Company internally assigns a grade based on the creditworthiness of the borrower. For loans with a consumer credit exposure, the Bank internally assigns a grade based upon an individual loan's delinquency status. Loans included in the Pass category are performing loans with satisfactory debt coverage ratios, collateral, payment history and meet documentation requirements.

Special mention loans have potential weaknesses that deserve Management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects. Borrowers may be experiencing adverse operating trends (declining revenues or margins) or an ill-proportioned balance sheet (e.g., increasing inventory without an increase in sales, high leverage, tight liquidity). Adverse economic or market conditions, such as interest rate increases or the entry of a new competitor, may also support a special mention rating. Nonfinancial reasons for rating a credit exposure special mention include management problems, pending litigation, an ineffective loan agreement or other material structural weakness and any other significant deviation from prudent lending practices.

A substandard loan is inadequately protected by the paying capacity of the obligor or of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. These loans require more intensive supervision by Management. Substandard loans are generally characterized by current or expected unprofitable operations, inadequate debt service coverage, inadequate liquidity or marginal capitalization. Repayment may depend on collateral or other credit risk mitigates. For some substandard loans, the likelihood of full collection of interest and principal may be in doubt and interest is no longer accrued. For loans with a consumer credit exposure, loans that are 90 days or more past due or that are nonaccrual are considered substandard.

Doubtful loans have the weaknesses of substandard loans with the additional characteristic that the weaknesses make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values.

The Company periodically reassesses its credit quality indicators and revised its methodology in 2012 contributing to the increase in special mention credits over previous periods. As of December 31, 2012, $27.1 million of the loans in the special mention category were current, $0.9 million between 30 and 89 days past due and $0.1 million 90 days or greater past due.



The following table identifies the credit exposure of the loan portfolio by specific credit ratings:

| | As of December 31, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2012 | | | | | 2011 | | | | |
| | Pass | Special Mention | Substandard | Doubtful | Total | Pass | Special Mention | Substandard | Doubtful | Total |
| | (in thousands) | | | | | | | | | |
| **Real Estate:** | | | | | | | | | | |
| Construction & land development | $ 29,654 | $ 5,595 | $ 9,607 | $ - | $ 44,856 | $ 67,602 | $ 82 | $10,930 | $ - | $ 78,614 |
| Farmland | 11,059 | - | 123 | - | 11,182 | 11,485 | - | 92 | - | 11,577 |
| 1-4 family | 71,240 | 7,117 | 9,116 | - | 87,473 | 80,053 | 1,770 | 7,379 | - | 89,202 |
| Multifamily | 6,746 | 806 | 7,303 | - | 14,855 | 9,545 | - | 7,369 | - | 16,914 |
| Non-farm non-residential | 274,970 | 10,605 | 27,141 | - | 312,716 | 235,448 | 372 | 32,798 | - | 268,618 |
| Total real estate | **393,669** | **24,123** | **53,290** | - | **471,082** | **404,133** | **2,224** | **58,568** | - | **464,925** |
| **Non-Real Estate:** | | | | | | | | | | |
| Agricultural | 17,969 | 75 | 432 | - | 18,476 | 17,304 | - | 34 | - | 17,338 |
| Commercial and industrial | 108,590 | 3,834 | 5,001 | - | 117,425 | 65,553 | 93 | 2,379 | - | 68,025 |
| Consumer and other | 23,560 | 140 | 58 | - | 23,758 | 23,345 | 43 | 67 | - | 23,455 |
| Total non-real estate | **150,119** | **4,049** | **5,491** | - | **159,659** | **106,202** | **136** | **2,480** | - | **108,818** |
| **Total loans before unearned income** | $543,788 | $28,172 | $58,781 | $ - | $630,741 | $510,335 | $2,360 | $61,048 | $ - | $573,743 |
| Unearned income | | | | | (1,241) | | | | | (643) |
| **Total loans net of unearned income** | | | | | $629,500 | | | | | $573,100 |

## Note 7. Allowance for Loan Losses

The allowance for loan losses is reviewed by the Company's management on a monthly basis and additions thereto are recorded pursuant to such reviews. In assessing the allowance, several internal and external factors that might impact the performance of individual loans are considered. These factors include, but are not limited to, economic conditions and their impact upon borrowers' ability to repay loans, industry trends and independent appraisals. Periodic changes in these factors impact the assessment of each loan and its overall impact on the allowance for loan losses.

The monitoring of credit risk also extends to unfunded credit commitments, such as unused commercial credit lines and letters of credit. A reserve is established as needed for estimates of probable losses on such commitments.

A summary of changes in the allowance for loan losses, by portfolio type, for the year ended December 31, 2012 and 2011 is as follows:

| | As of December 31, 2012 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Real Estate Loans: | | | | | Non-Real Estate Loans: | | | | |
| | Construction and Land Development | Farmland | 1-4 Family | Multi-family | Non-farm non-residential | Agricultural | Commercial and Industrial | Consumer and other | Unallocated | Total |
| | (in thousands) | | | | | | | | | |
| **Allowance for Credit Losses:** | | | | | | | | | | |
| Beginning balance | $1,002 | $65 | $1,917 | $780 | $2,980 | $125 | $1,407 | $314 | $289 | $ 8,879 |
| Charge-offs | (65) | - | (1,409) | (187) | (459) | (49) | (809) | (473) | - | (3,451) |
| Recoveries | 15 | 1 | 35 | - | 116 | 1 | 329 | 283 | - | 780 |
| Provision | 146 | (16) | 1,696 | (309) | 1,029 | (13) | 1,561 | 109 | (69) | 4,134 |
| **Ending Balance** | 1,098 | $50 | $2,239 | $284 | $3,666 | $ 64 | $2,488 | $233 | $220 | $10,342 |

| | As of December 31, 2011 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Real Estate Loans: | | | | | Non-Real Estate Loans: | | | | |
| | Construction and Land Development | Farmland | 1-4 Family | Multi-family | Non-farm non-residential | Agricultural | Commercial and Industrial | Consumer and other | Unallocated | Total |
| | (in thousands) | | | | | | | | | |
| **Allowance for Credit Losses:** | | | | | | | | | | |
| Beginning balance | $ 977 | $46 | $1,891 | $487 | $3,423 | $ 80 | $ 510 | $390 | $513 | $8,317 |
| Charge-offs | (1,093) | (144) | (1,613) | - | (5,193) | (23) | (1,638) | (653) | - | (10,357) |
| Recoveries | 1 | - | 118 | - | 13 | 2 | 371 | 227 | - | 732 |
| Provision | 1,117 | 163 | 1,521 | 293 | 4,737 | 66 | 2,164 | 350 | (224) | 10,187 |
| **Ending Balance** | $1,002 | $65 | $1,917 | $780 | $2,980 | $125 | $1,407 | $314 | $289 | $8,879 |

Negative provisions are caused by changes in the composition and credit quality of the loan portfolio. The result is a re-allocation of the loan loss reserve from one category to another.

| | As of December 31, 2012 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Real Estate Loans: | | | | | Non-Real Estate Loans: | | | | |
| | Construction and Land Development | Farmland | 1-4 Family | Multi-family | Non-farm non-residential | Agricultural | Commercial and Industrial | Consumer and other | Unallocated | Total |
| | (in thousands) | | | | | | | | | |
| Allowance individually evaluated for impairment | $ 713 | $ - | $ 91 | $ 244 | $ 1,535 | $ - | $ 507 | $ - | $ - | $ 3,090 |
| Allowance collectively evaluated for impairment | 385 | 50 | 2,148 | 40 | 2,131 | 64 | 1,981 | 233 | 220 | 7,252 |
| **Allowance at December 31, 2012** | $ 1,098 | $ 50 | $ 2,239 | $ 284 | $ 3,666 | $ 64 | $ 2,488 | $ 233 | $220 | $ 10,342 |
| Loans individually evaluated for impairment | $ 8,865 | $ - | $ 2,126 | $ 7,302 | $ 25,904 | $ - | $ 4,390 | $ - | $ - | $ 48,587 |
| Loans collectively evaluated for impairment | 35,991 | 11,182 | 85,347 | 7,553 | 286,812 | 18,476 | 113,035 | 23,758 | - | 582,154 |
| **Loans at December 31, 2012 (before unearned income)** | $44,856 | $11,182 | $87,473 | $14,855 | $312,716 | $18,476 | $117,425 | $23,758 | $ - | $630,741 |
| Unearned income | | | | | | | | | | (1,241) |
| **Total loans net of unearned income** | | | | | | | | | | $629,500 |

| | As of December 31, 2011 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Real Estate Loans: | | | | | Non-Real Estate Loans: | | | | |
| | Construction and Land Development | Farmland | 1-4 Family | Multi-family | Non-farm non-residential | Agricultural | Commercial and Industrial | Consumer and other | Unallocated | Total |
| | (in thousands) | | | | | | | | | |
| Allowance individually evaluated for impairment | $ 139 | $ - | $ 392 | $ 701 | $ 1,224 | $ - | $ - | $ - | $ - | $ 2,456 |
| Allowance collectively evaluated for impairment | 863 | 65 | 1,525 | 79 | 1,756 | 125 | 1,407 | 314 | 289 | 6,423 |
| **Allowance at December 31, 2011** | **$ 1,002** | **$ 65** | **$ 1,917** | **$ 780** | **$ 2,980** | **$ 125** | **$ 1,407** | **$ 314** | **$ 289** | **$ 8,879** |
| Loans individually evaluated for impairment | $ 7,998 | $ - | $ 3,591 | $ 7,369 | $ 31,397 | $ - | $ 738 | $ - | $ - | $ 51,093 |
| Loans collectively evaluated for impairment | 70,616 | 11,577 | 85,611 | 9,545 | 237,221 | 17,338 | 67,287 | 23,455 | - | 522,650 |
| **Loans at December 31, 2011 (before unearned income)** | **$78,614** | **$11,577** | **$89,202** | **$16,914** | **$268,618** | **$17,338** | **$68,025** | **$23,455** | **$ -** | **$573,743** |
| Unearned income | | | | | | | | | | (643) |
| **Total loans net of unearned income** | | | | | | | | | | **$573,100** |

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by Management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent. As an administrative matter, this process is only applied to impaired loans or relationships in excess of $250,000.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, individual consumer and residential loans are not separately identified for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Changes in the allowance for loan losses are as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (in thousands) | | |
| Balance at Beginning of Year | $ 8,879 | $8,317 | $7,919 |
| Provision | 4,134 | 10,187 | 5,654 |
| Charge-offs | (3,451) | (10,357) | (5,613) |
| Recoveries | 780 | 732 | 357 |
| **Balance at Year End** | **$10,342** | **$8,879** | **$8,317** |

As of December 31, 2012, 2011 and 2010, the Company had loans totaling $20.7 million, $22.5 million and $28.7 million, respectively, not accruing interest. As of December 31, 2012, 2011 and 2010, the Company had loans past due 90 days or more and still accruing interest totaling $0.5 million, $0.7 million and $1.7 million, respectively. The average amount of nonaccrual loans in 2012 was $22.1 million compared to $24.9 million in 2011.

As of December 31, 2012, the Company has no outstanding commitments to advance additional funds in connection with impaired loans.

The following is a summary of impaired loans by class:

| | As of December 31, 2012 | | | | | |
|---|---|---|---|---|---|---|
| | Recorded Investment | Unpaid Principal Balance | Related Allowance | Average Recorded Investment | Interest Income Recognized | Interest Income Cash Basis |
| | (in thousands) | | | | | |
| **Impaired Loans with no related allowance:** | | | | | | |
| **Real estate:** | | | | | | |
| Construction & land development | $ 3,177 | $ 3,177 | $ - | $ 4,012 | $ 414 | $ 404 |
| Farmland | - | - | - | - | - | - |
| 1-4 family | 1,516 | 2,176 | - | 2,102 | 162 | 73 |
| Multifamily | 1,351 | 1,351 | - | 1,355 | 103 | 110 |
| Non-farm non-residential | 2,936 | 2,982 | - | 5,963 | 427 | 287 |
| Total real estate | 8,980 | 9,686 | - | 13,432 | 1,106 | 874 |
| **Non-Real Estate:** | | | | | | |
| Agricultural | - | - | - | - | - | - |
| Commercial and industrial | 3,734 | 3,734 | - | 1,098 | 117 | 87 |
| Consumer and other | - | - | - | - | - | - |
| Total non-real estate | 3,734 | 3,734 | - | 1,098 | 117 | 87 |
| **Total Impaired Loans with no related allowance** | $12,714 | $13,420 | $ - | $14,530 | $1,223 | $ 961 |
| **Impaired Loans with an allowance recorded:** | | | | | | |
| **Real estate:** | | | | | | |
| Construction & land development | $ 5,688 | $ 5,688 | $ 713 | $ 3,677 | $ 406 | $ 418 |
| Farmland | - | - | - | - | - | - |
| 1-4 family | 610 | 776 | 91 | 732 | 70 | 67 |
| Multifamily | 5,951 | 5,951 | 244 | 5,998 | 597 | 593 |
| Non-farm non-residential | 22,968 | 25,720 | 1,535 | 24,669 | 2,616 | 2,711 |
| Total real estate | 35,217 | 38,135 | 2,583 | 35,076 | 3,689 | 3,789 |
| **Non-Real Estate:** | | | | | | |
| Agricultural | - | - | - | - | - | - |
| Commercial and industrial | 656 | 656 | 507 | 786 | 94 | - |
| Consumer and other | - | - | - | - | - | - |
| Total non-real estate | 656 | 656 | 507 | 786 | 94 | - |
| **Total Impaired Loans with an allowance recorded** | $35,873 | $38,791 | $3,090 | $35,862 | $3,783 | $3,789 |
| **Total Impaired Loans** | $48,587 | $52,211 | $3,090 | $50,392 | $5,006 | $4,750 |

The following is a summary of impaired loans by class:

| | As of December 31, 2011 | | | | | |
|---|---|---|---|---|---|---|
| | Recorded Investment | Unpaid Principal Balance | Related Allowance | Average Recorded Investment | Interest Income Recognized | Interest Income Cash Basis |
| | | | (in thousands) | | | |
| **Impaired Loans with no related allowance:** | | | | | | |
| **Real estate:** | | | | | | |
| Construction & land development | $ 937 | $ 960 | - | $ 634 | $ 91 | $ 64 |
| Farmland | - | - | - | - | - | - |
| 1-4 family | 858 | 1,192 | - | 2,388 | 218 | 32 |
| Multifamily | - | - | - | - | - | - |
| Non-farm non-residential | 8,710 | 10,708 | - | 11,549 | 824 | 409 |
| Total real estate | **10,505** | **12,860** | - | **14,571** | **1,133** | **505** |
| **Non-Real Estate:** | | | | | | |
| Agricultural | - | - | - | - | - | - |
| Commercial and industrial | 738 | 1,737 | - | 2,986 | 238 | 102 |
| Consumer and other | - | - | - | - | - | - |
| Total non-real estate | 738 | 1,737 | - | 2,986 | 238 | 102 |
| **Total Impaired Loans with no related allowance** | $11,243 | $14,597 | $ - | $17,557 | $1,371 | $ 607 |
| | | | | | | |
| **Impaired Loans with an allowance recorded:** | | | | | | |
| **Real estate:** | | | | | | |
| Construction & land development | $ 7,061 | $ 7,061 | $ 139 | $ 7,243 | $ 477 | $ 376 |
| Farmland | - | - | - | - | - | - |
| 1-4 family | 2,733 | 2,870 | 392 | 1,127 | 57 | 56 |
| Multifamily | 7,369 | 7,369 | 701 | 6,347 | 288 | 333 |
| Non-farm non-residential | 22,687 | 23,637 | 1,224 | 21,180 | 1,261 | 815 |
| Total real estate | **39,850** | **40,937** | **2,456** | **35,897** | **2,083** | **1,580** |
| **Non-Real Estate:** | | | | | | |
| Agricultural | - | - | - | - | - | - |
| Commercial and industrial | - | - | - | - | - | - |
| Consumer and other | - | - | - | - | - | - |
| Total non-real estate | - | - | - | - | - | - |
| **Total Impaired Loans with an allowance recorded** | $39,850 | $40,937 | $2,456 | $35,897 | $2,083 | $1,580 |
| | | | | | | |
| **Total Impaired Loans** | **$51,093** | **$55,534** | **$2,456** | **$53,454** | **$3,454** | **$2,187** |

*Troubled Debt Restructurings*

A Troubled Debt Restructuring ("TDR") is considered such if the creditor for economic or legal reasons related to the debtor's financial difficulties grants a concession to the debtor that it would not otherwise consider. The modifications to the Company's TDRs were concessions on the interest rate charged. The effect of the modifications to the Company was a reduction in interest income. These loans have an allocated reserve in the Company's reserve for loan losses. In 2012, there were no loans restructured in a troubled debt restructuring.

The following table identifies the Troubled Debt Restructurings as of December 31, 2012 and December 31, 2011:

| Troubled Debt Restructurings | December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2012 | | | | 2011 | | | |
| | Accruing Loans | | | | Accruing Loans | | | |
| | Current | 30-89 Days Past Due | Nonaccrual | Total TDRs | Current | 30-89 Days Past Due | Nonaccrual | Total TDRs |
| | (in thousands) | | | | | | | |
| **Real Estate:** | | | | | | | | |
| Construction & land development | $ 2,602 | $ - | $ - | $ 2,602 | $ 2,840 | $ - | $ - | $ 2,840 |
| Farmland | - | - | - | - | - | - | - | - |
| 1-4 Family | - | - | 1,296 | 1,296 | 1,694 | - | - | 1,694 |
| Multifamily | 5,951 | - | - | 5,951 | 6,015 | - | - | 6,015 |
| Non-farm non residential | 6,103 | - | 678 | 6,781 | 6,998 | - | - | 6,998 |
| Total Real Estate | 14,656 | - | 1,974 | 16,630 | 17,547 | - | - | 17,547 |
| **Non-Real Estate:** | | | | | | | | |
| Agricultural | - | - | - | - | - | - | - | - |
| Commercial and industrial | - | - | - | - | - | - | - | - |
| Consumer and other | - | - | - | - | - | - | - | - |
| Total Non-Real Estate | - | - | - | - | - | - | - | - |
| **Total** | $14,656 | $ - | $1,974 | $16,630 | $17,547 | $ - | $ - | $17,547 |


FIRST GUARANTY BANK MEANS...
PEOPLE SERVING PEOPLE!

Information about the Company's TDRs occurring during each year as of December 31, 2012 is presented in the following table.

| Troubled Debt Restructurings | December 31, 2012 | | | December 31, 2011 | | |
|---|---|---|---|---|---|---|
| | Number of Contracts | Pre-Modification Outstanding Recorded Investment | Post-Modification Outstanding Recorded Investment | Number of Contracts | Pre-Modification Outstanding Recorded Investment | Post-Modification Outstanding Recorded Investment |
| | (in thousands) | | | | | |
| **Real Estate:** | | | | | | |
| Construction & land development | - | $ - | $ - | 5 | $ 2,840 | $ 2,840 |
| Farmland | - | - | - | - | - | - |
| 1-4 Family | - | - | - | 1 | 1,694 | 1,694 |
| Multifamily | - | - | - | 1 | 6,015 | 6,015 |
| Non-farm non residential | - | - | - | 4 | 6,998 | 6,998 |
| Total real estate | - | - | - | 11 | 17,547 | 17,547 |
| **Non-Real Estate:** | | | | | | |
| Agricultural | - | - | - | - | - | - |
| Commercial and industrial | - | - | - | - | - | - |
| Consumer and other | - | - | - | - | - | - |
| Total Non-Real Estate | - | - | - | - | - | - |
| **Total** | - | $ - | $ - | 11 | $17,547 | $17,547 |

The following is a summary of the TDRs that subsequently defaulted after restructuring during the previous twelve months.

| Troubled Debt Restructurings that subsequently defaulted | Number of Contracts | Recorded Investment |
|---|---|---|
| | (in thousands) | |
| **Real Estate:** | | |
| Construction & land development | - | $ - |
| Farmland | - | - |
| 1-4 Family | 2 | 1,753 |
| Multifamily | - | - |
| Non-farm non residential | - | - |
| Total real estate | 2 | 1,753 |
| **Non-Real Estate:** | | |
| Agricultural | - | - |
| Commercial and industrial | - | - |
| Consumer and other | - | - |
| Total Non-Real Estate | - | - |
| **Total** | 2 | $1,753 |

## Note 8. Premises and Equipment

The major categories comprising premises and equipment at December 31, 2012 and 2011 are as follows:

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (in thousands) | |
| Land | $ 5,928 | $ 5,949 |
| Bank premises | 17,485 | 17,888 |
| Furniture and equipment | 16,889 | 14,467 |
| Construction in progress | 122 | 298 |
| Acquired value | 40,424 | 38,602 |
| Less: accumulated depreciation | 20,860 | 18,681 |
| **Net book value** | $19,564 | $19,921 |

Depreciation expense amounted to approximately $1.6 million and $1.4 million for 2012 and 2011, respectively.

## Note 9. Goodwill and Other Intangible Assets

Goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to impairment testing. Other intangible assets continue to be amortized over their useful lives. The Company's goodwill is the difference in purchase price over the fair value of net assets acquired from the Homestead Bancorp in 2007. Goodwill totaled $2.0 million at December 31, 2012 and 2011. No impairment charges have been recognized on the Company's intangible assets. Mortgage servicing rights were relatively unchanged totaling $0.2 million at December 31, 2012 and 2011. Other intangible assets recorded include core deposit intangibles, which are subject to amortization. The weighted-average amortization period remaining for the Company's core deposit intangibles is 7.3 years. The core deposits intangible reflect the value of deposit relationships, including the beneficial rates, which arose from acquisitions.

The following table summarizes the Company's purchased accounting intangible assets subject to amortization:

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2012 | | | 2011 | | |
| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
| | (in thousands) | | | | | |
| Core deposit intangibles | $9,350 | $7,093 | $2,257 | $9,350 | $6,742 | $2,608 |
| Mortgage servicing rights | 267 | 111 | 156 | 267 | 64 | 203 |
| **Total** | $9,617 | $7,204 | $2,413 | $9,617 | $6,806 | $2,811 |

Amortization expense relating to purchase accounting intangibles totaled $0.4 million, $0.3 million and $0.2 million for the year ended December 31, 2012, 2011 and 2010, respectively. Estimated amortization expense of other intangible assets is as follows:

| For the Years Ended December 31, | Estimated Amortization Expense |
|---|---|
| | (in thousands) |
| 2013 | $320 |
| 2014 | $320 |
| 2015 | $320 |
| 2016 | $320 |
| 2017 | $320 |

These estimates do not assume the addition of any new intangible assets that may be acquired in the future nor any writedowns resulting from impairment.

## Note 10. Other Real Estate (ORE)

Other real estate owned consists of the following:

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (in thousands) | |
| **Real Estate Owned Acquired by Foreclosure:** | | |
| Residential | $1,186 | $1,342 |
| Construction & land development | 1,083 | 1,161 |
| Non-farm non-residential | 125 | 3,206 |
| **Total Other Real Estate Owned and Foreclosed Property** | $2,394 | $5,709 |

## Note 11. Deposits

The aggregate amount of time deposits having a remaining term of more than one year for the next five years are as follows:

| | December 31, 2012 |
|---|---|
| | (in thousands) |
| 2013 | $393,984 |
| 2014 | 173,870 |
| 2015 | 44,314 |
| 2016 | 14,964 |
| 2017 and thereafter | 21,316 |
| **Total** | $648,448 |

The table above includes, for December 31, 2012, brokered deposits totaling $15.9 million of which $10.9 million were in reciprocal time deposits acquired from the Certificate of Deposit Account Registry Service (CDARS). The aggregate amount of jumbo time deposits, each with a minimum denomination of $100,000, was approximately $425.0 million and $463.0 million at December 31, 2012 and 2011, respectively.

## Note 12. Borrowings

Short-term borrowings are summarized as follows:

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (in thousands) | |
| Securities sold under agreements to repurchase | $12.946 | $12,223 |
| Line of credit | 1,800 | - |
| **Total short-term borrowings** | $14,746 | $12,223 |

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily. Interest rates on repurchase agreements are set by Management and are generally based on the 91-day Treasury bill rate. Repurchase agreement deposits are fully collateralized and monitored daily. The Company's available lines of credit with correspondent banks, including the Federal Home Loan Bank, totaled $175.6 million at December 31, 2012 and $176.0 million at December 31, 2011.

At December 31, 2012, the Company had $24.1 million in blanket lien availability (primarily secured by commercial real estate loans) and $124.7 million in custody status availability (primarily secured by commercial real estate loans and 1-4 family mortgage loans). Total gross availability at the FHLB was $149.0 million at December 31, 2012. Net availability, after consideration of the Company's $50.0 million letter of credit, was $99.0 million at December 31, 2012. The Company also had lines available with other banks totaling $76.6 million at December 31, 2012.

The following schedule provides certain information about the Company's short-term borrowings during the periods indicated:

| | December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (in thousands except for %) | | |
| Outstanding at year end | $14,746 | $12,223 | $12,589 |
| Maximum month-end outstanding | $31,850 | $22,493 | $30,465 |
| Average daily outstanding | $14,560 | $11,030 | $13,086 |
| Weighted average rate during the year | 0.25 % | 0.18 % | 0.21 % |
| Average rate at year end | 0.75 % | 0.21 % | 0.21 % |

The Company's senior long-term debt, priced at Wall Street Journal Prime plus 75 basis points (4.00%), totaled $1.1 million at December 31, 2012. The Company pays $50,000 principal plus interest monthly. This loan has a maturity date of April 22, 2017 and is secured by a pledge of 13.2% (735,745 shares) of the Company's interest in First Guaranty Bank (a wholly owned subsidiary) under

Commercial Pledge Agreement dated June 22, 2011. At December 31, 2011 the balance of this debt totaled $3.2 million. During 2012, the Company made additional principal payments of $1.5 million. The Company maintains a revolving line of credit for $2.5 million with an availability of $0.7 million at December 31, 2012. This line of credit is secured by the same collateral as the term loan and is priced at 4.50%. At December 31, 2012, letters of credit issued by the FHLB totaling $50.0 million were outstanding and carried as off-balance sheet items, all of which expire in 2013. At December 31, 2011, letters of credit issued by the FHLB totaling $70.0 million were outstanding and carried as off-balance sheet items, all of which expired in 2012. The letters of credit are solely used for pledging towards public fund deposits. The FHLB has a blanket lien on substantially all of the Company's loan portfolio which is used to secure borrowing availability from the FHLB.

As of December 31, 2012 maturities on long-term debt were as follows:

| | Long-term debt |
|---|---|
| | *(in thousands)* |
| 2013 | $600 |
| 2014 | $500 |
| 2015 | $ - |
| 2016 | $ - |
| 2017 and thereafter | $ - |

The following table reconciles the Company's common stock outstanding:

| | 2012 | 2011[1] | 2010[1] | 2009[1] |
|---|---|---|---|---|
| Shares outstanding at beginning of year | 5,722,408 | 5,559,644 | 5,559,644 | 5,559,644 |
| Shares issued in acquisition (unadjusted for stock dividend) | - | 162,764 | - | - |
| **Shares outstanding prior to stock dividend** | 5,722,408 | 5,722,408 | 5,559,644 | 5,559,644 |
| Shares issued in stock dividend [1] (includes dividend on acquisition shares) | 571,819 | 571,819 | 555,964 | 555,964 |
| Treasury shares purchased | (2,895) | - | - | - |
| **Total $1 par common shares outstanding** | 6,291,332 | 6,294,227 | 6,115,608 | 6,115,608 |

*[1]The shares issued as a stock dividend were estimated for the years 2010 and 2009. The estimate was based on ten percent of the aggregate shares outstanding at the respective balance sheet dates.*

The stock dividend was accounted for with a reduction of the Company's retained earnings by the market value of the shares issued and application of the respective amounts to the common stock and surplus accounts.

## Note 13. Preferred Stock

On September 22, 2011, the Company received $39.4 million in funds from the U.S. Treasury's Small Business Lending Fund ("SBLF") program. $21.1 million of the funds from the SBLF program were used to redeem the Company's Series A and B Preferred Stock issued to the Treasury under the Capital Purchase Program. The Preferred Series C shares will receive quarterly dividends and the initial dividend rate was 5.00%. The rate can fluctuate between 1.00% and 5.00% during the next eight quarters and is dependent on the growth in qualified small business loans each quarter. The dividend rate is based on qualified loan growth two quarters in arrears. During 2012 the Company paid $2.0 million in preferred stock dividends. The dividend rate after 4.5 years will increase to 9.00% if the Preferred Series C shares have not been repurchased by that time. At December 31, 2012, the dividend rate was 5.0%.

## Note 14. Common Stock

The Company issued 179,036 shares of $1 par common stock in the acquisition of Greensburg Bancshares, Inc. that was completed on July 1, 2011.

First Guaranty Bancshares also issued a stock dividend of ten percent to stockholders of record on February 17, 2012 payable February 24, 2012. Common stock has been restated to retroactively record the stock dividend.

## Note 15. Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of

December 31, 2012 and 2011, that the Company and the Bank met all capital adequacy requirements to which they were subject.

As of December 31, 2012, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that Management believes have changed the Bank's category. The Company's and the Bank's actual capital amounts and ratios as of December 31, 2012 and 2011 are presented in the following table.

| | Actual | | Minimum Capital Requirements | | Minimum to be Well Capitalized Under Action Provisions | |
|---|---|---|---|---|---|---|
| December 31, 2012 | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | | | (in thousands except for %) | | | |
| **Total risk-based capital:** | | | | | | |
| Consolidated | $134,229 | 15.31 % | $70,133 | 8.00 % | N/A | N/A |
| Bank | $135,590 | 15.47 % | $70,095 | 8.00 % | $87,619 | 10.00 % |
| **Tier 1 capital:** | | | | | | |
| Consolidated | $123,877 | 14.13 % | $35,066 | 4.00 % | N/A | N/A |
| Bank | $125,238 | 14.29 % | $35,048 | 4.00 % | $52,571 | 6.00 % |
| **Tier 1 leverage capital:** | | | | | | |
| Consolidated | $123,877 | 9.24 % | $53,649 | 4.00 % | N/A | N/A |
| Bank | $125,238 | 9.34 % | $53,644 | 4.00 % | $67,055 | 5.00 % |
| December 31, 2011 | | | | | | |
| **Total risk-based capital:** | | | | | | |
| Consolidated | $126,407 | 14.75 % | $68,676 | 8.00 % | N/A | N/A |
| Bank | $127,618 | 14.90 % | $68,631 | 8.00 % | $85,789 | 10.00 % |
| **Tier 1 capital:** | | | | | | |
| Consolidated | $117,528 | 13.71 % | $34,338 | 4.00 % | N/A | N/A |
| Bank | $118,739 | 13.86 % | $34,315 | 4.00 % | $51,473 | 6.00 % |
| **Tier 1 leverage capital:** | | | | | | |
| Consolidated | $117,528 | 9.03 % | $52,240 | 4.00 % | N/A | N/A |
| Bank | $118,739 | 9.13 % | $52,228 | 4.00 % | $65,286 | 5.00 % |

## Note 16. Dividend Restrictions

The Federal Reserve Bank ("FRB") has stated that generally, a bank holding company, should not maintain a rate of distributions to shareholders unless its available net income has been sufficient to fully fund the distributions, and the prospective rate of earnings retention appears consistent with the bank holding company's capital needs, asset quality and overall financial condition. As a Louisiana corporation, the Company is restricted under the Louisiana corporate law from paying dividends under certain conditions.

First Guaranty Bank may not pay dividends or distribute capital assets if it is in default on any assessment due to the FDIC. First Guaranty Bank is also subject to regulations that impose minimum regulatory capital and minimum state law earnings requirements that affect the amount of cash available for distribution. In addition, under the Louisiana Banking Law, dividends may not be paid if it would reduce the unimpaired surplus below 50% of outstanding capital stock in any year.

The Bank is restricted under applicable laws in the payment

of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by the Bank in 2013 without permission will be limited to 2013 earnings plus the undistributed earnings of $6.1 million from 2012.

Accordingly, at January 1, 2013, $129.4 million of the Company's equity in the net assets of the Bank was restricted. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

Under the requirements of the United States Treasury's Small Business Lending Fund, the Company is permitted to pay dividends on its common stock, provided that: (i) the Company's Tier 1 capital would be at least 90% of the amount of Tier 1 capital existing immediately after receipt of SBLF funds; and (ii) the SBLF Dividends have been declared and paid to Treasury as of the most recent applicable dividend period. The Company has met each SBLF dividend obligation in a timely manner since receipt of SBLF funds. After two years, the 90% limitation will decrease by 10% for every 1% increase in qualified small business lending. See Note 13 for disclosure on the Company's SBLF Preferred Stock Series C.

## Note 17. Related Party Transactions

In the normal course of business, the Company and its subsidiary, First Guaranty Bank, have loans, deposits and other transactions with its executive officers, directors and certain business organizations and individuals with which such persons are associated. These transactions are completed with terms no less favorable than current market rates. An analysis of the activity of loans made to such borrowers during the year ended December 31, 2012 and 2011 follows:

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | *(in thousands)* | |
| Balance, beginning of year | $27,352 | $13,521 |
| Net Increase | 5,796 | 13,831 |
| **Balance, end of year** | **$33,148** | **$27,352** |

Unfunded commitments to the Company and Bank directors and executive officers totaled $17.2 million and $14.6 million at December 31, 2012 and 2011, respectively. At December 31, 2012 the Company and the Bank had deposits from directors and executives totaling $35.3 million. There were no participations in loans purchased from affiliated financial institutions included in the Company's loan portfolio in 2012 or 2011.

During the years ended 2012, 2011 and 2010, the Company paid approximately $0.6 million, $0.6 million and $0.6 million, respectively, for printing services and supplies and office furniture and equipment to Champion Graphic Communications (or subsidiary companies of Champion Industries, Inc.), of which Mr. Marshall T. Reynolds, the Chairman of the Company's Board of Directors, is President, Chief Executive Officer, Chairman of the Board of Directors and holder of 53.7% of Champion's common stock as of October 31, 2012; approximately $1.7 million, $1.5 million and $1.4 million, respectively, to participate in an employee medical benefit plan in which several entities under common ownership of the Company's Chairman participate; and approximately $0.2 million, $0.2 million and $0.2 million, respectively, to Sabre Transportation, Inc. for travel expenses of the Chairman and other directors. These expenses include, but are not limited to, the utilization of an aircraft, fuel, air crew, ramp fees and other expenses attendant to the Company's use. The Harrah and Reynolds Corporation, of which Mr. Reynolds is President and Chief Executive Officer and sole shareholder, has controlling interest in Sabre Transportation, Inc.

## Note 18. Employee Benefit Plans

The Company has an employee savings plan to which employees, who meet certain service requirements, may defer 1% to 20% of their base salaries, 6% of which may be matched up to 100%, at its sole discretion. Contributions to the savings plan were $67,000, $66,000 and $129,000 in 2012, 2011 and 2010, respectively. An Employee Stock Ownership Plan ("ESOP") benefits all eligible employees. Full time employees who have been credited with at least 1,000 hours of service during a 12 consecutive month period and who have attained age 21 are eligible to participate in the ESOP. The plan document has been approved by the Internal Revenue Service. Contributions to the ESOP are at the sole discretion of the Company. No contributions were made to the ESOP for the years 2012, 2011 or 2010. As of December 31, 2012, the ESOP held 19,412 shares. In October of 2010, the ESOP plan was frozen and the Company does not plan to make future contributions to this plan.



## Note 19. Other Expenses

The following is a summary of the significant components of other noninterest expense:

| | December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | | (in thousands) | |
| **Other noninterest expense:** | | | |
| Legal and professional fees | $ 1,990 | $ 2,208 | $ 1,791 |
| Data processing | 1,225 | 1,230 | 1,143 |
| Marketing and public relations | 697 | 654 | 1,426 |
| Taxes - sales, capital and franchise | 661 | 640 | 620 |
| Operating supplies | 581 | 574 | 594 |
| Travel and lodging | 523 | 492 | 435 |
| Telephone | 220 | 197 | 177 |
| Amortization of core deposits | 350 | 285 | 218 |
| Donations | 195 | 297 | 778 |
| Net costs from other real estate and repossessions | 2,083 | 1,317 | 858 |
| Regulatory assessment | 1,471 | 1,663 | 1,496 |
| Other | 3,784 | 3,262 | 2,331 |
| **Total other noninterest expense** | $13,780 | $12,819 | $11,867 |

The Company does not capitalize advertising costs. They are expensed as incurred and are included in other noninterest expense on the Consolidated Statements of Income. Advertising expense was $0.4 million, $0.3 million and $0.4 million for 2012, 2011 and 2010, respectively. The increase in net costs from other real estate and repossession is largely attributable to writedowns of $1.4 million for 2012 compared to $0.8 million for 2011.

## Note 20. Income Taxes

The following is a summary of the provision for income taxes included in the Statements of Income:

| | December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | | (in thousands) | |
| Current | $6,366 | $3,673 | $4,604 |
| Deferred | (505) | 50 | 622 |
| **Total** | $5,861 | $3,723 | $5,226 |

The difference between income taxes computed by applying the statutory federal income tax rate and the provision for income taxes in the financial statements is reconciled as follows:

| | December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | | (in thousands except for %) | |
| Statutory tax rate | 35.0 % | 34.0 % | 34.2 % |
| Federal income taxes at statutory rate | $6,272 | $4,001 | $5,224 |
| Tax exempt gain on acquisition | - | (566) | - |
| Other | (411) | 288 | 2 |
| **Total** | $5,861 | $3,723 | $5,226 |

Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities and available tax credit carryforwards. Temporary differences between the financial statement and tax values of assets and liabilities give rise to deferred tax assets (liabilities). The significant components of deferred tax assets and liabilities classified in the Company's Consolidated Balance Sheets as other assets (liabilities) at December 31, 2012 and 2011 are as follows:

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (in thousands) | |
| **Deferred tax assets:** | | |
| Allowance for loan losses | $3,516 | $3,241 |
| Other real estate owned | 455 | 599 |
| Impairment writedown on securities | 168 | 168 |
| Other | 540 | 582 |
| **Gross deferred tax assets** | $4,679 | $4,590 |
| **Deferred tax liabilities:** | | |
| Depreciation and amortization | (2,642) | (2,464) |
| Unrealized gains on available for sale securities | (3,114) | (2,301) |
| Other | (220) | (238) |
| **Gross deferred tax liabilities** | (5,976) | (5,003) |
| **Net deferred tax liabilities** | $(1,297) | $(413) |

As of December 31, 2012 and 2011, there were no net operating loss carryforwards for income tax purposes.

ASC 740-10, *Income Taxes,* clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the Consolidated Financial Statements recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company does not believe it has any unrecognized tax benefits included in its Consolidated Financial Statements. The Company has not had any settlements in the current period with taxing authorities, nor has it recognized tax benefits as a result of a lapse of the applicable statute of limitations. The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in noninterest expense. During the years ended December 31, 2012, 2011 and 2010, the Company did not recognize any interest or penalties in its Consolidated Financial Statements, nor has it recorded an accrued liability for interest or penalty payments.

## Note 21. Commitments and Contingencies

*Off-balance sheet commitments*

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets. The contract or notional amounts of those instruments reflect the extent of the involvement in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contractual notional amount of those instruments. The same credit policies are used in making commitments and conditional obligations as it does for on-balance sheet instruments. Unless otherwise noted, collateral or other security is not required to support financial instruments with credit risk.

Set forth below is a summary of the notional amounts of the financial instruments with off-balance sheet risk at December 31, 2012 and December 31, 2011:

| Contract Amount | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (in thousands) | |
| Commitments to extend credit | $26,775 | $13,264 |
| Unfunded commitments under lines of credit | $71,423 | $69,522 |
| Commercial and standby letters of credit | $ 5,470 | $ 6,745 |

Unless otherwise noted, collateral or other security is not required to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on Management's credit evaluation of the counterpart. Collateral requirements vary but may include accounts receivable, inventory, property, plant and equipment, residential real estate and commercial properties.

Standby and commercial letters of credit are conditional commitments to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The majority of these guarantees are short-term, one year or less; however, some guarantees extend for up to three years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral requirements are the same as on-balance sheet instruments and commitments to extend credit.

There were no losses incurred on commitments in 2012, 2011 or 2010.

## Note 22. Fair Value Measurements

The fair value of a financial instrument is the current amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques use certain inputs to arrive at fair value. Inputs to valuation techniques are the assumptions that market participants would use in pricing the asset or liability. They may be observable or unobservable. The Company uses a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

**Level 1 Inputs** – Unadjusted quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

**Level 2 Inputs** – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds or credit risks) or inputs that are derived principally from or corroborated by market data by correlation or other means.

**Level 3 Inputs** – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value follows, as well as the classification of such instruments within the valuation hierarchy.

*Securities available for sale.* Securities are classified within Level 1 where quoted market prices are available in an active market. Inputs include securities that have quoted prices in active markets for identical assets. If quoted market prices are unavailable, fair value is estimated using quoted prices of securities with similar characteristics, at which point the securities would be classified within Level 2 of the hierarchy. Securities classified Level 3 in the Company's portfolio as of December 31, 2012 includes municipal bonds and a preferred equity security.

*Impaired loans.* Loans are measured for impairment using the methods permitted by ASC Topic 310. Fair value of impaired loans is measured by either the loans obtainable market price, if available (Level 1), the fair value of the collateral if the loan is collateral dependent (Level 2) or the present value of expected future cash flows, discounted at the loan's effective interest rate (Level 3). Fair value of the collateral is determined by appraisals or by independent valuation.

*Other real estate owned.* Properties are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Fair values of other real estate owned ("OREO") at December 31, 2012 are determined by sales agreement or appraisal, and costs to sell are based on estimation per the terms and conditions of the sales agreement or amounts commonly used in real estate transactions. Inputs include appraisal values on the properties or recent sales activity for similar assets in the property's market, and thus OREO measured at fair value would be classified within Level 2 of the hierarchy.

Certain non-financial assets and non-financial liabilities are measured at fair value on a non-recurring basis including assets and liabilities related to reporting units measured at fair value in the testing of goodwill impairment, as well as intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.

The following table summarizes financial assets measured at fair value on a recurring basis as of December 31, 2012 and 2011, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (in thousands) | |
| **Securities available for sale measured at fair value** | $602,300 | $520,497 |
| Fair Value Measurements Using: | | |
| Quoted Prices in Active Markets For Identical Assets (Level 1) | $ 20,522 | $ 3,203 |
| Significant Other Observable Inputs (Level 2) | $573,071 | $509,778 |
| Significant Unobservable Inputs (Level 3) | $ 8,707 | $ 7,516 |

The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While Management believes the methodologies used are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value.

There were two transfers out of Level 1 as discussed below in the changes in Level 3. The Company did not transfer any securities from Level 2 or Level 3 into Level 1 during 2012.

The change in Level 3 securities available for sale was due to principal payments on municipal securities of $0.9 million which was offset by the addition of $42,000 of a common equity security and a $2.0 million preferred equity security, both of which were transferred from Level 1 during 2012. The Company felt these transfers were appropriate given the preferred security is not traded and the equity security did not have the trading volume that would justify a Level 1 classification.

The following table reconciles assets measured at fair value on a recurring basis using unobservable inputs (Level 3):

| | Level 3 Changes December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | *(in thousands)* | |
| Balance, beginning of year | $7,516 | $8,388 |
| Total gains or losses (realized/unrealized): | | |
| Included in earnings | - | - |
| Included in other comprehensive income | - | - |
| Purchases, sales, issuances and settlements, net | (873) | (872) |
| Transfers in and/or out of Level 3 | 2,064 | - |
| **Balance as of end of year** | $8,707 | $7,516 |

There were no gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held as of December 31, 2012.

The following table measures financial assets and financial liabilities measured at fair value on a non-recurring basis as of December 31, 2012, segregated by the level of valuation inputs within the fair value hierarchy utilized to measure fair value:

| | At December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | *(in thousands)* | |
| **Impaired loans measured at fair value** | $35,873 | $39,850 |
| Fair Value Measurements Using: | | |
| Quoted Prices in Active Markets For Identical Assets (Level 1) | - | - |
| Significant Other Observable Inputs (Level 2) | $ 8,563 | $ 8,113 |
| Significant Unobservable Inputs (Level 3) | $27,310 | $ 31,737 |
| | | |
| **Other real estate owned measured at fair value** | $ 2,394 | $ 5,709 |
| Fair Value Measurements Using: | | |
| Quoted Prices in Active Markets For Identical Assets (Level 1) | - | - |
| Significant Other Observable Inputs (Level 2) | $ 2,394 | $ 5,709 |
| Significant Unobservable Inputs (Level 3) | - | - |

ASC 825-10 provides the Company with an option to report selected financial assets and liabilities at fair value. The fair value option established by this statement permits the Company to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each reporting date *subsequent to implementation.*

The Company has chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States, and as such has not included any gains or losses in earnings for the year ended December 31, 2012.

## Note 23. Financial Instruments

Fair value estimates are generally subjective in nature and are dependent upon a number of significant assumptions associated with each instrument or group of similar instruments, including estimates of discount rates, risks associated with specific financial instruments, estimates of future cash flows and relevant available market information. Fair value information is intended to represent an estimate of an amount at which a financial instrument could be exchanged in a current transaction between a willing buyer and seller engaging in an exchange transaction. However, since there are no established trading markets for a significant portion of the Company's financial instruments, the Company may not be able to immediately settle financial instruments; as such, the fair values are not necessarily indicative of the amounts that could be realized through immediate settlement. In addition, the majority of the financial instruments, such as loans and deposits, are held to maturity and are realized or paid according to the contractual agreement with the customer.

Quoted market prices are used to estimate fair values when available. However, due to the nature of the financial instruments, in many instances quoted market prices are not available. Accordingly, estimated fair values have been estimated based on other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. Fair values are estimated without regard to any premium or discount that may result from concentrations of ownership of financial instruments, possible income tax ramifications or estimated transaction costs. The fair value estimates are subjective in nature and involve matters of significant judgment and, therefore, cannot be determined with precision. Fair values are also estimated at a specific point in time and are based on interest rates and other assumptions at that date. As events change the assumptions underlying these estimates, the fair values of financial instruments will change.

Disclosure of fair values is not required for certain items such as lease financing, investments accounted for under the equity method of accounting, obligations of pension and other postretirement benefits, premises and equipment, other real estate, prepaid expenses, the value of long-term relationships with depositors (core deposit intangibles) and other customer relationships, other intangible assets and income tax assets and liabilities. Fair value estimates are presented for existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses have not been considered in the estimates. Accordingly, the aggregate fair value amounts presented do not purport to represent and should not be considered representative of the underlying market or franchise value of the Company.

Because the standard permits many alternative calculation techniques and because numerous assumptions have been used to estimate the fair values, reasonable comparison of the fair value information with other financial institutions' fair value information cannot necessarily be made. The methods and assumptions used to estimate the fair values of each class of financial instruments, that are not disclosed above, are as follows:

***Cash and due from banks, interest-bearing deposits with banks, federal funds sold and federal funds purchased.***

These items are generally short-term in nature and, accordingly, the carrying amounts reported in the consolidated balance sheets are reasonable approximations of their fair values.

***Investment Securities.***

Fair values are principally based on quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or the use of discounted cash flow analyses.

***Loans Held for Sale.***

Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices. These loans are classified within Level 3 of the fair value hierarchy.

***Loans, net.***

Market values are computed present values using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread. These loans are classified within Level 3 of the fair value hierarchy.

***Accrued interest receivable.***

The carrying amount of accrued interest receivable approximates its fair value.

***Deposits.***

Market values are actually computed present values using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread. Deposits are classified within Level 3 of the fair value hierarchy.

***Accrued interest payable.***

The carrying amount of accrued interest payable approximates its fair value.

***Borrowings.***

The carrying amount of federal funds purchased and other short-term borrowings approximate their fair values. The fair value of the Company's long-term borrowings is computed using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread. Borrowings are classified within Level 3 of the fair value hierarchy.

*Other Unrecognized Financial Instruments.*

The fair value of commitments to extend credit is estimated using the fees charged to enter into similar legally binding agreements, taking into account the remaining terms of the agreements and customers' credit ratings. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair values of letters of credit are based on fees charged for similar agreements or on estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 2012 and 2011 the fair value of guarantees under commercial and standby letters of credit was not material.

The estimated fair values and carrying values of the financial instruments at December 31, 2012 and 2011 are presented in the following table:

| | December 31, | | | |
|---|---|---|---|---|
| | 2012 | | 2011 | |
| | Carrying Value | Estimated Fair Value | Carrying Value | Estimated Fair Value |
| | (in thousands) | | | |
| **Assets** | | | | |
| Cash and cash equivalents | $ 86,233 | $ 86,233 | $ 112,442 | $ 112,442 |
| Securities, available for sale | $ 602,300 | $ 602,300 | $ 520,497 | $ 520,497 |
| Securities, held to maturity | $ 58,943 | $ 58,939 | $ 112,666 | $ 113,197 |
| Federal Home Loan Bank stock | $ 1,275 | $ 1,275 | $ 643 | $ 643 |
| Loans, net | $ 629,500 | $ 634,042 | $ 564,221 | $ 564,049 |
| Accrued interest receivable | $ 6,711 | $ 6,711 | $ 8,128 | $ 8,128 |
| **Liabilities** | | | | |
| Deposits | $1,252,612 | $1,221,571 | $1,207,302 | $1,214,529 |
| Borrowings | $ 15,846 | $ 15,846 | $ 15,423 | $ 15,421 |
| Accrued interest payable | $ 2,840 | $ 2,840 | $ 3,509 | $ 3,509 |

There is no material difference between the contract amount and the estimated fair value of off-balance sheet items that are primarily comprised of short-term unfunded loan commitments that are generally at market prices.

## Note 24. Concentrations of Credit and Other Risks

The Company monitors loan portfolio concentrations by region, collateral type, loan type and industry on a monthly basis and has established maximum thresholds as a percentage of its capital to ensure that the desired mix and diversification of its loan portfolio is achieved. The Company is compliant with the established thresholds as of December 31, 2012. Personal, commercial and residential loans are granted to customers, most of who reside in northern and southern areas of Louisiana. Although the Company has a diversified loan portfolio, significant portions of the loans are collateralized by real estate located in Tangipahoa Parish and surrounding parishes in southeast Louisiana. Declines in the Louisiana economy could result in lower real estate values which could, under certain circumstances, result in losses to the Company.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers. Generally, credit is not extended in excess of $8.0 million to any single borrower or group of related borrowers. Approximately 37.6% of the Company's deposits are derived from local governmental agencies at December 31, 2012. These governmental depositing authorities are generally long-term customers. A number of the depositing authorities are under contractual obligation to maintain their operating funds exclusively with the Company. In most cases, the Company is required to pledge securities or letters of credit issued by the Federal Home Loan Bank to the depositing authorities to collateralize their deposits. Under certain circumstances, the withdrawal of all of, or a significant portion of, the deposits of one or more of the depositing authorities may result in a temporary reduction in liquidity, depending primarily on the maturities and/or classifications of the securities pledged against such deposits and the ability to replace such deposits with either new deposits or other borrowings. Public fund deposits totaled $470.5 million of total deposits at December 31, 2012. Five public entities comprised $395.3 million or 84.0% of the total public funds as of December 31, 2012.

## Note 25. Litigation

The Company is subject to various legal proceedings in the normal course of its business. It is Management's belief that the ultimate resolution of such claims will not have a material adverse effect on the Company's financial position or results of operations.

## Note 26. Condensed Parent Company Information

The following condensed financial information reflects the accounts and transactions of First Guaranty Bancshares, Inc. (parent company only) for the dates indicated:

**First Guaranty Bancshares, Inc.**
**Condensed Balance Sheets**

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| | *(in thousands)* | |
| **Assets** | | |
| Cash | $ 1,291 | $ 1,618 |
| Investment in bank subsidiary | 135,538 | 127,801 |
| Investment securities: | | |
| Available for sale, at fair value | 64 | 291 |
| Other assets | 407 | 286 |
| **Total Assets** | 137,300 | 129,996 |
| **Liabilities and Stockholders' Equity** | | |
| Long-term debt | $ 2,900 | $ 3,200 |
| Other liabilities | 219 | 194 |
| **Total Liabilities** | 3,119 | 3,394 |
| **Stockholders' Equity** | 134,181 | 126,602 |
| **Total Liabilities and Stockholders' Equity** | 137,300 | 129,996 |

**First Guaranty Bancshares, Inc.**
**Condensed Statements of Income**

| | December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| | | *(in thousands)* | |
| **Operating Income** | | | |
| Dividends received from bank subsidiary | $ 6,400 | $ 4,600 | $6,893 |
| Other income | 1 | 32 | 4 |
| **Total operating income** | 6,401 | 4,632 | 6,897 |
| **Operating Expenses** | | | |
| Interest expense | 91 | 166 | - |
| Salaries & Benefits | 101 | 85 | 88 |
| Other expenses | 667 | 927 | 766 |
| **Total operating expenses** | 859 | 1,178 | 854 |
| Income before income tax benefit and increase in equity in undistributed earnings of subsidiary | 5,542 | 3,454 | 6,043 |
| Income tax benefit | 373 | 200 | 296 |
| **Income before increase in equity in undistributed earnings of subsidiary** | 5,915 | 3,654 | 6,339 |
| Increase in equity in undistributed earnings of subsidiary | 6,144 | 4,379 | 3,686 |
| **Net Income** | 12,059 | 8,033 | 10,025 |
| Less preferred stock dividends | (1,972) | (1,976) | (1,333) |
| **Net income available to common shareholders** | $10,087 | $6,057 | $8,692 |

## First Guaranty Bancshares, Inc.
## Condensed Statements of Cash Flow

| | December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | | (in thousands) | |
| **Cash flows from operating activities:** | | | |
| Net income | $12,059 | $8,033 | $10,025 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| (Increase) in equity in undistributed earnings of subsidiary | (6,144) | (4,379) | (3,686) |
| Loss on sale of securities | 2 | - | - |
| Net change in other liabilities | 32 | (349) | 159 |
| Net change in other assets | (122) | (250) | 164 |
| **Net cash provided by operating activities** | 5,827 | 3,055 | 6,662 |
| **Cash flows from investing activities:** | | | |
| Proceeds from maturities, calls and sales of AFS securities | 248 | - | - |
| Funds Invested in AFS securities | (41) | - | - |
| Payments for investments in and advances to subsidiary | - | (19,331) | - |
| Cash paid in excess of cash received in acquisition | - | (2,203) | - |
| **Net cash provided by (used in) investing activities** | 207 | (21,534) | - |
| **Cash flows from financing activities:** | | | |
| Proceeds from short-term debt | 1,800 | - | - |
| Proceeds from long-term debt | - | 3,500 | - |
| Repayment of long-term debt | (2,100) | (3,800) | - |
| Proceeds from issuance of preferred stock | - | 39,435 | - |
| Repurchase of preferred stock | - | (21,128) | - |
| Repurchase of common stock | (54) | - | - |
| Dividends paid | (6,007) | (5,433) | (4,686) |
| **Net cash (used in) provided by financing activities** | (6,361) | 12,574 | (4,686) |
| **Net (decrease) increase in cash and cash equivalents** | (327) | (5,905) | 1,976 |
| **Cash and cash equivalents at the beginning of the period** | 1,618 | 7,523 | 5,547 |
| **Cash and cash equivalents at the end of the period** | $ 1,291 | $1,618 | $ 7,523 |

This concludes the audited notes section of this Annual Report.

## Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

There is no liquid or active market for our common stock. The Company's shares of common stock are not traded on a stock exchange or in any established over-the-counter market. Trades occur primarily between individuals at a price mutually agreed upon by the buyer and seller. Trading in the Company's common stock has been infrequent and such trades cannot be characterized as constituting an active trading market.

The following table sets forth the high and low bid quotations for First Guaranty Bancshares, Inc.'s common stock for the periods indicated. These quotations represent trades of which we are aware and do not include retail markups, markdowns or commissions and do not necessarily reflect actual transactions. As of December 31, 2012, there were 6,294,227 shares of First Guaranty Bancshares, Inc. common stock issued.

| | 2012 | | | 2011[1] | | |
|---|---|---|---|---|---|---|
| **Quarter Ended:** | High | Low | Dividend | High | Low | Dividend |
| March 31, [1] | $17.51 | $14.09 | $0.16 | $16.93 | $16.93 | $0.145 |
| June 30, | $18.59 | $18.59 | $0.16 | $16.93 | $16.93 | $0.145 |
| September 30, | $18.59 | $18.59 | $0.16 | $17.51 | $12.05 | $0.145 |
| December 31, | $18.59 | $18.59 | $0.16 | $17.51 | $12.27 | $0.145 |

[1] 2011 and first quarter 2012 stock prices have been adjusted to reflect the ten percent stock dividend paid February 24, 2012 to stockholders of record as of February 17, 2012. 2011 dividends per share have also been adjusted to reflect the stock dividend.


LIBERTY

Our stockholders are entitled to receive dividends when, and if, declared by the Board of Directors, out of funds legally available for dividends. We have paid consecutive quarterly cash dividends on our common stock for each of the last 78 quarters dating back to the third quarter of 1993. The Board of Directors intends to continue to pay regular quarterly cash dividends. The ability to pay dividends in the future will depend on earnings and financial condition, liquidity and capital requirements, regulatory restrictions, the general economic and regulatory climate and ability to service any equity or debt obligations senior to common stock. There are legal restrictions on the ability of First Guaranty Bank to pay cash dividends to First Guaranty Bancshares, Inc. Under federal and state law, we are required to maintain certain surplus and capital levels and may not distribute dividends in cash or in kind, if after such distribution we would fall below such levels. Specifically, an insured depository institution is prohibited from making any capital distribution to its shareholders, including by way of dividend, if after making such distribution, the depository institution fails to meet the required minimum level for any relevant capital measure including the risk-based capital adequacy and leverage standards.

Additionally, under the Louisiana Business Corporation Act, First Guaranty Bancshares, Inc. is prohibited from paying any cash dividends to shareholders if, after the payment of such dividend, its total assets would be less than its total liabilities or where net assets are less than the liquidation value of shares that have a preferential right to participate in First Guaranty Bancshares, Inc.'s assets in the event First Guaranty Bancshares, Inc. were to be liquidated.

The Company repurchased 2,895 shares of our outstanding common stock during 2012. Common shares outstanding at December 31, 2012 were 6,291,332.

### Stock Performance Graph

The line graph below compares the cumulative total return for the Company's common stock with the cumulative total return of both the NASDAQ Stock Market Index for U.S. companies and the NASDAQ Index for bank stocks for the period December 31, 2007 through December 31, 2012. The total return assumes the reinvestment of all dividends and is based on a $100 investment on December 31, 1999. It also reflects the stock price on December 31st of each year shown, although this price reflects only a small number of transactions involving a small number of directors of the Company or affiliates or associates and cannot be taken as an accurate indicator of the market value of the Company's common stock.

**Cumulative Total Return of First Guaranty Bancshares, Inc.**
**Compared to NASDAQ Bank Index and NASDAQ Composite Index**


200
150
100
50
2008
2009
2010
2011
2012
First Guaranty Bancshares, Inc.
NASDAQ Bank Index
NASDAQ Composite Index

| | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 |
|---|---|---|---|---|---|---|
| First Guaranty Bancshares, Inc. | $179.00 | $189.00 | $133.00 | $151.00 | $161.00 | $166.57 |
| NASDAQ Bank Index | $145.00 | $110.00 | $ 90.00 | $100.00 | $ 88.00 | $101.94 |
| NASDAQ Composite Index | $121.00 | $ 72.00 | $103.00 | $121.00 | $ 119.00 | $137.71 |

We have no equity based benefit plans.

**Annual Meeting**

The Annual Meeting of Stockholders will convene at 2:00 p.m. Central Daylight Saving Time (CDT) on Thursday, May 16, 2013 in the Auditorium, First Guaranty Square, 400 East Thomas Street, Hammond, Louisiana.

**Corporate Headquarters**

First Guaranty Square
400 East Thomas Street
Hammond, Louisiana 70401-3320
Telephone (985) 345-7685

**Stock Transfer Agent**

First Guaranty Bank
Corporate Trust
Post Office Box 2009
Hammond, Louisiana 70404-2009

**Certified Public Accountants**

Castaing, Hussey & Lolan, LLC
New Iberia, Louisiana

**Financial and General Information**

Persons seeking financial or other information about the Company are invited to contact:

Eric J. Dosch
Chief Financial Officer, Treasurer and Secretary
First Guaranty Bancshares, Inc.
Post Office 2009
Hammond, Louisiana 70404-2009
Telephone (985) 375-0308

**Notice to Stockholders**

A copy of the First Guaranty Bancshares, Inc. Annual Report filed on Form 10-K with the U.S. Securities and Exchange Commission can be accessed through the Company's website at www.fgb.net or is available without charge by writing:

Eric J. Dosch
Chief Financial Officer, Treasurer and Secretary
First Guaranty Bancshares, Inc.
Post Office 2009
Hammond, Louisiana 70404-2009
Telephone (985) 375-0308



FIRST GUARANTY BANCSHARES, INC.

www.fgb.net